Exhibit 99.1

Peñasquito Polymetallic Operation
Zacatecas State
Mexico
NI 43-101 Technical Report

Effective Date: 31 December 2010

Qualified Person:

Maryse Belanger P.Geo.
Guillermo Pareja, P.Geo.
Peter Nahan, AusIMM.

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Location and Access		1-1
	1.2	Project Setting and Infrastructure		1-1
	1.3	Tenure, Surface Rights, and Royalties		1-2
	1.4	Permits		1-2
	1.5	Environmental		1-2
	1.6	Closure Plans		1-3
	1.7	History and Exploration		1-3
	1.8	Geology and Mineralization		1-3
	1.9	Drilling and Sampling		1-4
	1.10	Sample Preparation and Analysis		1-5
	1.11	Data Verification		1-6
	1.12	Metallurgical Testwork		1-6
	1.13	Mineral Resource Estimates		1-6
	1.14	Mineral Reserve Estimates		1-8
	1.15	Mine Production and Plan		1-11
	1.16	Waste Rock Facilities		1-12
	1.17	Process		1-12
	1.18	Tailings Storage Facilities		1-12
	1.19	Economic Analysis		1-13
	1.20	Exploration Potential		1-14
	1.21	Conclusions		1-14
	1.22	Recommendations		1-14

2.0	INTRODUCTION			2-1
	2.1	Qualified Persons		2-1
	2.2	Site Visits and Scope of Personal Inspection		2-2
	2.3	Effective Dates		2-3
	2.4	Information Sources		2-3
	2.5	Previous Technical Reports		2-3
	2.6	Technical Report Sections and Required Items under NI 43-101		2-4

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Property and Title in Mexico		4-1
		4.2.1	Mineral Property Title	4-1
		4.2.2	Surface Rights Title	4-4
		4.2.3	Environmental Regulations	4-4
		4.2.4	Taxation and Royalties	4-5
	4.3	Tenure History		4-5
	4.4	Current Mineral Tenure		4-6
	4.5	Surface Rights		4-6
	4.6	Water Rights		4-13
	4.7	Royalties		4-13
	4.8	Agreements		4-13
	4.9	Permits		4-14
	4.10	Environmental		4-14

March 2011	TOC i

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

	4.11	Closure Considerations		4-15
	4.12	Socio-Economics		4-15
	4.13	Comment on Section 4		4-16

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-18
	5.1	Accessibility		5-18
	5.2	Climate		5-18
	5.3	Local Resources and Infrastructure		5-18
	5.4	Physiography		5-23
	5.5	Comment on Section 5		5-23

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-1
	7.3	Deposit Geology		7-3
	7.4	Mantos		7-7
	7.5	Skarns		7-7
	7.6	Prospects		7-7
	7.7	Comment on Section 7		7-7

8.0	DEPOSIT TYPES			8-1
	8.1	Comment on Section 8		8-2

9.0	MINERALIZATION			9-1
	9.1	Comment on Section 9		9-1

10.0	EXPLORATION			10-2
	10.1	Grids and Surveys		10-2
	10.2	Geochemistry		10-2
	10.3	Geophysical Surveys		10-2
	10.4	Drilling		10-3
	10.5	Bulk Density		10-3
	10.6	Exploration Potential		10-4
		10.6.1	Peñasquito	10-4
	10.7	Comment on Section 10		10-4

11.0	DRILLING			11-1
	11.1	Drill Contractors		11-1
	11.2	Drill Methods		11-1
	11.3	Geotechnical Drilling		11-4
	11.4	Geological Logging		11-4
	11.5	Collar Surveys		11-5
	11.6	Downhole Surveys		11-5
	11.7	Recovery		11-5
	11.8	Deposit Drilling		11-5
	11.9	Blast Hole Drilling		11-6
	11.10	Comment on Section 11		11-6

12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Geochemical Sampling		12-1
	12.2	RC Sampling		12-1

March 2011	TOC ii

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

	12.3	Core Sampling		12-1
	12.4	Production Sampling		12-2
	12.5	Quality Assurance and Quality Control		12-2
	12.6	Specific Gravity Determinations		12-2
	12.7	Comment on Section 12		12-2

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			13-1
	13.1	Analytical Laboratories		13-1
	13.2	Sample Preparation		13-1
	13.3	Analysis		13-2
	13.4	Quality Assurance/Quality Control Programs		13-2
	13.5	Databases		13-3
	13.6	Sample Security		13-4
	13.7	Sample Storage		13-4
	13.8	Comment on Section 13		13-4

14.0	DATA VERIFICATION			14-1
	14.1	SNC Lavalin (2003)		14-1
	14.2	Independent Mining Consultants (2005)		14-2
	14.3	Mine Development Associates (2007)		14-3
	14.4	P&E Mining Consultants (2008)		14-4
	14.5	Goldcorp Data Checks		14-5
	14.6	Comment on Section 14		14-5

15.0	ADJACENT PROPERTIES			15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Metallurgical Testwork		16-1
	16.2	Process Description		16-1
		16.2.1	Oxide Ore	16-1
		16.2.2	Sulphide Ore	16-1
	16.3	Plant Operation		16-6
	16.4	Reconciliation		16-6
	16.5	Tailings Storage Facilities		16-9
	16.6	Comment on Section 16		16-9

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Mineral Resources		17-1
		17.1.1	Database	17-1
		17.1.2	Geological Models	17-1
		17.1.3	Domaining	17-2
		17.1.4	Exploratory Data Analysis	17-2
		17.1.5	Grade Capping	17-2
		17.1.6	Composites	17-4
		17.1.7	Variography	17-4
		17.1.8	Density	17-4
		17.1.9	Estimation Methodology	17-4
		17.1.10 Validation		17-5
		17.1.11 Mineral Resource Classification		17-5
		17.1.12 Assessment of Reasonable Prospects of Economic Extraction		17-5
		17.1.13 Mineral Resource Statement		17-6
	17.2	Mineral Reserves		17-8

March 2011	TOC iii

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

		17.2.1	Cut-off Grades	17-8
		17.2.2	Dilution	17-8
		17.2.3	Pit Optimization Parameters	17-10
		17.2.4	Stockpiles	17-10
		17.2.5	Mineral Reserve Statement	17-10
	17.3	Comment on Section 17		17-10

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			18-1
	18.1	Open Pit Mining Operations		18-1
		18.1.1	Description of Open Pit Operations	18-1
		18.1.2	Life-of-Mine Production Schedule	18-2
		18.1.3	Waste Rock Facilities	18-4
	18.2	Reconciliation		18-4
	18.3	Geotechnical		18-4
	18.4	Hydrology		18-5
	18.5	Infrastructure Considerations		18-5
	18.6	Workforce		18-5
	18.7	Closure Considerations		18-5
	18.8	Markets		18-6
	18.9	Taxation		18-7
	18.10	Capital Costs		18-7
	18.11	Operating Costs		18-9
	18.12	Economic Analysis to Support Mineral Reserves		18-10
		18.12.1 Sensitivity Analysis		18-11

19.0	OTHER RELEVANT DATA AND INFORMATION			19-1

20.0	INTERPRETATION AND CONCLUSIONS			20-1

21.0	RECOMMENDATIONS			21-1

22.0	REFERENCES			22-1
	22.1	Bibliography		22-1
	22.2	Glossary		22-1
	22.3	Abbreviations		22-1
	22.4	Chemical Symbols		22-1

23.0	DATE AND SIGNATURE PAGE			23-1

T A B L E S

Table 1-1:	Mineral Resource Statement, Effective Date 31 December 2010, Guillermo Pareja, P.Geo.	1-9
Table 1-2:	Mineral Reserve Statement, Effective Date 31 December 2010, Peter Nahan, AusIMM.	1-10
Table 2-1:	Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents	2-5
Table 4-1:	Tenure Summary Table	4-7
Table 10-1:	Exploration Summary Table	10-3
Table 11-1:	Drill Hole Summary Table	11-2
Table 12-1:	Specific Gravity Data	12-2
Table 13-1:	Analytical Methods	13-3

March 2011	TOC iv

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 16-1:	Metallurgical Testwork Summary	16-2
Table 16-2:	Oxide Recoveries	16-3
Table 16-3:	Sulphide Recoveries	16-3
Table 17-1:	Resource Model Domains	17-3
Table 17-2:	Domains, Deleterious Elements Model	17-3
Table 17-3:	Summary Statistics for Raw Assay Data	17-3
Table 17-4:	Summary, Grade Cap Data	17-3
Table 17-5:	Lerchs-Grossman Optimization Parameters	17-6
Table 17-6:	Mineral Resource Statement, Effective Date 31 December 2010, Guillermo Pareja, P.Geo.	17-7
Table 17-7:	Open Pit Mineral Reserve Cut-off Grades by Metallurgical Type	17-9
Table 17-8:	Processing Parameters Used in the NSR Calculations	17-9
Table 17-9:	Mineral Reserve Statement, Effective Date 31 December 2010, Peter Nahan, AusIMM.	17-12
Table 18-1:	Life-of-Mine Open Pit Production Plan	18-3
Table 18-2:	2010 Reconciliation	18-4
Table 18-3:	Project Workforce	18-5
Table 18-4:	Projected LOM Capital (Including Sustaining Capital) Costs	18-8
Table 18-5:	Projected LOM Operating Costs (sulphide costs per tonne milled)	18-9
Table 18-6:	Projected LOM Operating Costs (oxide costs per tonne milled)	18-9
Table 18-7:	Sensitivity Table	18-11

F I G U R E S

Figure 2-1:	Project Location Map	2-2
Figure 4-1:	Project Tenure Map	4-11
Figure 4-2:	District Surface Rights Map	4-12
Figure 5-1:	Project Infrastructure Layout in Relation to Mineral Tenure	5-20
Figure 5-2:	Air Photo Showing Current Project Infrastructure Layout	5-21
Figure 5-3:	Easement Location	5-22
Figure 7-1:	Regional Geological Plan	7-2
Figure 7-2:	Deposit Geology Plan	7-4
Figure 7-3:	Deposit Alteration Plan	7-6
Figure 7-4:	Mantos	7-8
Figure 8-1:	Peñasquito Deposit Model	8-3
Figure 10-1:	Cross Section, 228412, Peñasco, Showing Mantos	10-5
Figure 11-1:	Peñasco and Azul (Chile Colorado) Drill Hole Location Map	11-3
Figure 11-2:	Drill Section, Peñasco	11-7
Figure 11-3:	Drill Section, Chile Colorado	11-8
Figure 16-1:	Schematic, Oxide Process Flowsheet	16-4
Figure 16-2:	Schematic, Sulphide Process Flowsheet	16-7
Figure 16-3:	Metal recoveries by lithology in Lead Concentrate. Feasibility Vs Sulphide Plant	16-8
Figure 16-4:	Metal recoveries by lithology in Zinc Concentrate. Feasibility Vs Sulphide Plant	16-8
Figure 17-1:	Plan View of Peñasquito Ultimate Pit	17-11
Figure 17-2:	3D Perspective of the Pits from the Northwest and South	17-11

March 2011	TOC v

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

1.0	SUMMARY

Goldcorp staff Maryse Belanger, P.Geo., Guillermo Pareja, P.Geo., and Peter Nahan, AusIMM., prepared a Technical Report (the Report) for Silver Wheaton Corp. (Silver Wheaton) on the Goldcorp Inc. (Goldcorp) wholly-owned Peñasquito polymetallic open pit operation (the Project) located in the state of Zacatecas, Mexico. The mine exploits the Peñasco and Brecha Azul (Chile Colorado) deposits. Silver Wheaton holds a 25% interest in the silver production from the Project under contract.

1.1	Location and Access

Peñasquito is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 km northeast of the city of Zacatecas.

The mine site is accessed via a turnoff from Highway 54 approximately 25 kilometres south of Concepción Del Oro. There is an airport on site.

1.2	Project Setting and Infrastructure

The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 m above sea level.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Mining operations are conducted year-round.

Construction commenced in 2007, and all required facilities have been installed. Goldcorp maintains administrative, technical, operations support, and processing facilities on the site. To maintain the required permanent workforce for operations and construction, Goldcorp operates modern camp facilities for rotational personnel that do not live in and around the Project area. Goldcorp has provided direct employment to 285 people from 18 communities in the local municipality of Mazapil, which includes Cedros and El Vergel, and over 670 additional employees from 32 municipalities in the state of Zacatecas. Almost 82% of Peñasquito employees are from the local area.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission. Process and potable water for the Peñasquito Mine is sourced a water field located 6 km west of the Peñasquito Mine. Permits to pump up to 35 Mm3 of this water per year have been received.

March 2011	Page 1-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

1.3	Tenure, Surface Rights, and Royalties

The Peñasquito Project comprises 130 exploitation concessions, covering a total area of approximately 122,534 ha, which are held in the names of indirectly wholly-owned Goldcorp subsidiaries. Concessions were granted for durations of 50 years. Duty payments for the concessions have been made as required. As per Mexican requirements for grant of tenure, the concessions comprising the Project have been surveyed on the ground by a licensed surveyor.

Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by private individuals and three ejidos. Signatures indicating agreement have been obtained for all three of the ejidos and nearly all the private owners. Goldcorp currently is in negotiations to finalize surface rights to minor land positions still held by some private owners. Relations with the ejidos through the process have been positive.

A 2% net smelter return (NSR) royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations. There are no other royalties payable on the Project.

In 2007, Silver Wheaton acquired 25% of the silver produced over the life-of mine (LOM) for an up-front cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

1.4	Permits

Goldcorp holds the appropriate permits under Mexican Federal, state, and local laws to allow exploration activity and mining operations.

1.5	Environmental

Environmental permits are required by various Mexican Federal, State and municipal agencies, and are in place for Project operations.

The Project environmental impact assessment (EIA, or in Spanish, MIA) was authorized on 18 December 2006. The document was prepared based on a 50,000 t/d production rate. An MIA extension or modification to increase permitted production capacity to 150,000 t/d was approved in 2008.

March 2011	Page 1-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with an open pit mine that is in the construction and start-up/early mining phases, and includes the open pit, roads, site infrastructure, and waste and tailings disposal facilities.

1.6	Closure Plans

A closure and reclamation plan has been prepared for the mine site. The costs for this plan were calculated based on the standardized reclamation cost estimator (SRCE) model which is based on the Nevada State regulations.

Closure costs are currently estimated at US$28.9 million. Goldcorp proposes to fund its closure cost obligations through allocating profits to an accounting provision and using mine life cash flows to progressively undertake mine restoration activities prior to closure, during decommissioning and during the post-closure monitoring and maintenance period.

1.7	History and Exploration

The earliest recorded work in the Project area consists of excavation of a shallow shaft and completion of two drill holes in the 1950s. Prior to Goldcorp’s Project interest, the following companies had either held an interest or performed exploration activities: Minera Kennecott SA de CV (Kennecott), Western Copper Holdings Ltd. (Western Copper), Western Silver Corporation (Western Silver), Mauricio Hochschild & Cia Ltda. (Hochschild) and Glamis Gold Corporation (Glamis).

Work undertaken included reconnaissance geological inspections, regional-scale geochemical and geophysical surveys (including gravity, controlled source audio frequency magnetollurics (CSAMT), reconnaissance induced polarization (RIP), scaler induced polarization (Scaler IP), airborne radiometrics and magnetics and ground magnetics), rotary air blast (RAB), reverse circulation (RC) and core drilling.

A pre-feasibility study was undertaken in 2004, a feasibility study in 2005 and a feasibility study update in 2006. Mine construction commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

1.8	Geology and Mineralization

The regional geology of the Mazapil area is dominated by Mesozoic sedimentary rocks intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite). The sedimentary rocks formed in the Mexico Geosyncline, a 2.5 km-thick series of marine sediments deposited during the Jurassic and Cretaceous periods.

March 2011	Page 1-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at Peñasquito. The pipes flare upward, and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 900 m by 800 m immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 500 m in diameter immediately below alluvium. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo.

Deposits within the Peñasquito Project are considered to be examples of breccia pipe deposits developed as a result of intrusion-related hydrothermal activity. Global examples of such deposits include Kidston (Australia), Montana Tunnels (Montana), and Cripple Creek (Colorado).

In addition, mantos-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes. They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides.

1.9	Drilling and Sampling

Drilling completed on the Peñasquito Project for the period 1994 to 2010 comprised 958 drill holes (524,748 m). Drilling has focused on the exploration of three principal areas: the original Chile Colorado Zone, the Brecha Azul Zone (Azul Breccia, Northeast Azul, and Luna Azul) and the Peñasco Zone (including El Sotol).

March 2011	Page 1-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Drill hole spacing is generally on 50 m sections in the main deposits spreading out to 400 m spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area approximately 8 km east–west by 4,500 m north–south with the majority of drill holes concentrated in an area 2.1 km east–west by 2.8 km north–south.

Drill programs have been completed primarily by contract drill crew, supervised by geological staff of the Project operator at the time. Multiple drill contractors have been used. Although the vein orientations are variable within the Project area, generally drill orientations were appropriate for the style and orientation of the mineralization in the area being drilled.

Drill logs record lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity.

Drill collars were surveyed using a single shot, through the bit, survey instrument. All drill holes have been down-hole surveyed except 51 Western Silver RC drill holes and 11 of the 71 Kennecott drill holes.

Core recovery for the Peñasquito drilling averaged 94%.

Sample collection and handling of core was done in accordance with industry standard practices, with procedures to limit sample losses and sampling biases. RC drill cuttings were sampled at intervals of 2 m. The standard core sample interval is 2 m. Some samples are limited to geological boundaries and are less than 2 m in length.

The sampling has been undertaken over a sufficient area to determine deposit limits, and the data collected adequately reflects deposit dimensions, true widths of mineralization, and the style of the deposits. The samples are representative of the mineralization, and respect the geology of the deposits.

1.10	Sample Preparation and Analysis

Independent sample preparation and analytical laboratories used during the exploration, development and operational core drill programs on the Project include ALS Chemex, and Bondar Clegg (absorbed into ALS Chemex in 2001). The umpire (check) laboratory is Acme Laboratories in Vancouver. Laboratories are certified, and independent of Goldcorp. The run-of-mine samples are assayed in an on-site mine laboratory that is not accredited.

The sample preparation method typically consists of drying, pulverizing and splitting to generate a 30 g pulp for assay. Prior to 2003, the pulverization standard was 85% passing 75 µm, after 2003, samples were pulverized to a minimum of 85% passing 200 mesh. Standard fire assay (FA) procedures are used for analysis.

March 2011	Page 1-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Quality assurance and quality control (QA/QC) measures for Goldcorp programs include submission of standard reference materials and blanks, and re-assay of a proportion of the samples.

1.11	Data Verification

Four previous independent data checks have been performed, in support of preliminary assessment and pre-feasibility studies on the Project. No significant errors were noted by the independent consulting firms with the QA/QC or Project databases that would affect Mineral Resource or Mineral Reserve estimates.

Validation checks performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. No errors have been noted with the Project databases that would affect Mineral Resource or Mineral Reserve estimation.

1.12	Metallurgical Testwork

Over the Project history, a number of metallurgical testwork campaigns have been undertaken. Testwork included comminution, flotation, heavy media separation, variability scheme, modal analyses and liberation analyses, bottle roll tests, column leach tests.

Programs were sufficient to establish the optimal processing routes for oxide and sulphide ores, were performed on mineralization that was typical of the deposits, and supported estimation of recovery factors for the various ore types. The testwork provided an appropriate estimate of the oxide and sulphide recoveries

1.13	Mineral Resource Estimates

Geological interpretations for the deposits are based on RC and core data. Three-dimensional solid wire-frames (solids) were created for lithologies and oxidation states. A block size of 15 m x 15 m x 15 m was used for estimation of mineral resources. The model is not rotated.

March 2011	Page 1-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

The deposit contains a number of elements, Sb, As, Cu, Fe, and S, which are deleterious in the process route. Those elements were interpolated into the same block model as the primary economic metals Au, Ag, Cu, Pb, and Zn. Grade caps were applied to raw assay data prior to compositing. The selected cut-off varied by rock type, and was selected at around the 99th to 99.9th percentile for Au, Ag, Pb, and Zn. Within the deleterious elements model, higher-grade composites remained uncut and were used without restricted influence in the estimation for all elements except for the As and Sb values in two selected domains.

Composites were created down each hole at 7.5 m intervals. Composites start at the top of the first interval with assays and continue to the end of the hole, irrespective of the lithology. Composites <5 m in length were discarded.

Multi-directional variograms (correlograms) were developed for gold, silver, lead and zinc for each solid to determine grade continuity of these elements. The spatial continuity of the deleterious element grades was also modeled using correlograms.

Density values in the block models were assigned based on density measurements. Gold was interpolated in two steps: first an indicator was interpolated to separate the extremely low values from the rest, and then the grade was interpolated for the high-grade and low-grade domains, separately. Both steps were interpolated using ordinary kriging (OK). Silver, Pb and Zn were interpolated (using OK) by rock type, using a three-step approach with increasing search ranges. Deleterious elements were interpolated using OK. Block grades of each element were estimated through a three-pass plan.

Validation of the models indicated that they were appropriately constructed and reflected the geological interpretations and grade continuity of the deposits.

The mineral resources of the Project were classified into Measured, Indicated, and Inferred Mineral Resource categories for the resource model based on a combination of the number of samples informing a block and the distance to the nearest sample.

Mineral Resources that could be extracted using open pit mining methods were assessed for reasonable prospects of economic extraction by confining the mineralization within a Lerchs-Grossman (LG) optimized pit shell.

Mineral Resources are reported using a gold price of US$1,100.00/oz, a silver price of US$17.00/oz, a lead price of US$0.85/lb and a zinc price of US$0.90/lb. Open pit Mineral Resources are reported using a cut-off of $0.01/t.

March 2011	Page 1-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are exclusive of Mineral Reserves and do not include dilution. Goldcorp cautions that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Mineral Resources for the Project are summarized in Table 1-1 and have an effective date of 31 December 2010.

1.14	Mineral Reserve Estimates

The Mineral Reserve estimate for the Project is based on Measured and Indicated Mineral Resources.

Open pit Mineral Reserves were estimated using metal prices of US$ 950.00/oz for gold, a silver price of US$ 15.00/oz, a lead price of US$ 0.60/lb and a zinc price of US$ 0.80/lb. A nominal mining rate of 217 Mt/a, smoothed for truck requirements, is required to provide 31 Mt/a of oxide feed to the leach pads and the 47.4 Mt/a of ROM feed to the plant. It was assumed that the swell factor would be 40% and the moisture content 5%.

Peñasquito is a polymetallic operation that produces a concentrate that is transported to various smelters. The net smelter return (NSR) is the metal revenue less the proprietary smelter recovery/payables, treatment and refining charges, penalties, freight costs, etc. For sulphide mineral resources the combined NSR values were calculated in terms of their Pb-concentrate contribution and Zn-concentrate contribution. For the oxide heap leach mineral resource the NSR values were calculated for Au and Ag only.

Dilution is accounted for in block models by ensuring the models have the appropriate change of support to produce a grade–tonnage curve that reflects the expected mining selectivity. Block models also incorporate anticipated contact dilution through the interpolation plan that utilizes both mineralization and waste samples within interpolation domains. Thus no further dilution factors are needed to reflect the appropriate grade and tonnage distributions. Because the same models are used for both Mineral Reserves and Mineral Resources, dilution is incorporated in both estimates. Mineral Reserves and Mineral Resources are reported at 100% of the block model.

Current stockpiles are negligible at this stage of operation and were not considered during the Mineral Reserve estimates. Mineral Reserves for the total Project are summarized in Table 1-2 and have an effective date of 31 December 2010.

March 2011	Page 1-8

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 1-1: Mineral Resource Statement, Effective Date 31 December 2010, Guillermo Pareja, P.Geo.

			Grade				Contained Metal
		Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
	Category	(Mt)	(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlb)	(Mlb)
Mill	Measured	32.23	0.25	23.51	0.27	0.67	0.26	24.36	195	479
	Indicated	248.38	0.27	30.81	0.31	1.05	2.14	246.02	1,690	5,769
	Measured + Indicated	280.60	0.27	30.00	0.30	1.01	2.40	270.38	1,886	6,248
	Inferred	40.79	0.17	30.82	0.18	0.38	0.22	40.41	165	346
Heap Leach	Measured	0.23	0.18	11.14	—	—	0.00	0.08	—	—
	Indicated	3.83	0.18	15.84	—	—	0.02	1.95	—	—
	Measured + Indicated	4.06	0.18	15.60	—	—	0.02	14.50	—	—
	Inferred	1.74	0.12	14.50	—	—	0.01	0.81	—	—

Notes to Accompany Mineral Resource Table:

1.	Mineral Resources are exclusive of Mineral Reserves;
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
3.	Mineral Resources are reported to commodity prices of $1,100/oz Au, 17.0/oz Ag, 0.85/lb Pb, and 0.90/lb Zn;
4.	Mineral Resources are defined with Lerchs-Grossmann pit shells;
5.	Mineral resources are reported to a cut-off grade of $0.01/t for open pit Mineral Resources;
6.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places;
7.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;
8.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

March 2011	Page 1-9

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 1-2: Mineral Reserve Statement, Effective Date 31 December 2010, Peter Nahan, AusIMM.

			Grade				Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(Mt)	(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlb)	(Mlb)
Mill	Proven	719.99	0.51	27.0	0.27	0.65	11.88	625.69	4,303	10,376
	Probable	701.42	0.28	19.6	0.19	0.47	6.29	443.03	2,972	7,198
	Proven + Probable	1,421.41	0.40	23.4	0.25	0.57	18.17	1,068.72	7,275	17,575
Heap Leach	Proven	18.69	0.23	20.1	—	—	0.14	12.07	—	—
	Probable	49.11	0.17	15.5	—	—	0.26	24.48	—	—
	Proven + Probable	67.80	0.18	16.8	—	—	0.40	36.55	—	—

Notes to accompany Mineral Reserve Table:

1.
Mineral reserves are estimated using commodity prices of $950/oz Au, $15.0/oz Ag, $0.70/lb Pb, and 0.80/lb Zn; and an economic function that includes variable operating costs and metallurgical recoveries;

2.	The estimated metallurgical recovery rate for the Peñasquito Mine (Mill) is 5% to 64% for gold, 5% to 65% for silver, 63% to 72% for lead and 75% for zinc;
3.	The estimated metallurgical recovery rate the Peñasquito Mine (Heap Leach) is 50% for gold and 22% to 28% for silver;
4.
Au and Ag cut-off grades are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs;

5.	Tonnages are rounded to the nearest 10,000 tonnes, grades are rounded to two decimal places;
6.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;
7.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces; lead and zinc contained pounds are Imperial pounds.

March 2011	Page 1-10

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

1.15	Mine Production and Plan

Mine construction commenced in 2007. By year-end 2010, the key process plant elements were in place, leach pad and mine roads constructed, pre-strip of the Peñasco deposit completed, and the operation was ramping up to full capacity. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Production in 2011 will be 192.3 Mt. The production rate for the period 2012 to 2017 (five years) is projected to be 451,000 t/d to 631,000 t/d. The mine will supply sulphide ore to the plant to meet the ramp-up schedule peaking at a rate of 47.5 Mt of sulphide ore per year. The total material mined per year will peak at 251.0 Mt per year (689,000 t/d). The production rate increases will correspond to significant increases in the equipment quantities of the mining fleet.

The Peñasco pit will provide the only sulphide mill feed through 2013 and will continue to provide mill feed through 2030. Waste stripping will begin in Chile Colorado in 2013 and sulphide ore will be mined during 2014–2032. The sulphide mill feed will be from both pits during the period 2014–2032.

As part of day-to-day operations, Goldcorp will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

Currently only the Peñasco portion of the pit (Peñasco pit) is in operation. The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco zone and one on the Brecha Azul/Chile Colorado zone.

Haulage ramps internal to the final pit limits are designed to a maximum grade of 10% and to a width of 35 m. Haulage ramps are designed to accommodate the removal of material (ore and waste) from the current and planned mining phases. Haulage ramps external to the final pit limit are designed to a maximum grade of 10% and to a width of 35 m. Pit slopes range from 43º to 51º with double benches and 37º to 45º with single benches. Structural domains were based on rock types to determine overall inter-ramp angles.

Open pit mining is undertaken using a conventional truck-and-shovel fleet, consisting of 57 haul trucks (290 t), and four 57 m3 buckets shovels. The fleet is supported by track dozers, rubber tire dozers, an excavator, and graders. The mining fleet is Owner-operated. Maintenance of mine equipment is covered by MARC contracts.

March 2011	Page 1-11

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

In 2012, an in-pit crushing and conveying system is planned to be operational.

1.16	Waste Rock Facilities

There are three waste rock storage facilities (WRFs) planned; two of which are currently in use. Approximately 2.8 Bt of waste will be mined over the 22 year life-of-mine. The facilities have a combined life-of-mine planned storage capacity that matches the expected amount of mined waste.

1.17	Process

The Peñasquito Project consists of a leach facility that will process a nominal 25,000 t/d of oxide ore and a sulphide plant that will process a nominal 130,000 t/d of sulphide ore when mine production is at full capacity.

Run-of-mine (ROM) oxide ore is delivered to the heap leach pile from the mine by haul trucks. Lime is added to the oxide ore, prior to addition of the oxide ore to the pad. Ore is placed in 10 m lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

Run-of-mine sulphide ore will be delivered to the crusher dump pocket from the mine by rear-dump–haul trucks. The crushing circuit is designed to process as much as 148,000 t/d of ROM sulphide ore to 80% passing 159 mm. The crushing facility initially consisted of a gyratory crusher capable of operating at 92% utilization on a 24 hr/d, 365 d/a basis; a parallel in-pit crushing circuit is included later in the mine life to support higher throughput.

Unit operations in the processing plant include primary and secondary grinding, flotation, cleaning, thickening, and pressure filtering.

1.18	Tailings Storage Facilities

The tailings impoundment is designed as a zero discharge facility with the capacity to temporarily store excess water from mill operations and expected climatic events including the design storm. Water is reclaimed as needed from the tailings facility for use in the mill.

March 2011	Page 1-12

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

1.19	Economic Analysis

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold, silver, and base metals, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in Project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and potentially delays in obtaining additional governmental approvals.

The pay-back period for the initial capital investment was 7.9 years from commencement of the Project in 2007, i.e. under this scenario the Project achieved payback by the fourth quarter of 2014.

To support declaration of Mineral Reserves, Goldcorp prepared an economic analysis to confirm that the economics based on the Mineral Reserves over a 22-year mine life could repay life-of-mine operating and capital costs. The Project was evaluated on an after-tax, project stand-alone, 100% equity-financed basis, and all costs prior to 31 December 2010 were treated as sunk costs. Results of this assessment indicated positive Project economics until the end of mine life, and supported Mineral Reserve declaration. Life-of mine capital costs ($US1,218.3 M) are exceeded by the LOM cashflow (US$4,815 M).

Inferred Mineral Resources above cut-off were considered “waste” in the evaluation. The QPs note that there is some upside for the Project if some or all of the Inferred Mineral Resources are able to be upgraded to higher-confidence mineral resource categories, and eventually to Mineral Reserves.

March 2011	Page 1-13

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

The results of a sensitivity analysis demonstrate that the Project’s financial outcome is most sensitive to operating costs. The next most sensitive parameters are gold prices and production.

1.20	Exploration Potential

Mantos-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes. Goldcorp is assessing whether there is sufficient mineralization in these zones to support a potential underground mining operation.

1.21	Conclusions

In the opinion of the QPs, the Project that is outlined in this Report has met its objectives. Mineral Resources and Mineral Reserves have been estimated for the Project, mining operations have commenced, and mining and recovery factors have been confirmed with production data. This indicates the data supporting the Mineral Resource and Mineral Reserve estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could support mining operations has been achieved.

1.22	Recommendations

The work program recommended for the Project is estimated at approximately US$6.2 M and consists of optimization studies, exploration core drilling, and studies to support potential future underground development.

March 2011	Page 1-14

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

2 .0	INTRODUCTION

Goldcorp staff Maryse Belanger, P.Geo., Guillermo Pareja, P.Geo., and Peter Nahan, AusIMM., prepared a Technical Report (the Report) for Silver Wheaton Corp. (Silver Wheaton) on the Goldcorp Inc. (Goldcorp) wholly-owned Peñasquito polymetallic open pit operation (the Project) located in the state of Zacatecas, Mexico (Figure 2-1). Silver Wheaton holds a 25% interest in the life-of-mine silver production from the mine under contract. Goldcorp is Project manager and operator.

This Report presents updated Mineral Resources and Mineral Reserves for the Project. The QPs understand that Silver Wheaton will be using the Report in support of the Silver Wheaton annual information form (AIF) filing requirements with the Canadian Securities Regulators.

The operating entity for the Project is a Goldcorp subsidiary, Minera Peñasquito, S.A. de C.V. Mineral tenure is held in the names of indirectly wholly-owned Goldcorp subsidiaries. For the purposes of this report, “Goldcorp” is used to refer interchangeably to the parent and subsidiary companies.

All measurement units used in this Report are metric, and currency is expressed in US dollars unless stated otherwise.

2 .1	Qualified Persons

The following Goldcorp staff serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1

  Maryse Belanger, P.Geo., Director Technical Services, Goldcorp;

  Guillermo Pareja, P.Geo., Manager Resource Evaluation, Goldcorp;

  Peter Nahan, AusIMM. Senior Evaluation Engineer, Goldcorp.

March 2011	Page 2-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 2-1: Project Location Map

2 .2	Site Visits and Scope of Personal Inspection

Ms Belanger has visited the site on numerous occasions, the most recent being from 21 to 23 June 2010. During the site visits, Ms Belanger inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and inspected the progress of construction of Project infrastructure and open pit development.

Mr Pareja visited the site between 12 and 16 July 2010. During the visit, he discussed geology and mineralization with Project staff; reviewed geological interpretations with staff, and inspected drill core.

March 2011	Page 2-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Mr Chen works a three-weeks-on, one-week-off rotational roster at the Peñasquito mine, and has done so since January 2011. This familiarity with the day-to-day operations at the Project constitutes the personal inspection requirement for Mr Chen.

Mr Nahan visited the site during 7–13 July 2010, 28 November–9 December 2010 and again from 31 January to 21 February 2011. During the visits, he inspected the progress of construction of Project infrastructure and open pit development, completed mineral reserve estimation reviews, and reviewed mine plans with Project staff.

2 .3	Effective Dates

The effective date of the Report is 31 December 2010, the date of the Mineral Resource and Mineral Reserve estimates, and the economic analysis that supports Mineral Reserves.

There were no material changes to the technical and scientific information on the Project between the effective date and the signature date of the Report.

2 .4	Information Sources

Information used to support this Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section. Specialist input from other disciplines, including legal, process, geology, geotechnical, hydrological and financial, was sought to support the preparation of the Report.

2 .5	Previous Technical Reports

Goldcorp has previously filed the following technical reports for the Project:

Bryson, R.H., Brown, F.H., Rivera, R., and Butcher, M.G., 2009: Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México: unpublished NI 43-101 technical report prepared for Goldcorp, effective date 10 March 2009;

Bryson, R.H., Brown, F.H., Rivera, R., and Ristorcelli, S., 2007: Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México: unpublished NI 43-101 technical report prepared for Goldcorp, effective date 31 December 2007.

Goldcorp acquired Glamis Gold Inc. (Glamis) in 2006. Prior to the acquisition, Glamis had filed the following technical reports for the Project:

March 2011	Page 2-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Voorhees J.S., Hanks, J.T., Drielick, T.L., Wythes, T.J., Huss, C.E., Pegnam, M.L., and Johnson, J.M., 2008: Peñasquito Feasibility Study, 100,000 Mtpd, NI 43-101 Technical Report: unpublished NI 43-101 technical report prepared by M3 Engineering and Technology Corp. for Glamis Gold Inc., effective date 31 July 2006.

Glamis acquired Western Silver Corporation (Western Silver) in 2006. Prior to the acquisition, Western Silver had filed the following technical reports for the Project:

Marek, J., Hanks, J.T., Wythes, T.J., Huss, C.E., and Pegnam, M.L., 2005: Peñasquito Feasibility Study Volume I NI 43-101 Technical Report: unpublished NI 43-101 technical report prepared by M3 Engineering and Technology Corp. for Western Silver Corporation, November 2005

Independent Mining Consultants, 2005: Executive Summary of the Technical Report Preliminary Resource Estimate Update for the Peñasco Deposit, Peñasquito Project State of Zacatecas, Mexico: unpublished NI 43-101 technical report prepared by Independent Mining Consultants for Western Silver Corporation, April 2005

M3 Engineering and Technology Corp., 2004: Western Silver Corporation, Peñasquito Pre-Feasibility Study: unpublished NI 43-101 technical report prepared by Independent Mining Consultants for Western Silver Corporation, April 2004; amended and restated 8 November 2004, further amended and restated 10 December 2004

Marlow, J., 2004: Technical Report, Preliminary Resource Estimate, for the Peñasco Deposit Peñasquito Project State of Zacatecas, Mexico: unpublished NI 43-101 technical report prepared for Western Silver Corporation, effective date 3 November 2004

SNC Lavalin, 2004: Minera Penasquito, S.A. De C.V., Peñasquito Project, Mineral Resource Estimate for Chile Colorado Zone: unpublished NI 43-101 technical report prepared by SNC Lavalin for Western Silver Corporation, March 2004

Ashby, Z., and Hanson, W.C., 2003: Minera Penasquito, S.A. De C.V., Preliminary Mineral Resource Estimate: unpublished NI 43-101 technical report prepared by SNC Lavalin for Western Silver Corporation, March 2003.

2 .6	Technical Report Sections and Required Items under NI 43-101

Goldcorp has followed Instruction 6 of the Form 43–101 Technical Report in compilation of this Report. Instruction 6 notes:

March 2011	Page 2-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

“The technical report for development properties and production properties may summarize the information required in the items of this Form, except for Item 25, provided that the summary includes the material information necessary to understand the project at its current stage of development or production.”

Table 2-2 relates the sections as shown in the contents page of this Report to the Prescribed Items Contents Page of NI 43-101.

Table 2-1: Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents

NI 43-101	NI 43-101 Heading	Report	Report Section Heading
Item Number		Section
Number
Item 1	Title Page		Cover page of Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties Incorporated in Report under appropriate section number
Item 26	Illustrations

March 2011	Page 2-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

3 .0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Report as expert opinion was sourced from Goldcorp experts in the appropriate field as required.

March 2011	Page 3-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

Peñasquito is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 km northeast of the city of Zacatecas. Project centroid co-ordinates are approximately 24°452’°N latitude/101°302’W longitude.

The Project contains the Peñasco and Brecha Azul (Chile Colorado) deposits. Mining commenced in 2010 and full production is expected during 2011.

4.2	Property and Title in Mexico

Article 27 of the Mexican Constitution provides that the Mexican Nation has direct ownership of mineral deposits within the national territory, which cannot be transferred. The use and exploitation of such national resources by private parties is only permitted if concessions are granted by the Federal Executive Branch, through its corresponding government agencies. Such concessions are subject to applicable laws and regulations, and these must be complied with; non-compliance can result in cancelled concessions.

Government agencies may create national Mining Reserves over deposits that are considered essential to the Nation’s future. Once incorporated into national mining reserves, the deposits are not subject to mining concessions or allotments, unless such zones are cancelled from the mining reserves through a decree issued by the Federal Executive. Such decrees can enable the Ministry of Economy to declare the zone as “free land” that can then be granted under a mining concession, or call for a bid to grant one or more mining concessions over such deposits.

4.2.1	Mineral Property Title

The Mexican Mining Law was promulgated in 1992, and amended in 1996 and 2005. The current Mining Regulations were published in 1999. A number of Government agencies have responsibility for administering the mining laws, including:

  Ministry of Economy: formulates and directs national mining policy, and promotes the use and development of mineral resources;

  General Coordination of Mines: entity under which the Ministry administers mining activities;

March 2011	Page 4-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  General Bureau of Mines: responsible for management and control of concessions, allotments, and national mining reserves;

  Public Registry of Mining: records concessions, allotments, agreements, arrangements and administrative actions that may affect mining rights;

  Mexican Geological Service: responsible for identifying and quantifying potential mineral resources, inventorying national mineral deposits and furnishing public geological-mineral information, promoting research, identifying and promoting infrastructure works which foster the development of new mining districts, advising the Ministry regarding concessions and zones to be incorporated into or removed from national mineral reserves, and assisting the Ministry of Economy in bids for land concessions with cancelled allotments and removed land from mineral reserves;

  Commission of Appraisal of National Property: may become involved in mineral concessions when the owner of a concession requests the expropriation, temporary occupation, or creation of easements on certain land necessary to carry out work. The Commission determines the value of the land in order to quantify the indemnification to be provided to the landowner;

  Mining Promotion Trust: established to support minerals exploration, extraction, processing and marketing, by providing technical advice and financial support to existing and new companies;

  National Institute of Statistics, Geography and Information: compiles, processes, submits and distributes statistical and geographical information.

Mining concessions may only be granted to Mexican nationals and companies, ejidos, agrarian communities and communes, and Indian communities. Foreign companies can hold mining concessions through Mexican-domiciled companies.

Mining concessions are granted over “free land”. Free land means any land within the Mexican Nation, except for the following:

  Land covered by existing or pending mining concessions and allotments;

  Zones incorporated into mineral reserves;

  Land covered by mining concessions granted through a bidding process, or alternatively, land covered by mining lots from which no concessions would be granted due to the cancellation of the bidding process.

There is no difference in Mexico between an exploration concession and a mining concession. All concessions run for a term of 50 years, with the term commencing on the date recorded in the Registry maintained by the Public Registry of Mining. A second 50-year term can be granted if the applicant has abided by all appropriate regulations, and makes the application within five years prior to the expiration date.

March 2011	Page 4-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Mining concession boundaries in Mexico are defined by referencing position relative to a legally-surveyed principal post. To stake a concession, a principal monument must be erected, painted and photographed by a registered mining expert and then applied to be registered before the relevant mining district office. Once accepted, an official surveyor must be contracted to provide a survey to locate the concession whereby the official survey is reviewed and taken into consideration. Once the relevant mining district office prepares a proposal of the mining concession title, such draft is sent to the General Mining Direction (Dirección General de Minas) and upon its issuance, the concession title is registered before the Public Registry of Mining (Registro Público de Minería).

Mining concessions confer rights with respect to all mineral substances as listed in the Registry document. The holder must commence exploration or exploitation within 90 days of the Registry date.

Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Concessions can be transferred between companies, and can be consolidated.

The main obligations which arise from a mining concession, and which must be kept current to avoid its cancellation, are performance of assessment work, payment of mining taxes (technically called “duties”) and compliance with environmental laws.

The Regulations establish minimum amounts that must be spent; minimum expenditures may be substituted for sales of minerals from the mine for an equivalent amount. A report must be filed in May of each year that details the work undertaken during the previous calendar year.

Mining duties must be paid in advance in January and July of each year, and are determined on an annual basis under the Mexican Federal Rights Law. Duties are based on the surface area of the concession, and the number of years that have elapsed since the mining concession was issued.

Concessions are maintained on an annual basis by payment of appropriate fees, as determined by the Ministry of Economy each year. Holders must also supply the relevant Governmental department with reports on activities, including annual checking reports that are due May of each year.

March 2011	Page 4-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

4.2.2	Surface Rights Title

While a mining concession gives its holder the right to carry out mining work in the area covered by the concession and take ownership of any minerals found, it does not automatically grant any surface access rights. Such rights must be negotiated separately with the owner of the surface land. If no agreement can be reached with the surface owner (typically for the purchase or lease of the surface land), the Mining Law grants the concessionaire the right to apply to the General Mining Bureau for the expropriation or temporary occupation of the land, which will be granted to the extent that the land is indispensable for the development of the mining project. Compensation is set through an appraisal carried out by the federal government's National Goods' Appraisal Commission.

Consideration, payable on a one-time basis for expropriation and on a yearly basis for temporary occupation, is set based on an appraisal of the affected land. Typically, a verbal authorisation with no consideration is granted for prospecting and sample gathering. A simple letter agreement or contract will be used for drilling, trenching, basic road building and similar more advanced exploration activities, with a small monetary consideration and/or the obligation to fix a road or fence, build an earth dam, paint the local town church or school, etc. Building and operating a mine requires a more formal agreement.

The existence in Mexico of a communal form of agrarian land ownership called "ejidos" and "comunidades agrarias" can present special problems for surface land use. Ejidos are communal farms where individuals have surface rights to specific plots of land, but most land-use decisions must be made by the members of the ejido as a whole. Ejidos and comunidades represent close to one-half of the Mexican territory.

4.2.3	Environmental Regulations

The Mexican Federal Governmental department responsible for environmental matters is the Secretary of the Environment, Natural Resources and Fisheries (SEMARNAT), which has four sub-departments:

  National Institute of Ecology (INE): responsible for planning, research and development, conservation of national protection areas and promulgation of environmental standards and regulations;

  Federal Prosecutor for the Protection of the Environment (PROFEPA): responsible for enforcement, public participation and environmental education;

  National Water Commission (CAN): responsible for assessing fees related to waste water discharges;

March 2011	Page 4-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  Federal delegation or state agencies of SEMARNAT, known as COEDE.

Mexico’s environmental protection system is based on the General Law of Ecological Equilibrium and the Protection of the Environment (LGEEPA). Under LGEEPA, numerous regulations and standards for environmental impact assessment, air and water pollution, solid and hazardous waste management and noise have been issued.

Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration. Environmental permitting for exploitation, absent any strong local opposition to the project, can be usually achieved in less than one year.

4.2.4	Taxation and Royalties

Mexico has been a party to the North American Free Trade Agreement (NAFTA) since 1994 and thus has a tax and trade regime comparable to the USA and Canada. It operates under western-style legal and accounting systems, with a contemporary taxation system and no state or Federal mining royalties.

4.3	Tenure History

Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (Kennecott) acquired initial title to the Project in 1994.

On January 30, 1998, Western Copper Holdings Limited (Western Copper) signed a letter of intent with Kennecott to enter into a financing and property rights agreement (Property Rights Agreement) and to form an alliance (Strategic Alliance) for the purposes of exploring and developing mineral deposits in Mexico. The Property Rights Agreement and Strategic Alliance were terminated effective May 5, 1999, with Western Copper retaining the rights to the Project.

On August 24, 2000, Western Copper granted Mauricio Hochschild & Cia Ltda. (Hochschild), the right to earn a 68% interest in the Peñasquito property by expending US$1.75 million over three years in exploration and development. On March 29, 2001, Hochschild advised that it was terminating the agreement with respect to the Peñasquito property effective June 28, 2001.

In 2003, Western Copper underwent a name change to Western Silver Corporation. Glamis Gold Corporation (Glamis) acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

March 2011	Page 4-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

4.4	Current Mineral Tenure

The Peñasquito Project comprises 130 exploitation concessions, covering a total area of approximately 122,534 ha (Table 4-1 and Figure 4-1). Concessions were granted for durations of 50 years. The Peñasco and Brecha Azul deposits are primarily within the Alfa, Beta, La Peña, Las Peñas and El Peñasquito concessions.

Concessions are held in the names of Minera Peñasquito, S.A. de C.V., Minera Faja de Plata, S.A. de C.V., Goldcorp Exploración, and WCI Jeronimo México, S. A. de C.V. These entities are indirectly wholly-owned Goldcorp subsidiaries.

As per Mexican requirements for grant of tenure, the concessions comprising the Project have been surveyed on the ground by a licensed surveyor. Duty payments for the concessions have been made as required.

Goldcorp holds additional tenure in the greater Peñasquito area (within about 200–300 km of the Project infrastructure), which is under application, is granted, or is part of joint ventures with third parties. Two of these wholly-owned deposits, Camina Rojo and Nocha Buena, are under conceptual evaluation as potential stand-alone heap leach operations due to the low precious metal grades of these deposits. There may be synergies whereby any such proposed mining activities may be able to share a portion of administrative functions such as finance, environment and general administration with the Peñasquito mining operation. However, the deposits will not be developed as satellite operations for Peñasquito, and are not considered to be part of the Peñasquito Project.

4.5	Surface Rights

Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by private individuals and three ejidos (Figure 4-2). Signatures indicating agreement have been obtained for all three of the ejidos and nearly all the private owners. Goldcorp currently is in negotiations to finalize surface rights to minor land positions still held by some private owners. Relations with the ejidos through the process have been positive.

Agreement payments are made on an annual basis, with the annual payment amount linked to the Mexican consumer price index. Agreements are typically 20 years to 30 years in duration. All of the land agreements, either acquisition or temporary occupation, have been sanctioned by the pertaining State or Federal agencies. All titles and contracts are on file at the site.

Goldcorp holds all necessary permits to allow powerline and road access to site.

March 2011	Page 4-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 4-1: Tenure Summary Table

	Concession		Concession	Validity		Recording PRM
Concession Name	Title	Area (ha)	Type	From	To	Num	Coot.	VOL	Holder Name
La Pena	203264	58.0000	Exploitation	28/06/1996	6/27/2046	142	284	290	Minera Peñasquito, S.A. de C.V.
Beta	211970	2,054.7609	Exploitation	18/08/2000	8/17/2050	175	350	314	Minera Peñasquito, S.A. de C.V.
Las Peñas	212290	40.0000	Exploitation	29/09/2000	9/28/2050	155	310	315	Minera Peñasquito, S.A. de C.V.
Mazapil 4	215503	4,355.0995	Exploitation	22/02/2002	2/21/2052	142	283	324	Minera Peñasquito, S.A. de C.V.
Mazapil 3 Frac. I	217001	1,950.7022	Exploitation	14/06/2002	6/13/2052	171	341	328	Minera Peñasquito, S.A. de C.V.
Mazapil 3 Frac. II	217002	1,161.9722	Exploitation	14/06/2002	6/13/2052	171	342	328	Minera Peñasquito, S.A. de C.V.
Mazapil	218409	1,476.0000	Exploitation	05/11/2002	11/4/2052	155	309	332	Minera Peñasquito, S.A. de C.V.
Mazapil 2	218420	2,396.6794	Exploitation	05/11/2002	11/4/2052	160	320	332	Minera Peñasquito, S.A. de C.V.
Mazapil 5	220915	50.0000	Exploitation	28/10/2003	10/27/2053	148	295	339	Minera Peñasquito, S.A. de C.V.
Mazapil 6	220916	36.0000	Exploitation	28/10/2003	10/27/2053	148	296	339	Minera Peñasquito, S.A. de C.V.
Mazapil 10	223327	1,073.5553	Exploitation	02/12/2004	12/1/2054	94	187	346	Minera Peñasquito, S.A. de C.V.
Mazapil 11 Frac. 1	226582	1,974.4668	Exploitation	27/01/2006	1/26/2056	101	202	355	Minera Peñasquito, S.A. de C.V.
Mazapil 11 Frac. 2	226583	4,535.8175	Exploitation	27/01/2006	1/26/2056	102	203	355	Minera Peñasquito, S.A. de C.V.
Mazapil 11 Frac. 3	226584	25.0000	Exploitation	27/01/2006	1/26/2056	102	204	355	Minera Peñasquito, S.A. de C.V.
Segunda Red. Concha	228418	23,115.7895	Exploitation	07/11/2000	11/6/2050	119	238	360	Minera Peñasquito, S.A. de C.V.
Alfa	228841	1,100.0000	Exploitation	11/10/1995	10/10/2045	151	301	361	Minera Peñasquito, S.A. de C.V.
El Penasquito	236746	2.0000	Exploitation	12/06/1961	6/11/2011	143	286	383	Minera Peñasquito, S.A. de C.V.
El Cardito	223578	8,966.0000	Exploitation	18/01/2005	1/17/2055	39	78	347	Minera Faja de Plata, S.A. de C.V.
El Cardito Dos	E-093/32267	9.0000	Exploitation						Minera Faja de Plata, S.A. de C.V.
El Pirul 2	213348	12.4553	Exploitation	4/20/2001	4/19/2051	144	288	318	Minera Faja de Plata, S.A. de C.V.
El Pirul 3	213358	108.0000	Exploitation	4/27/2001	4/26/2051	149	298	318	Minera Faja de Plata, S.A. de C.V.
El Pirul	214578	1,109.2267	Exploitation	10/2/2001	10/1/2051	39	78	322	Minera Faja de Plata, S.A. de C.V.
El Pirul 4 Frac. I	214677	77.4000	Exploitation	10/30/2001	10/29/2051	89	177	322	Minera Faja de Plata, S.A. de C.V.
El Pirul 4 Frac. II	214678	48.0000	Exploitation	10/30/2001	10/29/2051	88	178	322	Minera Faja de Plata, S.A. de C.V.
El Pirul 5 Frac. I	218108	57.2639	Exploitation	10/11/2002	10/10/2052	4	8	322	Minera Faja de Plata, S.A. de C.V.
El Pirul 5 Frac. II	218109	16.6953	Exploitation	10/11/2002	10/10/2052	5	9	332	Minera Faja de Plata, S.A. de C.V.
El Pirul 6	218335	80.0000	Exploitation	11/5/2002	11/4/2052	118	235	332	Minera Faja de Plata, S.A. de C.V.
El Pirul 7	220013	24.0544	Exploitation	21/05/2003	5/20/2053	57	113	337	Minera Faja de Plata, S.A. de C.V.
El Sol	223966	2,523.4545	Exploitation	3/16/2005	3/15/2055	53	106	348	Minera Faja de Plata, S.A. de C.V.
El Sol 2 Frac. 1	225754	309.0000	Exploitation	10/21/2005	10/20/2055	47	94	353	Minera Faja de Plata, S.A. de C.V.
El Sol 2 Frac. 2	225755	1,077.7681	Exploitation	10/21/2005	10/20/2055	48	95	353	Minera Faja de Plata, S.A. de C.V.
El Sol 2 Frac. 3	225756	2,006.5817	Exploitation	10/21/2005	10/20/2055	48	96	353	Minera Faja de Plata, S.A. de C.V.
Los Lobos	219628	9,521.8608	Exploitation	3/26/2003	3/25/2053	44	88	336	Minera Faja de Plata, S.A. de C.V.
La Naranjera	168500	25.0000	Exploitation	5/13/1981	5/12/2031	126	500	224	Minera Peñasquito
La Esmeralda	169340	14.4042	Exploitation	11/11/1981	11/10/2031	41	160	226	Minera Peñasquito
La Flor	169357	6.0000	Exploitation	11/11/1981	11/10/2031	45	177	225	Minera Peñasquito
San Fco. De Los Muertos	170538	66.7695	Exploitation	5/13/1982	5/12/2032	190	758	226	Minera Peñasquito
El Cajon	172000	49.6187	Exploitation	9/21/1983	9/20/2033	181	720	227	Minera Peñasquito
Zuloaga	223224	16,138.1764	Exploitation	11/11/2004	11/10/2054	42	84	346	Goldcorp Exploración
Santa Rita	224016	19,609.8954	Exploitation	3/23/2005	3/22/2055	8	156	348	Goldcorp Exploración
Santa Rita Frac. 1	224017	9.0000	Exploitation	3/23/2005	3/22/2055	79	157	348	Goldcorp Exploración

March 2011	Page 4-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

	Concession		Concession	Validity		Recording PRM
Concession Name	Title	Area (ha)	Type	From	To	Num	Coot.	VOL	Holder Name
Santa Rita Frac. 2	224018	7.9551	Exploitation	3/23/2005	3/22/2055	79	158	348	Goldcorp Exploración
Zuloaga 3	233448	546.0000	Exploitation	2/25/2009	2/24/2059	114	228	374	Minera Peñasquito
Mazapil 15	236117	53.4582	Exploitation	5/11/2010	5/10/2010	9	17	382	Minera Peñasquito
Mazapil 14	236118	17.4010	Exploitation	5/11/2010	5/10/2010	9	18	382	Minera Peñasquito
Mazapil 16	236464	76.4234	Exploitation	7/2/2010	7/1/2060	2	14	383	Minera Peñasquito
Mazapil 17	E-93/28965	1.1403	Exploitation						Minera Peñasquito
Mazapil 18	E-93/29234	25.4456	Exploitation						Minera Peñasquito
Mesillas 3 Frac. I	217136	9.0000	Exploitation	6/18/2002	6/17/2052	58	116	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 3 Frac. II	217137	1.0000	Exploitation	6/18/2002	6/17/2052	58	117	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 3 Frac. III	217138	1.0000	Exploitation	6/18/2002	6/17/2052	59	118	329	Minera Faja de Plata, S.A. de C.V.
Mesillas	217177	578.1097	Exploitation	7/2/2002	7/1/2052	79	157	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 2	217259	17.6776	Exploitation	7/2/2002	7/1/2052	120	239	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 5 Frac. I	217262	6.0000	Exploitation	7/2/2002	7/1/2052	121	242	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 5 Frac. II	217263	1.0000	Exploitation	7/2/2002	7/1/2052	122	243	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 5 Frac. III	217264	2.0000	Exploitation	7/2/2002	7/1/2052	122	244	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 5 Frac. IV	217265	18.9146	Exploitation	7/2/2002	7/1/2052	123	245	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 5 Frac. V	217266	9.0000	Exploitation	7/2/2002	7/1/2052	123	246	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 4	217316	3.0160	Exploitation	7/2/2002	7/1/2052	148	296	329	Minera Faja de Plata, S.A. de C.V.
Mesillas 6	222756	2,132.8733	Exploitation	27/08/2004	8/26/2054	168	336	344	Minera Faja de Plata, S.A. de C.V.
Mesillas 6 Frac. 1	222757	10.0000	Exploitation	8/27/2004	8/26/2054	169	337	344	Minera Faja de Plata, S.A. de C.V.
Mesillas 6 Frac. II	228768	24.0000	Exploitation	24/01/2007	1/23/2057	114	228	361	Minera Faja de Plata, S.A. de C.V.
Ampliacion El Cobrizo	169240	28.6871	Exploitation	10/27/1981	10/26/2031	31	120	225	Minera Peñasquito, S.A. de C.V.
La Negra	170048	31.6127	Exploitation	54/03/1982	3/14/2032	128	508	226	Minera Peñasquito, S.A. de C.V.
La Santa Cruz	170049	13.5196	Exploitation	3/15/1982	3/14/2032	128	509	226	Minera Peñasquito, S.A. de C.V.
Las Tres Estrellas	170050	8.2248	Exploitation	3/15/1982	3/14/2032	128	510	226	Minera Peñasquito, S.A. de C.V.
San Vicente	170560	2.0000	Exploitation	5/13/1982	5/12/2032	196	780	225	Minera Peñasquito, S.A. de C.V.
La Cruz	170678	2.9772	Exploitation	6/11/1982	6/10/2032	15	58	227	Minera Peñasquito, S.A. de C.V.
El Encino	170997	13.3792	Exploitation	8/5/1982	5/4/2032	55	217	227	Minera Peñasquito, S.A. de C.V.
Santa Ana Y Santa Rita	172662	2.0000	Exploitation	6/28/1984	6/27/2034	71	282	231	Minera Peñasquito, S.A. de C.V.
La Favorita	172859	21.1612	Exploitation	6/29/1984	6/28/2034	96	379	232	Minera Peñasquito, S.A. de C.V.
San Jose	176503	1.0000	Exploitation	12/12/1985	12/11/2035	172	683	237	Minera Peñasquito, S.A. de C.V.
El Cobrizo	181411	1.0000	Exploitation	9/18/1987	9/17/2037	24	91	248	Minera Peñasquito, S.A. de C.V.
Morena	187089	79.2102	Exploitation	5/30/1990	5/29/2040	163	649	256	Minera Peñasquito, S.A. de C.V.
Rosa Maria	188193	34.8928	Exploitation	11/22/1990	11/21/2040	114	453	257	Minera Peñasquito, S.A. de C.V.
Macocozac	188619	5.0000	Exploitation	11/29/1990	11/28/2040	166	659	258	Minera Peñasquito, S.A. de C.V.
El Coyote	190779	15.0000	Exploitation	4/29/1991	4/28/2041	56	219	262	Minera Peñasquito, S.A. de C.V.
El Carmen	191793	71.2921	Exploitation	12/19/1991	12/18/2041	183	733	261	Minera Peñasquito, S.A. de C.V.
El Rayo	204131	2.0000	Exploitation	12/18/1996	5/30/2036	36	71	293	Minera Peñasquito, S.A. de C.V.
Santa Maria	214769	3.8534	Exploitation	11/29/2001	11/28/2051	135	269	322	Minera Peñasquito, S.A. de C.V.
Paraiso	215437	96.6747	Exploitation	2/19/2002	2/18/2052	109	217	324	Minera Peñasquito, S.A. de C.V.
Paraiso	215457	95.0000	Exploitation	2/22/2002	2/21/2052	119	237	324	Minera Peñasquito, S.A. de C.V.
Paraiso	215458	75.9503	Exploitation	2/22/2002	2/21/2052	119	238	324	Minera Peñasquito, S.A. de C.V.
Paraiso	215468	93.0070	Exploitation	2/22/2002	2/21/2052	124	248	324	Minera Peñasquito, S.A. de C.V.

March 2011	Page 4-8

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

	Concession		Concession	Validity		Recording PRM
Concession Name	Title	Area (ha)	Type	From	To	Num	Coot.	VOL	Holder Name
Paraiso	217178	26.8420	Exploitation	7/2/2002	7/1/2052	79	158	329	Minera Peñasquito, S.A. de C.V.
Paraiso Frac. 1	217179	12.0844	Exploitation	7/2/2002	7/1/2052	80	159	329	Minera Peñasquito, S.A. de C.V.
Paraiso Frac. 2	217180	2.8463	Exploitation	7/2/2002	7/1/2052	80	160	329	Minera Peñasquito, S.A. de C.V.
La Blanca	217577	8.6982	Exploitation	7/31/2002	7/30/2052	99	197	330	Minera Peñasquito, S.A. de C.V.
Mazapil 8 Frac. 1	220732	77.0000	Exploitation	9/30/2003	9/29/2053	56	112	339	Minera Peñasquito, S.A. de C.V.
Mazapil 8 Frac. 2	220733	235.4514	Exploitation	9/30/2003	9/29/2053	57	113	339	Minera Peñasquito, S.A. de C.V.
Mazapil 9 Frac. 1	221418	25.8394	Exploitation	2/4/2004	2/3/2054	39	78	341	Minera Peñasquito, S.A. de C.V.
Mazapil 9 Frac. 2	221419	123.0907	Exploitation	2/4/2004	2/3/2054	40	79	341	Minera Peñasquito, S.A. de C.V.
Mazapil 7 Frac. 1	221832	66.9372	Exploitation	4/2/2004	4/1/2054	66	132	342	Minera Peñasquito, S.A. de C.V.
Mazapil 7 Frac. 2	221833	224.0083	Exploitation	4/2/2004	4/1/2054	67	133	342	Minera Peñasquito, S.A. de C.V.
Mazapil 12	231847	2.1039	Exploitation	07/05/2008	06/05/2058	34	67	370	Minera Peñasquito, S.A. de C.V.
Mazapil 13	234497	70.1347	Exploitation	7/3/2009	7/2/2059	97	194	377	Minera Peñasquito, S.A. de C.V.
Martha	119185	12.1655	Exploitation	11/29/1952	11/28/2011				Minera Peñasquito, S.A. de C.V.
La Blanca	E-27507	359.0000	Exploitation						Minera Peñasquito, S.A. de C.V.
Alondra 2	221416	142.9449	Exploitation	2/4/2004	2/3/2054	38	76	341	Minera Peñasquito, S.A. de C.V.
Alondra 2 Frac. 1	221417	207.9101	Exploitation	2/4/2004	2/3/2054	39	77	341	Minera Peñasquito, S.A. de C.V.
Alondra 1	221835	238.0724	Exploitation	4/2/2004	4/1/2054	68	135	342	Minera Peñasquito, S.A. de C.V.
Alondra 1 Frac. 1	221836	0.8926	Exploitation	4/2/2004	4/1/2054	68	136	342	Minera Peñasquito, S.A. de C.V.
Todos Santos	178821	37.0000	Exploitation	10/7/1986	10/6/2036	81	321	241	Minera Peñasquito, S.A. de C.V.
El Opalo	178822	15.888	Exploitation	10/7/1986	10/6/2036	81	322	241	Minera Peñasquito, S.A. de C.V.
El Zafiro	178823	4.0000	Exploitation	10/7/1986	10/6/2036	82	323	241	Minera Peñasquito, S.A. de C.V.
Demasías del Opalo	178824	3.2459	Exploitation	10/7/1986	10/6/2036	82	324	241	Minera Peñasquito, S.A. de C.V.
Demasías de la Amatista	178826	2.1495	Exploitation	10/7/1986	10/6/2036	82	326	241	Minera Peñasquito, S.A. de C.V.
La Amatista	178827	18.0000	Exploitation	10/7/1986	10/6/2036	83	327	241	Minera Peñasquito, S.A. de C.V.
Demasías de Jacinto	178828	2.9350	Exploitation	10/7/1986	10/6/2036	83	328	241	Minera Peñasquito, S.A. de C.V.
El Porvenir	179610	3.9716	Exploitation	12/11/1986	12/10/2036	178	710	242	Minera Peñasquito, S.A. de C.V.
La Reunión	179611	8.0000	Exploitation	12/11/1986	12/10/2036	179	711	242	Minera Peñasquito, S.A. de C.V.
La Montaña	179612	8.0000	Exploitation	12/11/1986	12/10/2036	179	712	242	Minera Peñasquito, S.A. de C.V.
Benito Juárez	179613	3.0000	Exploitation	12/11/1986	12/10/2036	179	713	242	Minera Peñasquito, S.A. de C.V.
Zaragoza	179615	4.5584	Exploitation	12/11/1986	12/10/2036	180	715	242	Minera Peñasquito, S.A. de C.V.
Demasías de La Reunión	179616	1.7531	Exploitation	12/11/1986	12/10/2036	180	716	242	Minera Peñasquito, S.A. de C.V.
Demasías de Zaragoza	179617	0.8546	Exploitation	12/11/1986	12/10/2036	180	717	242	Minera Peñasquito, S.A. de C.V.
La Perla	179618	12.3427	Exploitation	12/11/1986	12/10/2036	180	718	242	Minera Peñasquito, S.A. de C.V.
El Jacinto	179715	30.0000	Exploitation	12/12/1986	12/11/2036	5	15	243	Minera Peñasquito, S.A. de C.V.
San Guillermo	181755	9.8706	Exploitation	11/18/1987	11/17/2037	70	275	247	Minera Peñasquito, S.A. de C.V.
Las Casualidades	183513	25.1792	Exploitation	10/26/1988	10/25/2038	99	393	249	Minera Peñasquito, S.A. de C.V.
Esquipula	195229	8.5383	Exploitation	8/25/1992	8/24/2042	28	109	270	Minera Peñasquito, S.A. de C.V.
San Leonides	226098	76.2240	Exploitation	11/16/2005	11/15/2055	39	78	354	Minera Peñasquito, S.A. de C.V.
La Noria (Pr)	236932	4.0000	Exploitation	10/5/2010	10/4/2060	56	112	384	Minera Peñasquito, S.A. de C.V.
Puerto Rico	223765	3,455.0456	Exploitation	15/02/2005	2/14/2055	133	265	347	Faja de Plata
Arco Iris	226580	2,153.8181	Exploitation	1/27/2006	1/26/2056	100	200	355	Faja de Plata
El Chava	231848	200.0000	Exploitation	5/7/2008	06/052058	34	68	370	Minera Peñasquito
El Chava Tres	235682	21.9392	Exploitation	2/16/2010	2/15/2010	151	302	380	Minera Peñasquito

March 2011	Page 4-9

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

	Concession		Concession	Validity		Recording PRM
Concession Name	Title	Area (ha)	Type	From	To	Num	Coot.	VOL	Holder Name
San Jerónimo 7	207974	14.7886	Exploitation	7/31/1998	7/30/2048	157	314	303	WCI Jeronimo México, S. A. de C.V.
Sta. Ma. De Los Angeles	211469	79.6756	Exploitation	5/31/2000	5/30/2050	105	209	313	WCI Jeronimo México, S. A. de C.V.
Virgo	218959	87.1847	Exploitation	1/28/2003	1/27/2053	70	139	334	WCI Jeronimo México, S. A. de C.V.
La Reyna Frac. I	218960	2.2310	Exploitation	1/28/2003	1/27/2053	70	140	334	WCI Jeronimo México, S. A. de C.V.
Virgo	218980	90.4069	Exploitation	1/28/2003	1/27/2053	80	160	334	WCI Jeronimo México, S. A. de C.V.
Reduccion La Reyna	219010	2,731.3471	Exploitation	1/28/2003	1/27/2053	95	190	334	WCI Jeronimo México, S. A. de C.V.
Agujita	220573	60.0000	Exploitation	8/27/2053	8/27/2053	157	313	338	WCI Jeronimo México, S. A. de C.V.
San Jerónimo 4	223446	11.2672	Exploitation	12/14/2004	12/13/2054	153	306	346	WCI Jeronimo México, S. A. de C.V.

March 2011	Page 4-10

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 4-1: Project Tenure Map

SEGUNDA REDUCCION CONCHA T-228418
SEGUNDA REDUCCION CONCHA T-228418
MAZAPIL 4
T-215503
BETA
T-211970
LAS PEÑAS
T-212290
MAZAPIL 3 FRACC II
T-217002
EL PEÑASQUITO
T-196289
LA PEÑA
T-203264
MAZAPIL 3 FRACC I T-217001
SEGUNDA REDUCCION CONCHA T-228418
MAZAPIL 2
T-218420
MAZAPIL
T-218409
MAZAPIL 10
T- 223327
ALFA
T-228841
MAZAPIL 6
T-220916
MAZAPIL 11 FRACC. 2
T-226583
MAZAPIL 11
FRACC. 3
T-226584
MAZAPIL 3 FRACC II
T-217002
MAZAPIL 5
T-220915
MAZAPIL 11 FRACC. 1 T-226582
SEGUNDA REDUCCION CONCHA T-228418

March 2011	Page 4-11

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 4-2: District Surface Rights Map

March 2011	Page 4-12

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

4.6	Water Rights

The National Water Law and its regulations control all water use in Mexico. Comisión Nacional del Agua (CNA) is the responsible agency. Applications are submitted to this agency indicating the annual water needs for the mine operation and the source of water to be used. The CNA grants water concessions based on water availability in the source area.

Hydro-geological studies are complete that show the aquifers in the Cedros Basin (the groundwater basin containing the Project) have enough available water to provide 40 Mm³ per year. The Project has received permits to pump up to 35 Mm³ of this water per year. Based on completed applications, a 4.6 Mm3 concession was obtained in August 2006 and an additional water concession of 9.1 Mm3 per year was received in early 2008.

A Title of Concession (TC) to pump 4.837 Mm3 was received in November 2008. A TC to pump an additional 0.450 Mm3 was obtained in April 2009 and an additional 16.87 Mm3 was obtained in July 2009.

Dewatering wells from the open pit area are being pumped at an average rate of 8,000 m3 per day. Most of this water is being used by the mine and leach pad. Cedros Basin water supply wells are being pumped at an average daily rate of 35,400 m3.

The Peñasquito mine recycles almost 100% of the water it uses in the mining process. Goldcorp has completed five years of water studies, and continues to monitor the local aquifers to ensure they remain sustainable. A network of monitoring wells has been established at 150 points within an area of almost 5,500 km2 to monitor water levels and quality.

4.7	Royalties

A 2% net smelter return (NSR) royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations. There are no other royalties payable on the Project.

4.8	Agreements

On July 24, 2007, Goldcorp and Silver Wheaton entered into a transaction where Silver Wheaton acquired 25% of the silver produced over the life-of mine (LOM) from the Peñasquito Project for an upfront cash payment of US$485 M. Silver Wheaton will pay Goldcorp a per ounce cash payment of the lesser of US$3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

March 2011	Page 4-13

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Goldcorp provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates. To date, these criteria have been met.

4.9	Permits

Goldcorp holds the appropriate permits under local, State and Federal laws to allow mining operations. Key permits include:

  Archaeological release letter from the National Institute of Anthropology and History;

  Risk study;

  Land usage change;

  Concession title for groundwater extraction;

  Waste water discharge permit;

  Industrial discharge permits;

  Licencia ambiental unica (LAU);

  Environmental Impact Assessment;

  Explosives permit;

  Environmental impact permit;

  Authorization for land use.

4.10	Environmental

Environmental permits are required by various Mexican Federal, State and municipal agencies, and are in place for Project operations. The granting of the LAU is based on an approved environmental impact assessment, an environmental risk study, and a land use change authorization. The environmental management system and environmental and social management plans were developed in accordance with the appropriate Mexican regulations.

The Project environmental impact assessment (EIA, or in Spanish, MIA) was authorized on 18 December 2006. The document was prepared based on a 50,000 t/d production rate. An MIA extension or modification to increase permitted capacity to 150,000 t/d was approved in 2008.

March 2011	Page 4-14

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with an open pit mine that is in the construction and start-up/early mining phases, and includes the open pit, roads, site infrastructure, and waste and tailings disposal facilities.

4.11	Closure Considerations

A closure and reclamation plan has been prepared for the mine site. The costs for this plan were calculated based on the standardized reclamation cost estimator (SRCE) model which is based on the Nevada State regulations.

Closure costs are currently estimated at US$28,812,334 in 2010 real terms. Goldcorp proposes to fund its closure cost obligations through allocating profits to an accounting provision and using mine life cash flows to progressively undertake mine restoration activities prior to closure, during decommissioning and during the post-closure monitoring and maintenance period.

The following assumptions were utilized to calculate the closure and restoration costs:

  The exchange rate used to calculate closure costs was 12.5 MXP/USD;

  Unit costs for the ARO model were calculated using market rates;

  The Peñasquito Mine is anticipated to cease production in 2032. Significant concurrent closure activities will begin in 2016 and will last through complete mine closure (2033);

  Post closure monitoring is scheduled to commence in 2034 and will continue for a minimum of 10 years.

4.12	Socio-Economics

Public consultation and community assistance and development programs are ongoing.

In the communities around the Peñasquito mine, Goldcorp has provided direct employment to 285 people from 18 communities in the local municipality of Mazapil, which includes Cedros and El Vergel, and over 670 additional employees from 32 municipalities in the state of Zacatecas. Almost 82% of Peñasquito employees are from the local area.

March 2011	Page 4-15

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

The communities of Cedros and Mazapil have negotiated with the Peñasquito mine to deposit significant funds into community trust funds annually. These funds have been developed for the local management of infrastructure, education and health projects.

Goldcorp, and its subsidiary, Minera Peñasquito, adhere to all Mexican laws, including all federal, state, and municipal regulations associated with mining. In addition, all required federal, state and municipal taxes and royalties are paid and publicly reported. Goldcorp is a member of the Extractive Industry’s Transparency Initiative (EITI) and discloses all tax and royalty payments made everywhere it operates.

The communities around the Peñasquito mine benefit from a number of programs and services provided, or supported, by the mine including; medical campaigns conducted in collaboration with the doctors from the Peñasquito mine and the Zacatecas State Health Department, a community addiction prevention program established by the mine, donations for handicapped people coordinated with the Mazapil Municipality and various mining industry suppliers to Peñasquito, and the construction of a new regional health centre in Cedros which was funded by Goldcorp and the Mexican government.

In addition, the Peñasquito mine operates a forestry nursery that produces 3.5 million trees annually. These trees are used for reforestation around the mine and within the local communities.

4.13	Comment on Section 4

In the opinion of the QPs, the information discussed in this section supports the declaration of Mineral Resources and Mineral Reserves, based on the following:

  Goldcorp holds 100% of the Project; mineral tenure is in the name of indirectly wholly-owned Goldcorp subsidiaries;

  Information provided by Goldcorp legal experts supports that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources and Mineral Reserves;

  Goldcorp holds sufficient surface rights in the Project area to support the mining operations, including provisions for access and powerlines;

  Silver Wheaton is entitled to 25% of the silver produced over the LOM from the Peñasquito Project;

  A 2% NSR royalty is owed to Royal Gold on production from both the Chile Colorado and Peñasco locations;

March 2011	Page 4-16

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  Goldcorp holds the appropriate permits under local, State and Federal laws to allow mining operations;

  The Project LAU is based on an approved environmental impact assessment, an environmental risk study, and a land use change authorization;

  Annual land usage and environmental compliance reports have been lodged;

  The appropriate environmental permits have been granted for Project operation by the relevant Mexican Federal, State, and municipal authorities;

  At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with a polymetallic mine that is in the early production phase, where production occurs from open pit sources, and where disturbance includes mining operations, roads, site infrastructure, waste and tailings disposal facilities;

  Goldcorp is not aware of any significant environmental, social or permitting issues that would prevent continued exploitation of the Project deposits;

  A Project closure plan has been prepared. Goldcorp is funding its closure cost obligations through allocating a percentage of sales revenue to a closure fund.

March 2011	Page 4-17

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The site is accessed via a turnoff from Highway 54 approximately 25 km south of Concepción Del Oro. This road, the Salaverna by-pass, is a new, purpose-built gravel road that eliminates steep switchback sections of cobblestone road just west of Concepción Del Oro. The by-pass connects Highway 54 with the town of Mazapil. From Mazapil, a well-maintained 12 km gravel road accesses the mine site. Within the Project area, access is by foot trails and tracks.

The closest rail link is 100 km to the west. There is an airport on site and airports in the cities of Zacatecas and Monterrey.

5.2	Climate

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 mm, most of which falls in the rainy season. Temperatures range between 30ºC and 20ºC in the summer and 15ºC to 0ºC in the winter.

Mining operations are conducted year-round. The Project area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events.

5.3	Local Resources and Infrastructure

A skilled labour force is available in the region and surrounding mining areas of Mexico. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the US via Laredo.

Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities.

Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission (Comisión Federal de Electricidad or CFE). On January 25, 2011 Goldcorp signed a power delivery agreement with a subsidiary of InterGen, the global power generation company with power plants located in Mexico, the UK, the Netherlands, the Philippines and Australia. The agreement will see InterGen construct and operate a 200–250 MW gas-fired combined cycle power plant to deliver electricity to the Peñasquito mine for a minimum term of 20 years. The agreement helps secure a long-term supply of electricity to Peñasquito at stable pricing with anticipated substantial cost savings compared to current arrangements. Construction of the power plant is subject to regulatory and environment approvals and is expected to begin construction during 2011, with completion projected in 2014.

March 2011	Page 5-18

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Process and potable water for the Project is sourced from a water field located 6 km west of the Project.

Site communications include satellite service, using voice over internet protocols (VoIP for telephones) and Internet protocols (for regular computer business). Pit operations use two-way radio communications.

Site infrastructure comprises:

  Open pit;

  Camp/accommodation complex;

  Concentrator plant;

  Heap leach pads;

  Merrill Crowe plant;

  Maintenance, administration and warehouse facilities;

  Tailings management facility (TMF);

  Medical clinic;

  Various ancillary buildings;

  Paved airstrip;

  Diversion channels;

  Pipelines for water and tailing;

  High-voltage transmission line.

The general location of the main infrastructure in relation to the tenure boundaries is shown in Figure 5-1. A detailed aerial photograph showing the current plant and mine layout is included as Figure 5-2. The Project easement locations are shown in Figure 5-3.

March 2011	Page 5-19

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 5-1: Project Infrastructure Layout in Relation to Mineral Tenure

SEGUNDA REDUCCION CONCHA T-228418
SEGUNDA REDUCCION CONCHA T-228418
MAZAPIL 4
T-215503
BETA
T-211970
LAS PEÑAS
T-212290
MAZAPIL 3 FRACC II
T-217002
EL PEÑASQUITO
T-236746
LA PEÑA
T-203264
SEGUNDA REDUCCION CONCHA T-228418
MAZAPIL 3 FRACC I T-217001
MAZAPIL 2
T-218430
MAZAPIL
T-218409
MAZAPIL 10
T-223327
ALFA
T-228841
MAZAPIL 6
T-220916
MAZAPIL 11 FRACC. 2
T-226583
MAZAPIL 11
FRACC. 3
T-226584
MAZAPIL 3 FRACC II
T-217002
MAZAPIL 5
T-220916
MAZAPIL 11 FRACC. 1 T-226582
SEGUNDA REDUCCION CONCHA T-228418
Área de instalaciones
GOLDCORP
GERENCIA CONCESIONES MINERAS
0
4
Km
CONCESIONES MINERAS EN UNIDAD PEÑASQUITO

Note: Blue outline is the approximate area of infrastructure shown in Figure 5-2. The outlines of the Peñasco and Azul breccia pipes are indicated as black dashed outlines.

March 2011	Page 5-20

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 5-2: Air Photo Showing Current Project Infrastructure Layout

Note: Photograph shows the tailings dam, open pit, waste rock storage facility, heap leach pad, and building infrastructure.

March 2011	Page 5-21

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 5-3: Easement Location

PROYECTO DE LINEA ELECTRICA EL SALERO-PEÑASQUITO 400 KVA

NORTE
PROYECTO PEÑASQUITO
CONCEPCION DEL ORO
EJIDO CONCEPCION DEL ORO
SIMBOLOGIA
DERECHO DE VIA LINEA ELECTRICA 400 KVA
PROPIEDAD MINERA PEÑASQUITO

Note: Blue outline is the main Project outline, aqua line is the powerline

March 2011	Page 5-22

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

5.4	Physiography

The Project is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. The prevailing elevation of the property is approximately 1,900 m above sea level. The terrain is generally flat, with some rolling hills.

Vegetation is principally scrub, with cactus and coarse grasses.

Except for one small outcrop, the area is covered by up to 30 m of alluvium.

5.5	Comment on Section 5

In the opinion of the QPs:

  There is sufficient suitable land available within the Goldcorp mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure such as the open pit, process plant, workshops and offices;

  A review of the power and water sources, manpower availability, and transport options indicate that there are reasonable expectations that sufficient labour and infrastructure is available or under construction to support declaration of Mineral Resources, Mineral Reserves, and the proposed mine plan;

  Mining activities can be conducted year-round.

March 2011	Page 5-23

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

6.0	HISTORY

The earliest recorded work in the Project area consists of excavation of a shallow shaft and completion of two drill holes in the 1950s.

Minera Kennecott SA de CV (Kennecott) commenced exploration in 1994, following a field visit where an outcrop of a quartz feldspar breccia with fragments of Caracol Formation sediments and quartz feldspar porphyry was recognized. Limited information is available on the Kennecott programs. Regional geochemical and geophysical surveys were undertaken in the period 1994–1997. Geophysical surveys included gravity, controlled source audio frequency magnetollurics (CSAMT), reconnaissance induced polarization (RIP), scaler induced polarization (Scaler IP), airborne radiometrics and magnetics and ground magnetics. This work generated a number of well-defined targets and led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop and Azul Breccias.

Kennecott completed 250 rotary air blast (RAB) drill holes (9,314 m) to systemically sample bedrock across the entire project area. A strong silver anomaly located on the southern edge of the Azul pipe was drilled and resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone. A total of 72 reverse circulation (RC), and core drill holes (24,209 m) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones. Kennecott concluded that although Peñasquito was most likely to represent the upper level of a porphyry copper system, it was too deep to host a large open pit mine. The Chile Colorado zone on a stand alone basis was not of interest to Kennecott, and a decision was reached to cease work on the project.

In 1998, Western Copper Holdings Ltd. (Western Copper) acquired a 100% interest in the property from Kennecott. Western Copper completed a nine hole (3,185 m) core drilling program and 13.4 line kilometres of Tensor CSAMT geophysical survey work the same year. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets.

Western Copper optioned the property to Minera Hochschild S.A. in 2000. Hochschild completed 14 core holes (4,601 m), 11 of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper.

In the period 2002–2009, Western Copper completed an additional 874 core and RC drill holes (496,752 m). The company changed its name to Western Silver Corporation in 2003, and undertook a scoping-level study. In 2004, a pre-feasibility study was completed, and in 2005, a feasibility study was undertaken. The feasibility study was updated in 2006. Under the assumptions in the studies, the Project returned positive economics.

March 2011	Page 6-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

Mine construction commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

The remainder of this Report discusses updated Mineral Resource and Mineral Reserve estimates for the Project, and the current production and process scenarios.

March 2011	Page 6-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The regional geology is dominated by Mesozoic sedimentary rocks intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite). The sedimentary rocks formed in the Mexico Geosyncline, a 2.5 km-thick series of marine sediments deposited during the Jurassic and Cretaceous Periods consisting of a 2,000 m-thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1,500 m- to 2,000 m-thick limestone sequence.

The oldest rocks in the area are the Upper Jurassic aged limestones and cherts of the Zuloaga Limestone. These rocks are overlain by the La Caja Formation, a series of thinly-bedded phosphatic cherts and silty to sandy limestones that may be fossiliferous. The La Caja Formation is in turn overlain by limestones and argillaceous limestones of the Taraises Formation. The Taraises Formation is overlain by the limestones of the Cupido Formation, one of the more favourable host rock units for much of the mineralization previously mined in the area. The Cupido limestones are overlain by the cherty limestones of the La Pena Formation, deposited during the Lower Cretaceous Period. These rocks are in turn overlain by the Cuesta del Cura limestone. The Indidura Formation, a series of shales, calcareous siltstones and argillaceous limestones, overlies the Cuesta del Cura limestone. Upper Cretaceous Period rocks of the Caracol Formation, consisting primarily of interbedded shales and sandstones, overlie the Indidura Formation. These rocks dominate the geology in the Peñasquito Project area and are overlain by the Tertiary-aged Mazapil Conglomerate.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including Peñasquito. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene and have been dated at 33–45 Ma. Samples of granodiorite and quartz–feldspar porphyry at and near Peñasquito produced U–Pb age dates of 37–40 Ma and 36.2–37.1 Ma, respectively.

7.2	Project Geology

The Mesozoic sedimentary units of the Mazapil area were folded into east–west arcuate folds, cut by northeast- and north- striking faults, and intruded by Tertiary granodiorite, quartz monzonite, and quartz–feldspar porphyry (Figure 7-1).

March 2011	Page 7-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 7-1: Regional Geological Plan

Note: Noche Buena deposit is held by Goldcorp; other mines shown are held by third parties

March 2011	Page 7-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Tertiary stocks and batholiths are exposed in the ranges, while the valleys are filled with alluvium, generally a few tens of meters thick. Two diatreme breccia pipes, believed to be related to quartz–feldspar porphyry stocks beneath the Peñasquito area, explosively penetrated the Mesozoic sedimentary units and probably breached the surface. Eruption craters and ejecta aprons have since been eroded away. The current bedrock surface at the Peñasquito Project is estimated to be a minimum of 50 m below the original paleo-surface when the diatremes were formed. There may have been up to several hundred meters of erosion since the time of mineralization. Alluvium thickness now averages 30–50 m at Peñasquito. There was one small outcrop exposure at Peñasquito, of breccias near the center of the Peñasco diatreme, rising about 5 m above the valley surface.

The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at Peñasquito. The single outcrop near the center of the Peñasco pipe contained weak sulphide mineralization along the south and west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

7.3	Deposit Geology

Peñasco and Brecha Azul are funnel-shaped breccia pipes, which flare upward, and are filled with breccia clasts in a milled matrix of similar lithological composition (Figure 7-2).

The larger diatreme, Peñasco, has a diameter of 900 m by 800 m immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 500 m in diameter immediately below alluvium.

Polymetallic mineralization is hosted by the diatreme breccias column and surrounding sandstone and siltstone units of the Caracol Formation. The diatreme breccias are broadly classified into three units, determined by clast composition: sediment-clast breccia, mixed-clast (sedimentary and igneous clasts), and intrusive-clast breccias, from top to bottom within the breccia column.

Sedimentary rock clasts consist of Caracol siltstone and sandstone; intrusion clasts are dominated by quartz-feldspar porphyry. A variety of dikes cut the breccia column and immediately adjacent clastic wall rocks. These dikes exhibit a range of textures from porphyry breccia, to quartz–feldspar and quartz-eye porphyries, to porphyritic, to aphanitic micro breccias.

March 2011	Page 7-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 7-2: Deposit Geology Plan

NW
SE
229000 mE
230000 mE
231000 mE
2729000 mN
2728000 mN
2727000 mN
El Sotol
Tibx:
Qfp Intrusive Breccia
El Peñasco
Tbxm:
Mixed-clast Breccia
Tbxi:
Intrusion-clast Breccia
La Palma
Tqfp:
Quartz-Feldspar Porphyry
Felsic Tuff
Brecha Azul
Kcsalt
Siltstone-Sandstone
Tbxs:
Sediment-clast Breccia
Chile Colorado
0
500
1,000
METERS
PEÑASQUITO PROJECT
1900 m. LEVEL
GEOLOGY
TERTIARY
Felsic Tuff
Chlorite Qtz-Feldspar Porphyry (dikes)
Felsite Dikes, +/- brecciated
Quartz-Feldspar Porphyry
Qtz-Feldspar Porphyry Intrusive-Breccia
Crackle Breccia
Sediment-Clast Breccia
Mixed-Clast Breccia
Intrusion-Clast Breccia

March 2011	Page 7-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Breccia-hosted mineralization is dominated by sulphide disseminations within the matrix with lesser disseminated and veinlet-controlled mineralization in clasts. All breccias types host mineralization, but the favoured host is intrusion-clast breccias.

All of the dyke varieties may also be mineralized; they are almost always strongly altered. Mineralization of igneous dykes occurs as breccia matrix fillings, disseminations and minor veinlet stockworks of intrusion margins, to veinlets and veins cutting the more massive dykes.

Mineralization of the clastic sedimentary units (Caracol Formation) cut by the diatremes is dominated by sulphide replacement of calcite matrix in sandstone lenses, disseminated sulphides and sulphide clusters in sandstone and siltstones, although minor veinlet and vein mineralization consists of sulphide and sulphide-calcite fillings.

Quartz is rare in veins and veinlets. Sulphides, as both disseminations, and vein-fillings, consist of various combinations of pyrite, sphalerite, galena, and sulphosalts, with traces of chalcopyrite.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo (Figure 7-3).

A halo of generally lower grade disseminated Zn–Pb–Au–Ag mineralization lies within the sericite–pyrite–quartz–calcite assemblage surrounding the two breccias. Disseminated and lesser fracture-controlled electrum, sphalerite, galena, and various silver sulphosalts are hosted by milled-clast breccias within the diatremes and by Cretaceous clastic units in the surrounding mineralized halo.

Alteration, mineral zoning, porphyry intrusion breccia clasts, and dykes all suggest the deposits represent distal mineralization some distance above an underlying quartz–feldspar porphyry system.

The Peñasco and Brecha Azul diatremes lie along a northwest-trending system of fractures within the central axis of the broad northwest oval of sericite–pyrite–quartz–calcite alteration. The dominant foliation direction observed in the outcrop of breccia at Peñasco is also northwest-trending. Both are thought to reflect the orientation of the porphyry intrusion underlying the known mineralization.

March 2011	Page 7-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 7-3: Deposit Alteration Plan

March 2011	Page 7-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

7.4	Mantos

Mantos-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes (Figure 7-4). They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides.

The sulphides are generally dominated by sphalerite and galena, with variable concentrations, but also contain significant pyrite. Gangue minerals are subordinate in these strata-replacement mantos and cross-cutting chimneys, although calcite is usually present.

Stratiform and chimney mantos are characterized by their very high Zn, Pb, and Ag contents, with variable Cu and Au contributions.

7.5	Skarns

Mantos and skarn mineralization have also been discovered lying beneath the planned open pits in limestone units adjacent to the diatremes and above the source of cross-cutting quartz–feldspar porphyry dykes.

7.6	Prospects

Exploration targets and prospects are discussed in Section 10.

7.7	Comment on Section 7

In the opinion of the QPs, knowledge of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation and to support mine planning.

March 2011	Page 7-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 7-4: Mantos

Note: Horizontal distance across figure is approximately 4 km.

March 2011	Page 7-8

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

8 .0	DEPOSIT TYPES

Deposits within the Penasquito Project are considered to be examples of breccia pipe deposits developed as a result of intrusion-related hydrothermal activity. Global examples of such deposits include Kidston (Australia), Montana Tunnels (Montana), and Cripple Creek (Colorado).

Typical deposit settings include

  Metaluminous, subalkalic intrusions of intermediate to felsic composition that span the boundary between ilmenite- and magnetite-series;

  Carbonic hydrothermal fluids;

  Spatially restricted, commonly weak hydrothermal alteration, except in systems formed at the shallowest depths spanned by these deposits. Thermal gradients surrounding cooling plutons are steep and result in temperature-dependent concentric metal zones that develop outward from pluton margins for distances up to a few kilometres, or just beyond the thermal aureole. Pluton-proximal gold mineralization may be associated with Bi, Te, and W aureole-hosted mineralization will have an As or Sb tenor, and distal mineralization may be related to Ag–Pb–Zn;

  A tectonic setting of continental magmatism well-inboard of inferred or recognized convergent plate boundaries, and which commonly contains coeval intrusions of alkalic, metaluminous calc-alkalic and peraluminous compositions. Preferred host strata include reducing basinal sedimentary or metasedimentary rocks.

Deposit locations are often controlled by graben faults and ring complexes related to cauldron development.

Deposits typically consist of mineralized, funnel-shaped, pipe-like, discordant breccia bodies and sheeted fracture zones. Mineralization is hosted by a variety of breccia types, including magmatic-hydrothermal, phreatomagmatic, hydraulic and collapse varieties. Breccia cement consists dominantly of quartz, carbonate (calcite, ankerite, siderite), with specularite and tourmaline at some deposits. Mineralization characteristically has a low sulphide content (<5 volume %), and contains pyrite, chalcopyrite, sphalerite, galena, and pyrrhotite, with minor molybdenite, bismuthinite, telluro-bismuthite and tetrahedrite, which occur either in the matrix or in rock fragments. Mineralization is typically silver-rich (Au:Ag = 1:10), with associated Pb, Zn, Cu ± Mo, Mn, Bi, Te, W), and a lateral (concentric) metal zoning is present at some deposits.

March 2011	Page 8-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

A sericite–quartz–carbonate–pyrite alteration assemblage and variably developed silicification is coincident with mineralized zones, grading outward into propylitic alteration. An early stage K-silicate alteration can be present at some deposits.

8 .1	Comment on Section 8

In the opinion of the QPs, features which classify Peñasquito as a breccia pipe deposit include:

  Deposit location controlled by fault complexes;

  Presence of two mineralized, funnel-shaped, pipe-like, discordant breccia bodies and sheeted fracture zones at Peñasco and Brecha Azul;

  Mineralization hosted by a variety of breccia types within the diatremes;

  Concentric metal zoning;

  Large halo of sericite–pyrite–quartz–calcite alteration.

The deposit model diagram included as Figure 8-1 is an interpretation of the deposit model relationships at Peñasquito as collated and interpreted from mapping, drilling, and geophysical studies undertaken in the area. The model displays not only the breccia and mantos targets, but additional deposit styles that may be developed in the Project area, such as base metal skarns and porphyry-related disseminated deposits.

March 2011	Page 8-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 8-1: Peñasquito Deposit Model

Note: The Noche Buena and Salaverna deposits shown on this figure are held by Goldcorp, but are outside the Project area.

March 2011	Page 8-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

9.0	MINERALIZATION

Sulphide mineralization occurs in the Peñasco deposit, beneath and adjacent to the outcrop breccia, and in the Chile Colorado deposit, located about 1.5 km southeast of Peñasco. Both deposits are centered on diatreme breccias pipes, the Peñasco diatreme at Peñasco, and the Brecha Azul diatreme at Chile Colorado. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Mineralization consists of disseminations and veinlets of medium to coarse-grained sphalerite, galena, argentite (As2S), a variety of other antimony-dominated sulphosalts, including bournonite (PbCuSbS3), jamesonite (PbSb2S4), tetrahedrite (Cu12Sb4S13), polybasite ((Ag,Cu)16(Sb,As)2S11), pyrargyrite (Ag3SbS3), stibnite (Sb2S3) rare hessite (AgTe) and a common gangue of sericite and calcite, with minor quartz, rhodochrosite, and fluorite.

9.1	Comment on Section 9

In the opinion of the QPs, the mineralization style and setting of the deposit is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

March 2011	Page 9-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

10.0	EXPLORATION

Exploration has been undertaken by Goldcorp, its precursor companies (e.g. gold exploration by Western Silver), or by contractors (e.g. geophysical surveys).

Exploration activities on the Project have included geological mapping, RC and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out.

A summary of the work programs completed to the Report effective date are summarized in Table 10-1.

10.1	Grids and Surveys

The Project uses UTM NAD27. All data collected prior to establishment of the mining operation were converted to this datum.

Digital terrain data were supplied to Goldcorp by Eagle Mapping, Vancouver, Canada, from aerial photography completed 13 November 2003. Aerial photography provided a 0.24 m resolution and a vertical and horizontal accuracy of ± 1.0 m. The end-of year as-built topographic surface for 2008 was also supplied.

10.2	Geochemistry

Kennecott completed a 250-hole RAB drilling campaign across much the Peñasquito Project area after the discovery of the Chile Colorado deposit. Drill holes were shallow, and designed to penetrate the extensive overburden cover and collected chip samples from the top of bedrock. A number of geochemical anomalies were defined. Twenty-eight of the RAB holes were drilled within and immediately adjacent to the Peñasco zone breccia pipe. The geochemical survey results identified broad zinc, lead, gold, and silver anomalies.

10.3	Geophysical Surveys

Kennecott completed air and ground based magnetic surveys, airborne radiometric surveys, and gravity and induced polarization surveys over most of the claims. Kennecott also completed a CSAMT survey, with the aim of detecting changes in resistivity to depths of up to 400 m and identifying and outlining IP chargeability anomalies.

March 2011	Page 10-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 10-1: Exploration Summary Table

Year	Operator	Work Undertaken
1950s	unknown	Shallow shaft and workings
1994–1998	Kennecott	Geochemical surveys.
Gravity, CSAMT, reconnaissance IP, scaler IP, airborne radiometrics and magnetics and ground magnetics surveys.
250 RAB drill holes.
72 RC and core drill holes: 23 drill holes were drilled in the Outcrop Breccia zone, 15 drill holes in the Azul Breccia, 13 drill holes in the Chile Colorado zone and the remaining drill holes scattered irregularly outside these zones
1998	Western Copper	9 core holes
2000	Hochschild	14 core holes; 11 at Chile Colorado
2000–2003	Western Copper	145 core and RC drill holes, scoping study
2003–2006	Western Silver	256 core and RC drill holes, including metallurgical drill holes. Pre-feasibility and feasibility studies
2006–2010	Goldcorp	442 core and RC drill holes, including metallurgical, geotechnical, condemnation drilling. Updated feasibility study. Mine construction.

Western Copper also completed an additional CSAMT survey on the Chile Colorado and Azul Breccia anomalies in 1998, extending coverage on the older lines, to the east of the pre-existing coverage.

The aeromagnetic survey defined an 8 km x 4 km, north–south-trending magnetic high centered approximately on the Outcrop (Peñasco) Breccia.

Magnetometer surveys suggested the presence of deep-seated granodiorites, and indicated a relationship between mineralization and the underlying intrusions. IP surveys were instrumental in locating sulphide stockworks at the Chile Colorado zone, and the gravity survey helped identify the Azul diatreme.

In almost all instances, the geophysical surveys indicated the presence of numerous anomalies scattered across the Project area.

10.4	Drilling

Drilling completed on the Project is discussed in Section 11 of the Report.

10.5	Bulk Density

Bulk density data collected to date on the Project are discussed in Section 12 of this Report.

March 2011	Page 10-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

10.6	Exploration Potential

10.6.1	Peñasquito

In 2010 an exploration drilling program was completed to test whether there was sufficient mantos-hosted mineralization at depth adjacent to the Peñasquito diatreme to support potential underground development (Figure 10-1). A total of 7,317 m was drilled in six mantos test holes. Mantos were detected at 900 m below surface and the exploration potential remains both at depth, and laterally.

Within the greater Project area, there is also potential for additional deposit styles, including base metal skarns and porphyry-related disseminated deposits, in the settings as indicated in Figure 8-1. Exploration for these deposit styles is at a conceptual/early exploration stage.

10.7	Comment on Section 10

In the opinion of the QPs, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Project and support the genetic and affinity interpretations.

March 2011	Page 10-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 10-1: Cross Section, 228412, Peñasco, Showing Mantos

W
E
Section 2728500
N 60° E
N 75° E
N 45° E
2,100 mamsl
2,000
1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
PN-15
PN-15A
GP-605
GP-604
GP-606
C-213
C-201
Tbxm
Diatreme
Tibx
Kcslt
Tfibx
Tbxi
Tcbx
Ki
SW Peñasco Mantos
Kcc
Tqfp
East Peñasco Mantos
GP-604
Au g/t | Ag g/t | Zn % | Pb %
4.0m : 0.14 | 217.1 | 2.93 | 0.85
C-213
Au g/t | Ag g/t | Zn % | Pb %
5.5m : 0.36 | 84.6 | 16.77 | 0.93
GP-606
Au g/t | Ag g/t | Zn % | Pb % | Cu %
16.0m : 0.40 | 36.4 | 0.74 | 0.31 | 0.61
SW Penasco Mantos
Looking North
TERTIARY
Pyroclastic Unit
Intrusions
Breccias
OLIGOCENE
Chlorite Qtz-Feldspar Porphyry (dikes)
Felsite Dikes, +/- brecciated
Quartz-Feldspar Porphyry
Qtz-Feldspar Porphyry Intrusive-Breccia
Crackle Breccia, rotated sediment clasts
Sediment-Clast Breccia, milled matrix
Mixed-Clast Breccia, sediment clasts > intrusion clasts
Intrusion-Clast Breccia, intrusion clasts >> sediment clasts
MESOZOIC
UPPER CRETACEOUS
Sedimentary Units
Kcslt
Kcss
Ki
Kcc
Caracol Fm: Siltstone (80%) + Sandstone (20%)
Caracol Fm: Siltstone (20%) + Sandstone (80%)
Indidura Fm: Laminated Black Shale + Limestone horizons
Cuesta del Cura Fm: Limestone, minor calcareous shale
GRAPHIC SCALE
PEÑASQUITO PROJECT
GEOLOGY
CROSS SECTION 228412
(Multi - Segment)

March 2011	Page 10-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

11.0	DRILLING

Drilling completed on the Peñasquito Project for the period 1994 to 2010 comprised 958 drill holes (524,748 m). Drill data are summarized in Table 11-1. Drill hole locations for the Project are shown in Figure 11-1.

Drilling has focused on the exploration of three principal areas: the original Chile Colorado Zone, the Brecha Azul Zone (Azul Breccia, Northeast Azul, and Luna Azul) and the Peñasco Zone (including El Sotol).

11.1	Drill Contractors

Four drilling contractors have been used:

  Adviser Drilling, S.A. de C.V. (core);

  Layne de Mexico (RC);

  BDW (core);

  KDL Mexico (core).

11.2	Drill Methods

RC drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Water flow was rarely high enough to impact the drilling, although water had to be injected to improve sample quality. Some RC drilling was performed as pre-collars for core drill holes. Sample recoveries were not routinely recorded for RC holes.

Core drilling typically recovered HQ size core (63.5 mm diameter) from surface, then was reduced to NQ size core (47.6 mm) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 mm).

Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run.

March 2011	Page 11-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 11-1: Drill Hole Summary Table

Year	Project Operator	RC		Core		Total
		Number Holes	Metres	Number Holes	Metres	Number Holes	Metres
1994-1997	Kennecott		9,560	71	13,935	71	23,495
1998	Western Copper			9	3,185	9	3,185
2000	Mauricio Hochschild			14	4,601	14	4,601
2002	Western Copper			45	19,645	45	19,645
2003	Western Copper	57	6,845	47	19,816	104	26,661
2004	Western Silver			120	57,268	120	57,268
2005	Western Silver			134	87,843	134	87,843
2006	Western Silver			34	23,680	34	23,680
2006	Glamis–Goldcorp			61	45,055	61	45,055
2007	Goldcorp	21	4,554	126	104,415	147	108,969
2008	Goldcorp	10	2,702	126	77,335	136	80,037
2009	Goldcorp			45	21,543	45	21,543
2010	Goldcorp			38	22,766	38	22,766
Totals						958	524,748

March 2011	Page 11-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 11-1: Peñasco and Azul (Chile Colorado) Drill Hole Location Map

Penasquito Drillholes as of December 31, 2010
Penasco
Arroyo River
Chile Colorado
2729600 N
2729400 N
2729200 N
2729000 N
2728800 N
2728600 N
2728400 N
2728200 N
2728000 N
2727800 N
2727600 N
2727400 N
2727200 N
2727000 N
2726800 N
2726600 N
2726400 N
2726200 N
228400 E
228600 E
228800 E
229000 E
229200 E
229400 E
229600 E
229800 E
230000 E
230200 E
230400 E
230600 E
230800 E

March 2011	Page 11-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover.

All core from the Goldcorp drill programs has been processed on site. Transport of core boxes to the core shed was done by personnel from the company that was managing the drill program, or the drilling supervisor.

11.3	Geotechnical Drilling

Oriented core drilling for geotechnical purposes was performed by Major Drilling Co., (Major) in 2004 with eight core holes completed in the area of the planned Chile Colorado pit and three core holes in the planned Peñasco pit area for a total 11 core holes (4,126 m). Major used a Longyear 44 drill rig. Core holes were oriented at an angle of 60º to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level.

Core hole diameters were typically HQ3 (61 mm diameter) but were telescoped down to NQ3 (45 mm) if difficult drilling conditions were encountered. Core was recovered in a triple tube core barrel assembly.

Core orientation was accomplished using two independent methods: clay impression and a mechanical downhole system referred to as Corientor™. Field point load tests were completed for each core run to estimate the unconfined compressive strength of the intact rock.

Drill holes to WC-250 were also geotechnically logged.

During 2005, Estudios Especializados de Mecánica de Suelos, S.A. de C.V. (EEMSSA) from Monterrey, Nuevo León, Mexico used a Foremost Mobil B-59 and a CME-55 drill rig to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed.

11.4	Geological Logging

Logging of RC drill cuttings and core utilized standard logging procedures. Initial logging utilized paper forms, with data hand-entered into a database from the form.

March 2011	Page 11-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Logs recorded lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity.

Core was photographed and video recorded from collar to toe, these digital files are stored on hard disc.

Geotechnical logging for pit design purposes was typically completed at 3 m intervals, and recorded on CDs. For site location purposes, geotechnical logging included sample descriptions, SPT blow counts, sample numbers and visual classifications based on the united soil classification system (USCS).

11.5	Collar Surveys

All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the hole collar on completion of each drill hole.

Prior to 2001, drill holes were located using chain-and-compass methods. From 2002 onwards, collar survey has been performed by a qualified surveyor.

11.6	Downhole Surveys

Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument. Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole. All drill holes have been down-hole surveyed except the 51 Western Silver RC drill holes and 11 of the 71 Kennecott drill holes.

11.7	Recovery

Core recovery for the Peñasquito drilling averaged 94%.

11.8	Deposit Drilling

Drill hole spacing is generally on 50 m sections in the main deposits spreading out to 400 m spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area approximately 8 km east–west by 4,500 m north–south with the majority of drill holes concentrated in an area 2.1 km east–west by 2.8 km north–south.

March 2011	Page 11-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 11-1 shows a cross-section through the Peñasco breccia, and is illustrative of the relationship between drill intercepts and grades in the open pit. Figure 11-2 shows the Chile Colorado pit area and typical drill intercepts. The drill traces are colour-coded down hole and indicate areas of higher and lower grades, and intervals of higher-grades in lower-grade intercepts.

11.9	Blast Hole Drilling

Blast hole drilling is discussed in Section 18.1.1.

11.10	Comment on Section 11

In the opinion of the QPs, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:

  Core logging meets industry standards for gold, silver, and base metals exploration;

  Collar surveys since 2002 have been performed using industry-standard instrumentation;

  Downhole surveys were performed using industry-standard instrumentation;

  Recovery data from core drill programs are acceptable;

  Geotechnical logging of drill core meets industry standards for planned open pit operations;

  Drill orientations are shown in the example cross-sections (Figures 11-2 and 11-3);

  Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

  Drill orientations are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area;

March 2011	Page 11-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 11-2: Drill Section, Peñasco

Penasquito Drillholes - Au Assays - Penasco Section 229470W (looking west)

Original Topography
Overburden Zone
Oxide Zone
Sediments
Penasco Distreme
Sediments
AU_GPT
Vertical Section 229470W

Note: grey and green shading on the drill hole traces indicate on-mineralized or low-grade intervals; pinks to orange on the drill traces indicated areas of higher grades.

March 2011	Page 11-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 11-3: Drill Section, Chile Colorado

Penasquito Drillholes - Au Assays - Chile Colorado Section 230220W (looking west)

Original Topography
Overburden Zone
Oxide Zone
Sediments
Sediments
Chile Colorado
Diatreme

Note: grey and green shading on the drill hole traces indicate on-mineralized or low-grade intervals; pinks to orange on the drill traces indicated areas of higher grades.

March 2011	Page 11-8

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  The drill sections included as Figures 11-2 and 11-3 display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold, silver, and base metals grades in the deposits, reflecting areas of higher and lower grades;

  No factors were identified with the data collection from the drill programs that could affect Mineral Resource or Mineral Reserve estimation.

March 2011	Page 11-9

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

12.0	SAMPLING METHOD AND APPROACH

12.1	Geochemical Sampling

Geochemical samples were collected during early-stage exploration on the Project and are superseded by core drill and production data.

12.2	RC Sampling

RC drill cuttings were sampled at intervals of 2 m. The material was split at the drill into several portions of 12 kg or less. A handful of rock chips from each sample interval was collected and logged by experienced onsite geologists. Data from the drill logs were entered digitally into ASCII files for computer processing.

12.3	Core Sampling

The standard sample interval is 2 m. Some samples are limited to geological boundaries and are less than 2 m in length. Logging was completed at the drill site prior to splitting. Splitting of the core was supervised by the geologist who logged the core in order to ensure sampling integrity.

For condemnation drill holes, core was assayed every 2 m out of 20 unless geologic inspection dictated otherwise.

A senior Goldcorp geologist examined the core, defines the primary sample contacts, and designates the axis along which to cut the core. Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins. Similar sampling protocols were used in the Western Copper and Western Silver drill programs.

Standard reference material samples and blanks were inserted into the sample stream going to the assay laboratory in a documented sequence. Cut samples were bagged and numbered in polyethylene bags. Groups of 20 sample bags were placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that were contained within the bag.

A Minera Peñasquito truck transports the sacks to the ALS Chemex laboratories in Guadalajara, Mexico, approximately once per week.

March 2011	Page 12-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

12.4	Production Sampling

Blast holes are sampled as whole-hole samples by an experienced sampler.

12.5	Quality Assurance and Quality Control

The quality assurance and quality control (QA/QC) programs for the Project are discussed in Section 13.

12.6	Specific Gravity Determinations

During 2008 Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core. An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah (Dawson 2005). Specific gravity data were used to assign average bulk specific gravity values by lithology (Table 12-1).

Table 12-1: Specific Gravity Data

Lithology	Number of samples	Average
		(t/m3)
Overburden	18	2.28
Peñasco Diatreme	169	2.50
Azul Diatreme	68	2.44
Peñasco Oxides	70	2.30
Chile Colorado Oxides	13	2.30
Peñasco Intrusive	50	2.50
Peñasco Sediments	738	2.57
Azul sediments	137	2.57
Skarns	26	3.19

12.7	Comment on Section 12

A description of the geology and mineralization of the deposit, which includes lithologies, geological controls and widths of mineralized zones, is given in Section 7 and Section 9.

A description of the sampling methods, location, type, nature, and spacing of samples collected on the Project is included in Section 10 and Section 12.

A description of the drilling programs, including sampling and recovery factors, are included in Section 11 and Section 12. All collection, splitting, and bagging of RC and core samples were carried out by Kennecott, Hoschchild, Western Silver, Western Copper, or Goldcorp personnel, depending on the date of the drill program. No factors were identified with the drilling programs that could affect Mineral Resource or Mineral Reserve estimation.

March 2011	Page 12-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 11-1, which shows the drill hole collar locations and drill traces, indicate that the sizes of the sampled areas are representative of the distribution and orientation of the mineralization.

Figure 11-2 and Figure 11-3 show drill hole assay intervals include areas of non-mineralized and very low grade mineralization, and confirm that sampling is representative of the gold, silver, and base metal grades in the deposits, reflecting areas of higher and lower grades.

Data validation of the drilling and sampling program is discussed in Section 14, and includes review of database audit results.

Drill sample representivity, widths and grades are validated by twin and infill drilling as discussed in Section 14.

In the opinion of the QPs, the sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes, based on the following:

  Data are collected following industry standard sampling protocols;

  Sample collection and handling of RC drill cuttings and core was undertaken in accordance with industry standard practices, with procedures to limit potential sample losses and sampling biases;

  Sample intervals in core and RC drilling, comprising maximum of 2 m intervals respectively, are considered to be adequately representative of the true thicknesses of mineralization. Not all drill material may be sampled depending on location and alteration;

  Gravity determination procedures are consistent with industry-standard procedures;

  There are sufficient acceptable specific gravity determinations to support the specific gravity values utilized in waste and oxide and sulphide mineralization tonnage interpolations for the key deposits.

March 2011	Page 12-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

From Project inception to date, Project staff were responsible for the following:

  Sample collection;

  Core splitting;

  Preparation of samples for submission to the analytical laboratory;

  Sample storage;

  Sample security.

Project staff have also been responsible for run-of mine assaying, which is performed in the mine site laboratory.

13.1	Analytical Laboratories

Sample preparation and analytical laboratories used during the exploration programs on the Project include ALS Chemex, and Bondar Clegg (absorbed into ALS Chemex in 2001).

ALS Chemex was responsible for sample preparation throughout the Western Copper, Western Silver, and Goldcorp exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara. All samples were dispatched to the Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified. ALS Chemex is independent of Goldcorp.

The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis.

The run-of-mine laboratory is not certified.

13.2	Sample Preparation

For the Western Copper drill programs, the following sample preparation was performed:

  The entire sample is passed through a primary crusher to yield a crushed product;

  Rock chips and drill samples are crushed to better than 70% of the sample passing 2.0 mm;

March 2011	Page 13-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  A split is taken using a stainless steel riffle splitter;

  The crushed sample split weighing 250 grams is ground using a ring mill pulverizer. The pulverizer uses a chrome steel ring set. All samples are pulverized to greater than 85% of the ground material passing through a 75 µm screen.

Samples of drill cuttings and drill core for programs prior to 2003 were prepared and assayed by standard procedures at ALS Chemex. The procedure, which operated between 1998 and 2003, consisted of:

  Samples were weighed and dried at 150° for about 8 hours;

  Samples were crushed to a minimum of 75% passing 10 mesh;

  Crushed samples were split to provide a 300 or 1,000 g representative cut;

  Samples were then pulverized to a minimum of 95% passing 150 mesh;

  Pulverized samples were bagged and shipped to Vancouver B.C. for analysis;

  30 g of the pulverized samples were fire-assayed for gold.

For drill programs post-2003, the sample preparation performed by ALS Chemex was modified slightly from the pre-2003 procedure, in that:

  Crushed samples were split to provide a 250 g representative cut;

  Samples were then pulverized to a minimum of 85% passing 200 mesh.

Analytical protocols and methods were the same as for the pre-2003 programs.

13.3	Analysis

Table 13-1 summarizes the analytical methods used at ALS Chemex and Acme.

13.4	Quality Assurance/Quality Control Programs

There is no information in existing documentation that confirms whether blanks and standard reference materials (SRMs) were included in the Penasquito samples submitted for assay prior to 2002. There is, however, sufficient documentation that shows that comprehensive check-assaying campaigns were undertaken at several intervals whereby splits from samples were routinely re-assayed to confirm initial results, commonly through a separate analytical laboratory.

March 2011	Page 13-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 13-1: Analytical Methods

Laboratory	Element	Method
ALS Chemex	Gold	ME-GRA21; fire assay with gravimetric finish on a one-assay-ton (30g) charge
Silver
ME-ICP41; ½-g charge digested in aqua regia acid and analyzed with an inductively coupled plasma emission spectrometer (ICP-AES); for overlimits, method ME-GRA21 is used, a fire assay with a gravimetric finish on a one-assay-ton charge (30g)

	Zinc	ME-ICP41; and for overlimits method Zn-AA46 is used which is 0.4-g charge digested in aqua regia acid and analyzed by ICP-AES or inductively coupled plasma – mass spectrometer ICP-MS).
	Lead	ME-ECP41; ½ g charge digested in aqua regia acid and analyzed with ICP-AES; for overlimits method Zn-AA46 is used
Acme	Gold	Group 6; fire assay with an inductively coupled plasma emissions spectrometer (ICPES) analytical finish on a one-assay-ton charge (30g).
	Silver	Group D; ½-g charge digested in aqua regia acid and analyzed with and ICPES; and for overlimits Ag-AA46, which is 0.4-g charge digested in aqua regia acid and analyzed with an ICPES.
	Zinc	Group D; 1-g charge digested in aqua regia acid and analyzed with ICPES; Ag-AA46 for overlimits
	Lead	Group D; ½-g charge digested in aqua regia acid and analyzed with ICPES; Ag-AA46 for overlimits

Blanks and SRMs were used in sampling programs by Western Copper, Western Silver, and Goldcorp from 2000. The seven SRMs were prepared by Metcon Research, Tucson, AZ from Project mineralization. Blank samples comprise non-mineralized limestones from the general Project area.

13.5	Databases

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. Geological data from early drill programs were entered into spreadsheets in a single pass. The system with data electronically entered (without a paper log step) is still being implemented.

Assays were received electronically from the laboratories and imported directly into the database.

Drill hole collar and down hole survey data were manually entered into the database.

Data are verified on entry to the database by means of in-built program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

March 2011	Page 13-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Paper records were kept for all assay and QA/QC data, geological logging and bulk density information, downhole and collar coordinate surveys. All paper records were filed by drill hole for quick location and retrieval of any information desired. Assays, downhole surveys, and collar surveys were stored in the same file as the geological logging information. In addition, sample preparation and laboratory assay protocols from the laboratories were monitored and kept on file.

13.6	Sample Security

Sample security was not generally practiced at Penasquito during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles.

Drill samples were picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada.

Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

13.7	Sample Storage

Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage. Weathering has deteriorated the integrity of individual pulps from earlier drill programs.

Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth.

Coarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

13.8	Comment on Section 13

The QPs are of the opinion that the quality of the gold, silver and base metal analytical data are sufficiently reliable (also see discussion in Section 14) to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards as follows:

March 2011	Page 13-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus was representative of first- pass exploration sampling;

  Drill sampling has been adequately spaced to first define, then infill, gold, silver and base metal anomalies to produce prospect-scale and deposit-scale drill data;

  Drill hole spacing varies with depth. Drill hole spacing in shallow oxide mineralization is approximately 35 m. Average drill hole spacing in the core of the deposits is about 50 m. Drill hole spacing increases with depth as the number of holes decrease and holes deviate apart. Average spacing at the base of the ultimate reserve pits is about 75 m;

  Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure since 2002. The preparation procedure is in line with industry-standard methods for polymetallic deposits;

  Exploration and infill core and RC programs were analysed by independent laboratories using industry-standard methods for gold, silver, and base metal analysis. Current run-of-mine sampling is performed by the mine laboratory, which is staffed by Goldcorp personnel;

  There is limited information available on the QA/QC employed for the earlier drill programs; however, sufficient programs of reanalysis have been performed that the data can be accepted for use in estimation;

  Typically, drill programs included insertion of blank, duplicate and SRM samples. The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold, silver, and base metal analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation;

  Sample security has relied upon the fact that the samples were always attended or locked in the on-site sample preparation facility. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;

  Current sample storage procedures and storage areas are consistent with industry norms.

March 2011	Page 13-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

14.0	DATA VERIFICATION

A number of independent data checks have been performed in support of preliminary assessment, pre-feasibility, and feasibility studies on the Project. Goldcorp performed sufficient verification of the data and database to support Mineral Resources and Mineral Reserves being estimated.

14.1	SNC Lavalin (2003)

A check assay program was completed in November 2002 for a total of 277 samples from drill holes WC17 and WC33 analyzed by both ALS Chemex and Acme. Generally, the results of the checks assays shipment sent to Acme showed a good agreement with the original results from the primary laboratory, with the exception of gold values. Gold grades displayed high variability of 23% lower for average SL Chemex results. Close scrutiny of the individual gold samples reveals that most of the values were below the detection limit of 0.07 g/t Au and it appeared that they obscured analysis. The analysis of values above this detection limit showed better correlation and differences between average grades was reduced to 12.4% with the ALS Chemex mean grade higher than the Acme results.

A check assay program was completed by ALS Chemex and Acme on a total of 184 samples from drill holes WC42 to WC52. Differences between mean grades for the original samples and their checks varied from -1.3% for Pb to 8.7% for Au which was considered a very good agreement.

A total of six Excel spreadsheets were provided on March 15, 2003 with SRM assays for Kennecott drilling; SNC Lavalin noted some ambiguities regarding these standards and comments included in the files indicated to SNC Lavalin that not all results were completed. No additional work was performed on these data.

An Excel spreadsheet file was provided with SRM assays for the Hochschild drill program. The results of the SRMs displayed a reasonable correlation. Differences between average assay values varied from –6.5% to 4.3%.

SNC Lavalin analyzed a set of SRM results for the 1998 and 2002 Western Copper drilling; the SRMs displayed a reasonable correlation.

SNC Lavalin audited a portion of the database (approximately 10%) with the original assay laboratory certificates making a direct comparison between tables when possible. A total of 1,812 samples were selected randomly, covering all phases of drilling up to drill hole WC60. Checks included drill hole intervals, sample numbers, Ag, Au, Cu, Pb and Zn grades. The error rate detected was less than 1.0%, which was considered to be a good agreement for mineral resource estimation purposes.

March 2011	Page 14-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

SNC Lavalin collected six samples from the core library for independent analysis. The samples included both high grade and waste material as identified by historical analytical results and were analyzed by ALS Chemex. In general, the differences between the original results and the quartered core were higher than expected, particularly for the MHC series drill holes.

14.2	Independent Mining Consultants (2005)

As part of feasibility-level studies, Independent Mining Consultants (IMC) undertook a database review.

Based on a review of Western Silver’s sample preparation, analysis, security, and QA/QC procedures with respect to database verification, the database used for the resource estimates was deemed by IMC to be accurately compiled and maintained, and was accepted as suitable for use in mineral resource estimation.

IMC also concluded that no significant problems were identified during reviews of the drilling data. The drill holes appeared to have been properly located and downhole-surveyed and to have recovered an adequate sample.

Data entry errors were considered to be minimal because IMC re-compiled the bulk of the assay data base directly from the original laboratory’s electronic files of assay certificates.

IMC considered that check assay comparisons showed generally acceptable overall agreement between the primary and check laboratories for all of the campaigns/phases for which check assays were available. Standard and blank assaying results also appeared to be generally acceptable. IMC considered that some of the data base silver assays run by ALS Chemex during the later Western Silver phases may be biased 5–15% low as a result of analytical factors, but this bias could not be confirmed at the time of the report, and IMC concluded that the errors introduced into net smelter return (NSR) value estimates would be minimal.

IMC supplemented the check assay data by performing numerous paired comparisons of grades from different drilling and assaying campaigns, including those for which no check assays are available. The results were considered to show no evidence that any of the Western Silver and Kennecott data base assays were affected by large analytical or sample preparation biases. However, they did suggest that the Hochschild grades were quite heavily high-biased relative to the Kennecott and Western Silver grades for gold, silver and zinc. No Hochschild samples were available for re-assay; the Hochschild assays were not used when estimating grades in the feasibility-study model.

March 2011	Page 14-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

The paired-comparison reviews did not detect any biases between core and RC drilling.

14.3	Mine Development Associates (2007)

In April 2007, Mine Development Associates (MDA) of Reno, Nevada performed an independent analytical review of the Peñasquito check assay data up to and including Phase 17 drilling (last hole incorporated GP-377). MDA concluded that the analytical work performed on the gold, silver, lead and zinc of the Peñasquito database could be relied upon for resource estimation (MDA 2007), and commented that:

  A bias was noted between Acme and ALS Chemex gold analytical results, with Acme assays being lower in tenor. The bias was considered to be real and definitive, but occurred in only selected drill campaigns. Overall, there was an excellent correlation and similar mean grades between ALS Chemex and Acme. In spite of this, while there was excellent correlation, MDA noted extreme variability decreasing with increasing grades. MDA were unable to confirm if this was caused by problems in sub-sampling the aliquot for assaying, inaccuracies in analytical procedures, or natural material heterogeneity. MDA recommended additional work so as to optimize sub-sampling and analytical procedures for future production. The lack of reproducible assays was noted to be likely to lead to unavoidable and blind production losses that could be economically significant;

  There was inconsistent evidence with respect to different laboratory and analytical methods concerning bias in silver values. While the ALS Chemex ICP grades were generally high and the ALS Chemex “ore-grade” was generally low, the biases noted could be offsetting. Relative to the SRM grades, ALS Chemex was found to be high at low grades and low at high grades. MDA commented that reproducibility was not good under any circumstances and should be addressed in future studies. MDA recommended that the analytical procedures be addressed in detail by a geochemist in advance of production so as to obtain the most dependable analytical method for production, as the impact of incorrect data during production could be potentially very large;

  A case could be made that the ICP values are low, thereby imparting a small conservative bias to the zinc data but it cannot be stated definitively. If the database zinc values are low, then they could by low by 1–5%. The reproducibility of zinc grades based on analytical work and sub-sampling the aliquot for analysis, was considered to be good for the “ore-grade” data and marginal to poor for the ICP data, suggesting that the problem is contributed by ICP analysis, not sub-sampling the aliquot. MDA recommended that during grade control, when precision is substantially more important, further work should be considered to determine which method is better;

March 2011	Page 14-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  Lead data in the database were found to be biased low when compared to both sets of “ore-grade” analyses and against the SRM grades, but the Acme ICP lead values were lower grade than the grades returned from the ALS Chemex ICP data. Reproducibility of lead grades based on analytical work and sub-sampling the aliquot was considered good for the “ore-grade” data and marginal to poor for the ICP data. MDA recommended that during grade control, when precision is substantially more important, further work should be considered to determine which method is better.

14.4	P&E Mining Consultants (2008)

P&E Mining Consultants (P&E) of Brampton, Ontario, reviewed the performance of the Goldcorp quality control program which was implemented after the MDA 2007 audit (P&E 2008). Drill holes included in the P&E review included Phase 18 holes GP-493 to GP-586 drilled in 2007 and 2008. Results of the review included the following:

Reduce the number of SRMs from seven to three and aim to monitor cut-off grade, resource grade and a grade that reflects the highest grades likely to be encountered on the Project

Evaluation of the performance of the SRMs revealed failures. A total of 39 certificates were affected and 400 samples were re-analyzed from drill holes GP-493 to GP-586. Generally all data that were re-run were in excellent agreement with the first set of data, and the original results were retained in the database.

For coarse reject duplicates, results demonstrated acceptable precision: from 32% to 44% for Au, 18% to 23% for Ag, 19% to 20% for Pb and 16% to 18% for Zn.

Pulp duplicates pairs were not analysed at the same laboratory. However, comparisons indicated that precision for Au pairs was from 13% to 19%, from 10% to 16% for Ag, 6.6% for Pb and 6.5% for Zn. For pulp pairs, P&E considered that these results are slightly high.

March 2011	Page 14-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

14.5	Goldcorp Data Checks

Validation checks performed by operations personnel on data used to support estimation comprise checks on surveys, collar co-ordinates, lithology data, and assay data. Errors noted were rectified in the database.

14.6	Comment on Section 14

The process of data verification for the Project has been performed by external consultancies and Goldcorp personnel. Goldcorp considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken.

The QPs, who rely upon this work, have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning:

  Sample biases that were identified from the QA/QC programs undertaken are not considered material to estimation;

  Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits;

  External reviews of the database have been undertaken in support of feasibility- level studies, and in support of technical reports, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted;

  Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running a software program check.

March 2011	Page 14-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

15.0	ADJACENT PROPERTIES

There are no adjacent properties that are at the same stage of development as the Project.

March 2011	Page 15-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Metallurgical Testwork

Over the Project history, a number of metallurgical testwork campaigns have been undertaken. These are summarized in Table 16-1. Programs were sufficient to establish the optimal processing routes for oxide and sulphide ores, were performed on mineralization that was typical of the deposits, and supported estimation of recovery factors for the various ore types. The testwork provided an appropriate estimate of the oxide recoveries, which are summarized in Table 16-2, and sulphide recoveries, included as Table 16-3.

16.2	Process Description

The Peñasquito Project consists of a leach facility that will process a nominal 25,000 t/d of oxide ore and a sulphide plant that will process a nominal 130,000 t/d of sulphide ore.

16.2.1	Oxide Ore

Run-of-mine (ROM) ore will be delivered to the heap leach pile from the mine by haul trucks. Lime will be added to the ore, prior to addition of the ore to the pad. Ore is placed in 10 m lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré. Figure 16-1 shows a schematic of the oxide process route.

16.2.2	Sulphide Ore

Run-of-mine (ROM) ore will be delivered to the crusher dump pocket from the mine by 290 t rear-dump–haul trucks. The crushing circuit is designed to process as much as 148,000 t/d of ROM ore to 80% passing 159 mm. The crushing facility initially consisted of a gyratory crusher capable of operating at 92% utilization on a 24-hour-per-day, 365-days-per-year basis; a parallel in-pit crushing circuit has been included to support higher throughput.

Product from the crusher discharges into a 500 t surge pocket directly below the crusher. The crusher feeds, via an apron feeder, a coarse ore stockpile that has a 91,700 t live capacity. In turn, five apron feeders reclaim ore from the coarse ore stockpile to two semi-autogenous grind (SAG) mills operating in closed circuit with/without pebble crushers.

March 2011	Page 16-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 16-1: Metallurgical Testwork Summary

Testing Facility	Testwork Performed
Dawson Metallurgical Laboratories Inc., Salt Lake City, UT under the supervision of Kennecott Engineering Services.
Flotation tests including cyanide leach tests and open cycle tests. Cyanide recoverable silver content generally varied between 40% and 80% with the average around 60%.
Preliminary pyrite flotation tests from higher than average grade samples indicated that up to 60% of gold and silver were recovered into a pyrite concentrate, but average grade samples did not produce an acceptable grade pyrite concentrate.

Maurcio Hochschild & Cia. S.A.C.,	Flotation tests. Indicated recoveries of lead in lead concentrate of 88%, zinc in zinc concentrate of 85%, total silver 87% and total gold 60%.
Mountain States R&D International, Inc. of Vail, Arizona
Evaluation of heavy media separation prior to grinding and flotation.
Results indicated that about 50% of material can be rejected from the flotation plant feed if the crushed ore is treated with 2.55 S.G. heavy media material.

Hazen Research Inc.	PFS comminution testing, including rod mill and ball mill work indices
Dawson Metallurgical Laboratories Inc., Salt Lake City, UT
Flotation tests on Chile Colorado ore.
Variability scheme tests on Chile Colorado and Peñasco ore. Grind-grade-recovery relationship tests, and reagent scheme improvement work. Small scale pilot plant testing (4-days) on Peñasco ore, modal analyses and liberation analyses
Small-scale gravity test on Peñasco ore
Froth flotation tests on North Caracol sediment samples
Open circuit flotation tests with regrinding of rougher concentrate and three-stage cleaning to simulate the sulphide ore flotation plant design
Large-scale flotation testwork on blends of low lead and ‘normal’ grade ore performed at various blend ratios.

G&T Laboratories, Kamloops BC.	Modal analyses and liberation analyses Variability scheme tests on Chile Colorado and Peñasco ore.
Minnovex, Toronto, ON
Comminution testwork, including SAG Power Index (SPI), Crusher Index (CI), and the Minnovex Modified Bond Work Index, (Wi). Three full Bond Work Index determinations were also performed to calibrate the modified procedure. Minnovex used their proprietary grinding circuit simulation program, CEET, to estimate mill sizes.

SGS Lakefield	JK Tech dropweight tests. JKSimMet simulation method was used to estimate mill sizing
Servicios Industriales Peñoles SA de CV, CIDT, Department of Mineral Processing, Torreon	Flotation testwork; small scale pilot plant testing (3 weeks) on Peñasco ore
Universidad Autonoma de San Luis Potosi (UASLP), San Luis Potosi	Mineralogical analysis
SGS Minerals Services (SGS), Durango	Flotation testwork
Metcon Research, Tucson, Arizona	Bottle roll tests, column leach tests

March 2011	Page 16-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 16-2: Oxide Recoveries

Ore Type	Au recovery (%)	Ag recovery (%)
Peñasco oxide and mixed ores	50%	28%
Chile Colorado oxide and mixed ores	50%	22%

Table 16-3: Sulphide Recoveries

LEAD CONCENTRATES
	Concentrate	Normal Lead Ore Sulphide Mill				Low Lead Ore Sulphide Mill
	Grades	Recoveries, %				Recoveries, %
Rock Type	% Pb	Au	Ag	Pb	Zn	Au	Ag	Pb	Zn
Breccia	52	62	65	72	0	37	60	67	0
Intrusive	51	64	63	72	0	35	60	68	0
North Seds	50	53	53	72	0	26	35	44	0
South Seds	50	20	58	63	0	0	0	0	0

ZINC CONCENTRATES
	Concentrate	Normal Lead Ore Sulphide Mill				Low Lead Ore Sulphide Mill
	Grades	Recoveries,%				Recoveries, %
Rock Type	% Zn	Au	Ag	Pb	Zn	Au	Ag	Pb	Zn
Breccia	50	13	15	0	75	13	15	0	75
Intrusive	50	10	14	0	60	10	14	0	60
North Seds	52	5	5	0	75	5	5	0	75
South Seds	52	5	5	0	75	5	5	0	75

March 2011	Page 16-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 16-1: Schematic, Oxide Process Flowsheet

March 2011	Page 16-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Each grinding circuit reduces the crushed ore from 80% passing 159 mm to 80% passing 125 µm. The pebble crushers are set to produce a P80 28 mm product. The crusher product is conveyed back to a 1400 t storage bin from which the discharge can be directed to the SAG mill feed conveyors or to high pressure grind rolls (HGPRs). SAG mill discharge is classified using trommel screens.

The HPGR is operated in open circuit as ball mill feed, but closed circuit with screen oversize material returning to the HPGR system. The high pressure grinding roll product is screened and passing material is slurried and pumped directly to the grinding sump. Oversize material is conveyed back to the HPGR storage bin.

Trommel screen undersize (minus 19 mm material) discharges to a common sump. Secondary grinding is performed in four ball mills, operating in closed circuit. Ball mill discharge is combined with SAG mill trommel screen undersize and the combined slurry is pumped to the primary cyclone clusters. Cyclone underflow reports back to the ball mills. Cyclone overflow (final grinding circuit product) flows by gravity to the lead flotation circuit.

Lead rougher flotation consists of three rows of rougher flotation machines in parallel, each row consisting of five self-aspirating cells. Lead rougher concentrate is pumped to the lead regrind mill circuit or bypassed directly to the lead cleaner conditioning tank. Tailings from the lead rougher cells flows by gravity to the zinc rougher conditioner tanks. This material is conditioned with reagents to activate the sphalerite and associated precious metals. When the carbon pre-float is not required, all cells are used as lead roughers. Rougher lead concentrate is reground in closed circuit with cyclones followed by further regrind in IsaMills® operating in open circuit. Product at a P80 of 30 µm is cleaned in a three-stage counter-current circuit. Reagents are added into the cleaner flotation cells on as required basis.

Tailings from the lead circuit flow by gravity to zinc rougher conditioner tanks: one is installed for each bank of zinc rougher flotation cells. The conditioner tanks provide retention to facilitate pH adjustment with lime and activation of the sphalerite by copper sulphate addition. Sodium isopropyl xanthate (SIPX) is added to collect the zinc associated with activated sphalerite. Frother is added as required.

Conditioners overflow to the zinc rougher flotation circuit, which consists of three banks of six tank-type, self-aerating, rougher flotation cells. Tailings from all rows of zinc rougher cells are combined in a tailings box and flow by gravity to a tailings pond. The rougher zinc concentrate is reground in vertimills operating in closed circuit with cyclones followed by further regrind in IsaMills® operating in open circuit. Product at a P80 of 25 µm is cleaned in a three-stage counter-current circuit. Reagents are added into the cleaner flotation cells on as required basis.

March 2011	Page 16-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Final lead and zinc concentrates are thickened, pressure filtered and trucked to inland smelters or to ports for overseas shipment.

A schematic of the sulphide process flowsheet is included as Figure 16-2.

16.3	Plant Operation

Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. As of December 31, 2010, a total of 39,177,060 dmt of ore with an average grade of 0.28 g/t Au and 26.9 g/t Ag were placed on the leach pad. A total of 78,399 oz Au and 3,006,262 oz Ag were produced from the oxide facility in 2010. Recoveries averaged 55.9 % for gold and 21.3 % for silver.

Production of line 1 of the sulphide plant was initiated September 19, 2009. Line 2 was initiated in June 8, 2010 and the HPGR commissioning tests were started in December 2010. As of December 31, 2010, a total of 20,637,592 dmt of ore with an average grade of 0.28 g/t Au, 27.56 g/t Ag, 0.63 % Zn and 0.38% Pb was produced from the sulphide plant facility in 2010, for a total of 98,709 oz Au, 12,162,184 oz Ag, 181,711,263 lb Zn, and 102,547,269 lb Pb. Recoveries averaged 54.0 % for gold, 66.5 % for silver, 59.3 % for zinc, and 63.7 % for lead.

16.4	Reconciliation

During 2010 in the Oxide Plant, the oxide ore mineralization changed (better oxide ore quality), and together with improvements in the irrigation methodology, gold recovery improved from the projected 50% to 55.9%. Silver recovery is closely associated with rock fragmentation.

In the Sulphide Plant, in 2010, metal recoveries were highly dependent on three key factors: lithology, sulphurization and carbon content of the sulphide ore. The average metal recoveries obtained in the sulphide plant generally matches from the expected recoveries projected in the Project feasibility study (Figures 16-3 and 16-4).

The presence of carbon and some transitional ores are been the main reasons for some small discrepancies in the expected recoveries by lithology.

March 2011	Page 16-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 16-2: Schematic, Sulphide Process Flowsheet

March 2011	Page 16-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 16-3: Metal recoveries by lithology in Lead Concentrate. Feasibility Vs Sulphide Plant

Figure 16-4: Metal recoveries by lithology in Zinc Concentrate. Feasibility Vs Sulphide Plant

March 2011	Page 16-8

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

16.5	Tailings Storage Facilities

The tailings impoundment is designed as a zero discharge facility with the capacity to temporarily store excess water from mill operations and expected climatic events including the design storm. Water is reclaimed as needed from the tailings facility for use in the mill.

16.6	Comment on Section 16

In the opinion of the QPs, the metallurgical test work conducted to date supports the declaration of Mineral Resources and Mineral Reserves based on the following:

  The metallurgical testwork completed on the Project has been appropriate to establish the optimal processing routes for oxide and sulphide ores;

  Tests were performed on samples that were representative of the oxide and the sulphide mineralization;

  Recovery factors are appropriate to the mineralization types, oxidation states, and selected process routes;

  Recovery factors have been confirmed from production data;

  Ore hardness, reagent consumptions and process conditions are appropriately determined to establish process operating costs;

  The process routes use conventional technology;

  Regent consumption and process conditions were appropriately determined to establish process operating costs; these costs have been confirmed from production data, and are refined to suit actual operating conditions.

March 2011	Page 16-9

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The mineral resource estimates were prepared under the direction of Guillermo Pareja P. Geo., an employee of Goldcorp. Mineral reserve estimates were prepared by Peter Nahan, AusIMM., who is also a Goldcorp employee.

17.1	Mineral Resources

17.1.1	Database

The cut-off date for assays in the database was December 10, 2009. The database contains core drilling information from numerous drilling campaigns beginning in the 1990s through to December 2009. Sections 11 through 14 of this Report discuss the drill hole data. Drill holes that support Mineral Resource and Mineral Reserve estimation were collected in the period 1994 to December 10, 2009.

17.1.2	Geological Models

Three-dimensional solid wire-frames (solids) were created for lithologies and oxidation states during 2009 for the resource model as follows.

The lithological units were modeled as wire-frame surfaces or three-dimensional (3D) triangulated irregular network (TIN) wire-frames, using cross-sectional polygonal interpretation of the lithology on north–south section lines separated by 25 m. Wire-frame models of individual lithological units were then created based on successive polygons, and combined into a 3D lithological model. Geological interpretation was based on the supplied geological cross-sections combined with lithological intervals taken from drill hole logs.

For the 2010 model, the 2009 solids were modified as follows:

  The Peñasco breccia solid was subdivided into an outer rim zone of approximately 60 m thickness, and an inner breccia zone, which consisted of the remainder of the breccia body. This was performed to account for differences in the grades within the breccia close to its outer contact;

  The intrusive domain within the Peñasco breccia and the skarn solids were not used because they were not very well defined and their impact in the final model (in their current state) was not considered significant.

A block size of 15 m x 15 m x 15 m was used for estimation of mineral resources. The model is not rotated.

March 2011	Page 17-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

The deposit contains a number of elements, Sb, As, Cu, Fe, and S, which are deleterious in the process route. Those elements were interpolated into the same block model as the primary economic metals

17.1.3	Domaining

For the resource model, domains as listed in Table 17-1 were established for the main economic metals (Au, Ag, Pb, and Zn).

The deleterious elements (Sb, As, Cu, Fe, and S) were found lack of lithological control; therefore different domains were used, which were defined by respective grade shells and oxidation and overburden surfaces, as shown in Table 17-2.

17.1.4	Exploratory Data Analysis

Descriptive statistics were analysed through the use of histograms, cumulative probability plots, box plots, contact plots, and scatter plots. A summary of the statistics for the raw assay data is shown in Table 17-3.

17.1.5	Grade Capping

Outlier grades were investigated using cumulative probability plots and histograms of the composite grades. Grade caps were applied to raw assay data prior to compositing. The selected cut-off varied by rock type, and was selected at around the 99th to 99.9th percentile for Au, Ag, Pb, and Zn. Grade caps are summarized in Table 17-4.

Within the deleterious elements model, higher-grade composites remained uncut and were used without restricted influence in the estimation for all elements except for the Sb values in the North Non-Oxide InShell domain, which were capped at 10,000 ppm Sb and the As values in the South Non-Oxide InShell domain, which were capped at 6,000 ppm As.

March 2011	Page 17-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 17-1: Resource Model Domains

Domain	Code
Overburden	1
Oxides	2
Inner Peñasco Breccia	150
Outer Peñasco Breccia	180
Azul Breccia	200
North Sediments	400
South Sediments	450

Table 17-2: Domains, Deleterious Elements Model

Domain	Code
Overburden	1 (100) *
Oxide OutShell	2
Oxide InShell	21
North Non-Oxide OutShell	10
North Non-Oxide InShell	101
South Non-Oxide OutShell	20
South Non-Oxide InShell	201

Table 17-3: Summary Statistics for Raw Assay Data

Metal	Units	Mean	Min	Max
Ag	g/t	15.3	0.001	8,280
As	ppm	225.8	0.5	10,180
Au	g/t	0.3	0.0003	614
Cu	ppm	268.4	0.1	273,000
Fe	%	3.5	0.005	34
Pb	%	0.2	0.0001	50
S	%	3.3	0.005	30
Sb	ppm	105.7	0.2	49,400
Zn	%	0.4	0.0001	39

Table 17-4: Summary, Grade Cap Data

Element	RT 2	RT 150	RT 180	RT 200	RT 400	RT 450
Au (g/t)	6	30	25	4	15	7
Ag (g/t)	200	500	500	300	500	500
Pb (%)	3	4	5	3.5	4	6
Zn (%)	2.5	7	10	7	10	10

March 2011	Page 17-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

17.1.6	Composites

Raw assays were composited for all deposits prior to estimation to place the assay data on near constant support. Composites were created down each hole at 7.5 m intervals. Composites start at the top of the first interval with assays and continue to the end of the hole, irrespective of the lithology. Composites <5 m in length were discarded.

17.1.7	Variography

Multi-directional variograms (correlograms) were developed for gold, silver, lead and zinc for each solid to determine grade continuity of these elements.

  Gold grades typically display 40–80 m ranges with 10-20% nugget effects;

  Silver grades typically display 30–50 m ranges with 10-20% nugget effects;

  Lead grades typically display 30–60 m ranges with 1% nugget effects;

  Zinc grades typically display 30–60 m ranges with 1-5% nugget effects.

The spatial continuity of the deleterious element grades were modeled in using commercially-available Sage2001 software, with a two-structure correlogram model from the 7.5 m composites inside the grade shells. Relatively low nugget effects were observed, and each element, with the exception of S and Fe, typically displayed a different direction of maximum grade continuity. Sulphur and Fe had similar directions of maximum grade continuity.

17.1.8	Density

Density values in the block models were assigned based on the density measurements described in Section 12. Assigned values were applied by domain, oxide code, and lithology using a script.

17.1.9	Estimation Methodology

Gold was interpolated in two steps: first an indicator was interpolated to separate the extremely low values from the rest, and then the grade was interpolated for the high-grade and low-grade domains, separately. Both steps were interpolated using ordinary kriging (OK).

March 2011	Page 17-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Silver, Pb and Zn were interpolated (using OK) by rock type, using a three-step approach with increasing search ranges. Contacts between domains were mostly hard.

Deleterious elements were interpolated using OK. Block grades of each element were estimated through a three-pass plan. Overburden, Oxide, and Non-oxide zones were estimated independently without sharing composites (i.e. a hard boundary was used). Composites in the north and south regions were combined in the estimation. The third pass was designed to interpolate all the blocks inside the grade shells.

17.1.10	Validation

Validation of the models indicated that they were appropriately constructed and reflected the geological interpretations and grade continuity of the deposits. Validations performed included visual checks of the composite coding and block coding against the domain solids and evaluation of nearest neighbour (NN) models against the kriged models to check for global and local bias.

17.1.11	Mineral Resource Classification

The mineral resources of the Project were classified into Measured, Indicated, and Inferred Mineral Resource categories for the resource model as follows:

  Measured Mineral Resources: blocks were classified as Measured if there are at least three drill holes within 55 m of the block centroid;

  Indicated Mineral Resources: blocks were classified as Indicated if there are at least two drill holes within 110 m of the block centroid, and the closest drill hole is within 80 m of the block centroid;

  Inferred Mineral Resources: blocks were classified as Inferred if there is at least one drill hole within 200 m of the block centroid.

Block classification was smoothed through a smoothing algorithm to eliminate isolated blocks of one category surrounded by blocks of a different category.

17.1.12	Assessment of Reasonable Prospects of Economic Extraction

Mineral Resources that could be extracted using open pit mining methods were assessed for reasonable prospects of economic extraction by confining the mineralization within a Lerchs-Grossman (LG) optimized pit shells constrained by parameters summarized in Table 17-5.

March 2011	Page 17-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 17-5: Lerchs-Grossman Optimization Parameters

Deposit	Parameter	Amount and Units
Costs
Peñasco	Waste mining cost	1.15 $/t
	Ore mining cost	1.15 $/t
	Mining cost reference bench	#7, 1985 m
	Mining incremental cost (ore & waste)	Per 15 m - 0.01 $/t
	Processing Cost	4.10 $/t
	Overhead Cost	1.10 $/t
Chile Colorado	Waste mining cost	1.15 $/t
	Ore mining cost	1.15 $/t
	Mining cost reference bench	#7, 1985 m
	Mining incremental cost (ore & waste)	Per 15 m - 0.01 $/t
	Processing Cost	4.58 $/t
	Overhead Cost	1.10 $/t
Metal Prices
Resources	Gold (Au)	1,100.00 $/oz
	Silver (Ag)	17.00 $/oz
	Lead (Pb)	0.85 $/lb
	Zinc (Zn)	0.90 $/lb
Reserves	Gold (Au)	950.00 $/oz
	Silver (Ag)	15.00 $/oz
	Lead (Pb)	0.60 $/lb
	Zinc (Zn	0.80 $/lb
Wall Slopes
Peñasco	0:47, 40:47, 80:49, 135:43, 180:50, 220:51, 290:50, 310:46
Chile Colorado	0:38, 15:43, 115:46, 175:48, 230:45, 295:38, 355:38

Note:	Operating costs based on 2010 site budget plan.

17.1.13	Mineral Resource Statement

Mineral Resources are reported using a gold price of US$ 1100.00/oz, a silver price of US$ 17.00/oz, a lead price of US$ 0.85/lb and a zinc price of US$ 0.90/lb. Open pit Mineral Resources are reported using a cut-off grade of $0.01/t.

Mineral Resources have an effective date of December 31, 2010. Mineral Resources are classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are exclusive of Mineral Reserves and do not include dilution. Goldcorp cautions that Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Mineral Resources for the Project are summarized by deposit in Table 17-6.

March 2011	Page 17-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 17-6: Mineral Resource Statement, Effective Date 31 December 2010, Guillermo Pareja, P.Geo.

			Grade				Contained Metal
		Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
	Category	(Mt)	(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlb)	(Mlb)
Mill	Measured	32.23	0.25	23.51	0.27	0.67	0.26	24.36	195	479
	Indicated	248.38	0.27	30.81	0.31	1.05	2.14	246.02	1,690	5,769
	Measured + Indicated	280.60	0.27	30.00	0.30	1.01	2.40	270.38	1,886	6,248
	Inferred	40.79	0.17	30.82	0.18	0.38	0.22	40.41	165	346
Heap Leach	Measured	0.23	0.18	11.14	—	—	0.00	0.08	—	—
	Indicated	3.83	0.18	15.84	—	—	0.02	1.95	—	—
	Measured + Indicated	4.06	0.18	15.60	—	—	0.02	14.50	—	—
	Inferred	1.74	0.12	14.50	—	—	0.01	0.81	—	—

Notes to Accompany Mineral Resource Table:

1.	Mineral Resources are exclusive of Mineral Reserves;
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;
3.	Mineral Resources are reported to commodity prices of $1,100/oz Au, 17.0/oz Ag, 0.85/lb Pb, and 0.90/lb Zn;
4.	Mineral Resources are defined with Lerchs-Grossmann pit shells;
5.	Mineral resources are reported to a cut-off grade of $0.01/t for open pit Mineral Resources;
6.	Tonnages are rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places;
7.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;
8.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces. Contained lead and zinc pounds are Imperial pound units.

March 2011	Page 17-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

17.2	Mineral Reserves

Open pit Mineral Reserves were estimated using metal prices of US$950.00/oz for gold, a silver price of US$15.00/oz, a lead price of US$0.60/lb and a zinc price of US$0.80/lb. A nominal mining rate of 217 Mt/a, smoothed for truck requirements, is required to provide 31 Mt/a of oxide feed to the leach pads and the 47.4 Mt/a of run-of-mine (ROM) feed to the plant. It was assumed that the swell factor would be 40% and the moisture content 5%.

17.2.1	Cut-off Grades

The break-even minimum profit cut-off grades used for Mineral Reserve declaration are summarized in Table 17-7. Peñasquito is a polymetallic operation that produces a concentrate that is transported to various smelters. The net smelter return (NSR) is the metal revenue less the proprietary (not shown) smelter recovery/payables, treatment and refining charges, penalties, freight costs, etc. For sulphide mineral resources the combined NSR values were calculated in terms of their Pb-concentrate contribution and Zn-concentrate contribution. For the oxide heap leach mineral resource the NSR values were calculated for Au and Ag only. The processing recoveries and economic parameters used in the evaluation are listed in Table 17-8.

17.2.2	Dilution

Dilution is accounted for in block models by ensuring the models have the appropriate change of support to produce a grade–tonnage curve that reflects the expected mining selectivity. Block models also incorporate anticipated contact dilution through the interpolation plan that utilizes both mineralization and waste samples within interpolation domains. Thus no further dilution factors are needed to reflect the appropriate grade and tonnage distributions.

Because the same models are used for both Mineral Reserves and Mineral Resources, dilution is incorporated in both estimates. Mineral Reserves and Mineral Resources are reported at 100% of the block model.

March 2011	Page 17-8

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 17-7: Open Pit Mineral Reserve Cut-off Grades by Metallurgical Type

			Operating Cost ($/t)				Run-of-mine Ore
Item	Units	Mining	Processing	Overhead	Total	NSR	Less	ROM	NSR
						$/t	Mining	Cost	$/t
Peñasco Pit
Heap Leach Oxide	$/t	1.15	1.80	0.00	2.95	2.95	-1.15	1.80	1.80
Fresh Sulphide	$/t	1.15	4.10	1.10	6.35	6.35	-1.15	5.20	5.20

Chile Colorado Pit
Heap Leach Oxide	$/t	1.15	1.80	0.00	2.95	2.95	-1.15	1.80	1.80
Fresh Sulphide	$/t	1.15	4.58	1.10	6.68	6.68	-1.15	5.53	5.53

Table 17-8: Processing Parameters Used in the NSR Calculations

Mill Recovery	LEAD CONCENTRATE
Peñasco Ore	Gold	Silver	Lead	Zinc	Conc
P_Breccia	62%	65%	72%	0%	52%
P_Sediments	53%	53%	72%	0%	50%
P_Oxide	62%	65%	72%	0%	52%
Chile Colorado Ore
C_Breccia	62%	65%	72%	0%	52%
C_Sediments	20%	58%	63%	0%	50%
C_Oxide	62%	65%	72%	0%	52%
		ZINC CONCENTRATE
Peñasco Ore	Gold	Silver	Lead	Zinc	Conc
P_Breccia	13%	15%	0%	75%	52%
P_Sediments	5%	5%	0%	75%	52%
P_Oxide	13%	15%	0%	75%	52%
Chile Colorado Ore
C_Breccia	13%	15%	0%	75%	50%
C_Sediments	5%	5%	0%	75%	52%
C_Oxide	13%	15%	0%	75%	50%
		OXIDE ORE
Heap Leach Ore	Gold	Silver
P_HeapLeach	50%	28%
C_HeapLeach	50%	22%
	Metal Prices used in NSR Calculations
	Mineral Resources		Mining Reserves
Commodity	Price	Units	Price	Units

Gold	1,100.00	$/oz	950.00	$/oz
Silver	17.00	$/oz	15.00	$/oz
Lead	0.85	$/lb	0.60	$/lb
Zinc	0.90	$/lb	0.80	$/lb

Note:	“P_” = Peñasco Pit, “C_” = Chile Colorado Pit

March 2011	Page 17-9

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

17.2.3	Pit Optimization Parameters

The parameters used for Mineral Reserve pit optimization were included in Table 17-5 and 17-6. Figures 17-1 and 17-2 provide multiple views of the ultimate pit. Internal pit stages were not updated for the January 2011 estimate because the overall change in the ultimate pit profiles/volumes is minor. A new LOM production schedule was verified for reasonableness using Datamine’s NPVScheduler software with the new reserve model and previous production stages.

17.2.4	Stockpiles

Current stockpiles are negligible at this stage of operation and were not considered at this stage of the operation.

17.2.5	Mineral Reserve Statement

Mineral Reserves for the Project include only the mineralization classified as Measured and Indicated Mineral Resources that was presented in Table 17-6. Mineral Reserves for the total Project are summarized in Table 17-9.

Mineral Reserves are estimated using commodity prices of US$950.00/oz, a silver price of US$15.00/oz, a lead price of US$0.60/lb and a zinc price of US$0.80/lb and an economic function that includes variable operating costs and metallurgical recoveries. The effective date for the Mineral Reserves is 31 December 2010.

17.3	Comment on Section 17

The QPs are of the opinion that the Mineral Resources and Mineral Reserves for the Project, which have been estimated using RC and core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2005). The Mineral Resources are acceptable to support declaration of Mineral Reserves.

Mineral Reserves by definition have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, as discussed in Section 4 and Section 18 of this Report. The Mineral Reserves are acceptable to support mine planning.

Areas of uncertainty that may materially impact the Mineral Resource and Mineral Reserve estimates include commodity price and exchange rate assumptions used.

March 2011	Page 17-10

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Figure 17-1: Plan View of Peñasquito Ultimate Pit

Figure 17-2: 3D Perspective of the Pits from the Northwest and South

March 2011	Page 17-11

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 17-9: Mineral Reserve Statement, Effective Date 31 December 2010, Peter Nahan, AusIMM.

			Grade				Contained Metal

Deposit	Category	Tonnes	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc
		(Mt)	(g/t)	(g/t)	(%)	(%)	(Moz)	(Moz)	(Mlb)	(Mlb)
Mill	Proven	719.99	0.51	27.0	0.27	0.65	11.88	625.69	4,303	10,376
	Probable	701.42	0.28	19.6	0.19	0.47	6.29	443.03	2,972	7,198
	Proven + Probable	1,421.41	0.40	23.4	0.25	0.57	18.17	1,068.72	7,275	17,575
Heap Leach	Proven	18.69	0.23	20.1	—	—	0.14	12.07	—	—
	Probable	49.11	0.17	15.5	—	—	0.26	24.48	—	—
	Proven + Probable	67.80	0.18	16.8	—	—	0.40	36.55	—	—

Notes to accompany Mineral Reserve Table:

1.	Mineral reserves are estimated using commodity prices of $950/oz Au, $15.0/oz Ag, $0.70/lb Pb, and 0.80/lb Zn; and an economic function that includes variable operating costs and metallurgical recoveries;
2.	The estimated metallurgical recovery rate for the Peñasquito Mine (Mill) is 5% to 64% for gold, 5% to 65% for silver, 63% to 72% for lead and 75% for zinc;
3.	The estimated metallurgical recovery rate the Peñasquito Mine (Heap Leach) is 50% for gold and 22% to 28% for silver;
4.	Au and Ag cut-off grades are estimated assuming no contribution from the other metal, whereas the actual cut-off is based on zero NSR estimations on a block-by-block basis applying all revenue and associated costs;
5.	Tonnages are rounded to the nearest 10,000 tonnes, grades are rounded to two decimal places;
6.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;
7.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces; lead and zinc contained pounds are Imperial pounds.

March 2011	Page 17-12

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

18.1	Open Pit Mining Operations

Mine construction commenced in 2007. By year-end 2010, the key process plant elements were in place, leach pad and mine roads constructed, pre-strip of the Peñasco deposit completed, and the operation was ramping up to full capacity. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

18.1.1	Description of Open Pit Operations

The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco zone and one on the Azul/Chile Colorado zone. The pit bottom on the Peñasco side is planned at 1,115 m elevation making the maximum wall height 885 m. On the Chile Colorado/Azul side, the pit bottom is at the 1,445 elevation making its maximum depth 585 m. The total final pit surface area will be approximately 645 ha.

Currently only the Peñasco portion of the pit (“Peñasco pit”) is in operation. Production is scheduled on a two shift per day basis, seven days per week, with three mining crews working on a 14-on-seven-off rotation.

Haulage ramps internal to the final pit limits are designed to a maximum grade of 10% and to a width of 35 m. Haulage ramps are designed to accommodate the removal of material (ore and waste) from the current and planned mining phases. Haulage ramps external to the final pit limit are designed to a maximum grade of 10% and to a width of 35 m.

Pit slopes range from 43º to 51º with double benches and 37º to 45º with single benches. Structural domains were based on rock types to determine overall inter-ramp angles.

Mining is undertaken using a conventional truck-and-shovel fleet, consisting of 57 haul trucks (290 t), and four 57 m3 buckets shovels. The fleet is supported by track dozers, rubber tire dozers, an excavator, and graders. The mining fleet is Owner-operated. Maintenance of mine equipment is covered by MARC contracts.

Drilling for all materials is on 15 m benches drilled with 1.5 m of sub-grade, using seven blast hole drill rigs. Drill patterns range from 9 m x 9 m in overburden to 6 m x 6 m in sulphide ore. The heap leach ore drill pattern is being adjusted as needed to assure rock fragmentation of about 127 to 152 mm for leaching. Blasting is carried out primarily with conventional ANFO explosive, supplied by an explosives contractor. Appropriate powder factors are used to match ore, waste, and overburden types.

March 2011	Page 18-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

In 2012, an in-pit crushing and conveying system is planned to be operational. This requires the installation and use of 10,000 t/h nominal throughput in-pit crushers and associated conveyers.

18.1.2	Life-of-Mine Production Schedule

The mine plan and financial analysis discussed in this Report are based on a detailed production schedule The original 2010 life of mine plan (LOM) was based on $US850/oz Au and operating parameters derived from the 2010 SBP and consisting of production schedules, operating parameters and operating costs. Production during 2011 was 192.3 Mt. The production rate for the period 2012 to 2017 (five years) is projected to be 451,000 t/d to 631,000 t/d. The mine will supply sulphide ore to the plant to meet the ramp-up schedule peaking at a rate of 47.5 Mt of sulphide ore per year. The total material mined per year will peak at 251.0 Mt per year (689,000 t/d). The production rate increases will correspond to significant increases in the equipment quantities of the mining fleet.

The Peñasco pit will provide the only sulphide mill feed through 2013 and will continue to provide mill feed through 2030. Waste stripping will begin in Chile Colorado in 2013 and sulphide ore will be mined during 2014–2032. The sulphide mill feed will be from both pits during the period 2014–2032. The planned life-of-mine production schedule is presented in Table 18-1.

Within the floating cones considered for the estimation of the Mineral Resources, about 10% of the material in the cones is currently classified as Inferred Mineral Resources. This material is set to waste in the life-of-mine plan. While there is a reasonable expectation that some or all of the Inferred Mineral Resources can be upgraded and classified as higher-confidence Mineral Resources with additional exploration and blast hole drilling programs, Goldcorp cautions that some or all of this Inferred mineralization may not be able to be converted to higher-confidence Mineral Resource categories or eventually to Mineral Reserves.

March 2011	Page 18-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 18-1: Life-of-Mine Open Pit Production Plan

Production	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Total Ore Milled	kt	44,291.76	47,579.92	47,449.56	47,568.75	47,450.33	47,580.01	47,450.56	47,449.75	47,450.04	47,580.19	47,450.06	47,450.17
Head Grade - Au	g/t	0.49	0.56	0.52	0.64	0.76	0.71	0.79	0.74	0.62	0.49	0.54	0.61
Head Grade - Ag	g/t	27.6	26.9	24.8	30.6	29.3	31.3	25.4	24.7	28.7	27.2	25.1	29.9
Head Grade - Zn	%	0.0073	0.0061	0.0059	0.0065	0.0073	0.0068	0.0056	0.0061	0.0072	0.0070	0.0063	0.0079
Head Grade - Pb	%	0.0033	0.0027	0.0025	0.0031	0.0029	0.0033	0.0023	0.0026	0.0034	0.0027	0.0024	0.0030
Concentrate Produced - Lead	dmt	168,009	157,563	165,108	200,386	185,272	193,776	149,694	159,960	200,037	165,518	152,666	178,813
Concentrate Produced - Zinc	dmt	368,878	355,844	374,831	417,717	462,936	447,688	382,850	407,480	469,337	458,507	420,118	504,224
Production	Unit	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total Ore Milled	kt	47,450.22	47,449.88	47,449.93	47,450.13	47,449.61	47,450.01	47,450.23	47,449.84	47,450	47,014.83
Head Grade - Au	g/t	0.64	0.41	0.32	0.21	0.18	0.26	0.37	0.40	0.33	0.25
Head Grade - Ag	g/t	25.6	25.8	23.7	24.7	24.0	21.1	21.8	24.5	29.7	26.6
Head Grade - Zn	%	0.0063	0.0070	0.0058	0.0048	0.0042	0.0054	0.0058	0.0062	0.0065	0.0067
Head Grade - Pb	%	0.0029	0.0030	0.0023	0.0018	0.0016	0.0018	0.0027	0.0026	0.0029	0.0033
Concentrate Produced - Lead	dmt	170,325	177,243	146,639	130,989	128,434	132,454	156,814	150,016	165,951	187,826
Concentrate Produced - Zinc	dmt	421,298	457,595	392,169	338,235	305,779	369,762	390,623	414,741	432,714	438,014

March 2011	Page 18-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

As part of day-to-day operations, Goldcorp will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews can be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives. As a result, the reviews may alter the actual mine plan from that presented in Table 18-1.

18.1.3	Waste Rock Facilities

There are three waste rock storage facilities (WRFs) planned. These are the South, West, and in-pit crush–convey (IPCC) facilities. The South and West WRFs are currently in use. Approximately 2.7 Bt of waste will be mined over the 22 year life of mine. The facilities have a combined life-of-mine planned storage capacity that matches the expected amount of mined waste.

The average one-way haulage distance to the Peñasco WRF is approximately 1.5 km; the haulage distance to the Chile Colorado WRF, when mining commences, is about 2 km on average until such time that the planned in-pit crushing and conveying system is fully operational.

18.2	Reconciliation

Detailed reconciliation procedures have been established and include monthly reconciliation by grade ranges for each element. Results obtained for 2010 indicate a positive variance for the tonnage mined (Table 18-2). It was found that the densities used in the past for the sulphide mineralization had been underestimated by 10–13%. Density measurements have been completed and appropriate adjustments have been made in the block model.

Table 18-2: 2010 Reconciliation

	Tonnes	Au	Ag	Pb	Zn
		g/t	g/t	%	%
Block Model	17,964,761	0.285	27.71	0.390	0.641
Blast hole Model	19,082,231	0.268	28.31	0.451	0.669
Plant	20,637,592	0.280	27.56	0.380	0.630

18.3	Geotechnical

Open pit design for the Project uses defined geotechnical domains together with rock mass quality ratings for the principal lithologies and appropriate pit design criteria that reflect expected conditions and risk. Geotechnical studies were completed by external consultants and Goldcorp operations staff. Golder Associates are the engineer of record for the feasibility study designs.

March 2011	Page 18-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

In 2010, detailed pit slope designs for the final wall of both the Peñasco and Chile Colorado pits have been undertaken by Call and Nicholas Inc (CNI). Using data from oriented core, field mapping and laboratory testing of rock samples, bench-scale, inter-ramp, and overall stability analysis was performed by CNI for both pit sites.

18.4	Hydrology

A combination of Goldcorp staff and external consultancies have developed the pit water management program, completed surface water studies, and estimated the life-of-mine site water balance. Management of water inflows to date have been appropriate, and no hydrological issues that could impact mining operations have been encountered.

18.5	Infrastructure Considerations

Project infrastructure is discussed in Section 5.

18.6	Workforce

Project workforce numbers are summarized in Table 18-2.

Table 18-3: Project Workforce

Workforce: 31 December 2010	Number
Expats	18
Staff	294
Operators	1,035
Contractors – Operating permanent	778
Contractors – Capital Projects	157
Total	2,282

18.7	Closure Considerations

Closure considerations are discussed in Section 4.

March 2011	Page 18-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

18.8	Markets

Goldcorp currently has an operative refining agreement with Met Mex Penoles for refining of doré produced from the Project. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to Silver Wheaton (refer to Section 4.8).

The markets for the lead and zinc concentrates from Peñasquito are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms, and smelter treatment and refining charges for both the lead and zinc concentrate represent “typical” terms for the market.

The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of concentrates and doré elsewhere in the world.

Goldcorp has entered into forward sales and collar option agreements for the base metals volumes in relation to Penasquito concentrate sales, as follows:

  Zinc

    Forward contracts to sell 1.7 million pounds at an average price of $1.00 per pound;

    Hedged volumes represent approximately 2% of first quarter 2011 estimated production;

    MTM on zinc hedges is negative $0.2 million as at December 31, 2010.

  Lead

    Options held to sell 1.7 million pounds at an average price of $0.91 per pound;

    Options written to buy 1.7 million pounds at an average price of $1.18 per pound.

    Hedged volumes represent approximately 3% of first quarter 2011 estimated production;

    MTM on lead hedges is negative $0.1 million as at December 31, 2010.

March 2011	Page 18-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

18.9	Taxation

The income tax rate applicable to corporations and individuals (the highest) in Mexico was increased from 28% to 30% as of January 1, 2010. The rate will be applied only during 2010, 2011 and 2012. In 2013 the rate will be reduced to 29%, and further reduced to 28% in 2014.

18.10	Capital Costs

As of December 31, 2010, capital spent as of that date was considered to be “sunk” capital; either spent or committed to be spent and so is not included in the economic evaluation.

For the current life-of-mine financials, capital costs are based on operating experience gained in from current operations, 2011 budget data, and quotes received from manufacturers during 2010. Capital cost estimates include funding for infrastructure, mobile equipment replacement, development drilling, new pits pre-stripping and permitting as well as miscellaneous expenditures required to maintain production. Infrastructure requirements are incorporated in the estimates as appropriate. Mobile equipment is scheduled for replacement when operating hours reach threshold limits. Sustaining capital costs reflect current price trends.

Exploration expenditure has not been included in the financial forecasts. Exploration drilling will be carried out in the future, with this expenditure targeting additional mineralization that may be able to be converted to Mineral Resources. As a result, such expenditure has not been included in the financial model as the expenditure does not relate to the current mining reserve and project being considered.

Pre-stripping costs related to the development of new mining areas or pits are considered as capital expenditures.

Capital cost estimates for the LOM are presented in Table 18-4.

March 2011	Page 18-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Table 18-4: Projected LOM Capital (Including Sustaining Capital) Costs

US dollars millions	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Major project	152.1	122.4	0.4	6.5	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sustaining	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	132.0	135.0
Exploration	2.2	2.2	2.2	2.2	2.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Stripping	0.0	0.0	3.7	6.2	18.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	179.3	149.6	31.3	39.9	45.6	25.0	25.0	25.0	25.0	25.0	132.0	135.0
US dollars millions	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	LOM
Major project	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	281.5
Sustaining	25.0	26.6	59.9	52.6	25.0	25.0	91.5	25.0	25.0	25.0	897.6
Exploration	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.0
Deferred Stripping	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	28.2
Total	25.0	26.6	59.9	52.6	25.0	25.0	91.5	25.0	25.0	25.0	1218.3

March 2011	Page 18-8

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

18.11	Operating Costs

Operating costs were developed by the Peñasquito site, and approved by Goldcorp, based on 2011 budget figures and feasibility study costs, factored as appropriate. These costs, shown in Table 18-5 for sulphide material and Table 18-6 for oxide material, were used to establish ore cut-offs and ultimately, Mineral Reserves.

Operating costs included allocations for:

  Open pit mining;

  Processing (including crushing, flotation, and filtration);

  General and administration costs;

  Offsite costs;

  Treatment and refining costs.

Table 18-5: Projected LOM Operating Costs (sulphide costs per tonne milled)

US Dollars	2011	2016	2021	2026	2031
per	to	to	to	to	to	LOM
Tonne Milled	2015	2020	2025	2030	2032	Average
Mining	$5.57	$5.26	$5.50	$4.86	$2.28	$5.02
Process	$6.57	$6.51	$6.52	$6.52	$6.55	$6.53
Site Support	$1.15	$1.20	$1.20	$1.20	$1.21	$1.19
Total On-site Costs	$13.29	$12.97	$13.22	$12.58	$10.03	$12.74
Transport	$1.52	$1.60	$1.59	$1.33	$1.66	$1.52
Treatment charges	$3.09	$3.24	$3.23	$2.70	$3.37	$3.09
Refining charges	$0.70	$0.73	$0.65	$0.56	$0.72	$0.66
Total Off-site Costs	$5.30	$5.57	$5.46	$4.59	$5.75	$5.28
Total Sulphide Costs	$18.59	$18.54	$18.68	$17.17	$15.79	$18.02

Table 18-6: Projected LOM Operating Costs (oxide costs per tonne milled)

US dollars	2011	2016	2021	2026	2031
per	to	to	to	to	to	LOM
Tonne Processed	2015	2020	2025	2030	2032	Average
Mining	$0.30	$0.30	$0.30	$0.30	$0.00	$0.30
Process	$6.15	$3.74	$2.74	$3.40	$0.00	$3.74
Site Support	$0.13	$0.04	$0.04	$0.05	$0.00	$0.06
Total Oxide Costs	$6.58	$4.08	$3.08	$3.75	$0.00	$4.10

Note: Mining costs include only the incremental ore hauling to leach pads as oxide ore was initially considered waste material for the principally sulphide operation.

March 2011	Page 18-9

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

18.12	Economic Analysis to Support Mineral Reserves

The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold, silver, and base metals, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in Project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and potentially delays in obtaining additional governmental approvals.

The pay-back period for the initial capital investment was 7.9 years from commencement of the Project in 2007, i.e. under this scenario the Project achieved payback by the fourth quarter of 2014.

To support declaration of Mineral Reserves, Goldcorp prepared an economic analysis to confirm that the economics based on the Mineral Reserves over a 22-year mine life could repay life-of-mine operating and capital costs. The Project was evaluated on an after-tax, project stand-alone, 100% equity-financed basis, and all costs prior to 31 December 2010 were treated as sunk costs. Results of this assessment indicated positive Project economics until the end of mine life, and supported Mineral Reserve declaration. Life-of mine capital costs ($US1,218.3 M) are exceeded by the LOM cashflow (US$4,815 M).

Inferred Mineral Resources above cut-off were considered “waste” in the evaluation. The QPs note that there is some upside for the Project if some or all of the Inferred Mineral Resources are able to be upgraded to higher-confidence mineral resource categories, and eventually to Mineral Reserves.

March 2011	Page 18-10

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

18.12.1	Sensitivity Analysis

Sensitivity analysis was performed on the base case LOM after-tax net present value. Positive and negative variations, to a maximum 20% in either direction, were applied independently to each of the following parameters:

  Metal prices;

  Capital costs;

  Operating costs;

  Gold, silver, lead and zinc metal production (equivalent to recovered grade).

Sensitivities are documented in Table 18-7. The results of this analysis demonstrate that the Project’s financial outcome is most sensitive to operating costs. The next most sensitive parameter is gold prices and production.

Table 18-7: Sensitivity Table

March 2011	Page 18-11

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

19.0	OTHER RELEVANT DATA AND INFORMATION

Goldcorp is currently investigating an option of mining mineralization that outside the area of the current open pit design using bulk mining methods such as block caving. This option is envisaged as a possible source of additional mine life following the cessation of open pit mining in 2032.

Goldcorp is also investigating the potential for underground mining of the mantos mineralization during the open pit mine life. This could utilize selective mining methods such as longhole stoping or cut-and-fill.

These studies are at an early, conceptual stage, and no underground Mineral Resources or Mineral Reserves have been declared.

March 2011	Page 19-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

20.0	INTERPRETATION AND CONCLUSIONS

The QPs, as author of this Report, have reviewed the data for the Project and are of the opinion that:

  Mining tenure held by Goldcorp in the areas for which Mineral Resources and Mineral Reserves are estimated is valid;

  Goldcorp holds sufficient surface rights to support mining operations over the open pit and underground planned life-of-mine that was developed based on the year- end 2010 Mineral Reserves;

  Permits held by Goldcorp for the Project are sufficient to ensure that mining activities within the Project are conducted within the regulatory framework required by the Mexican Government and that Mineral Resources and Mineral Reserves can be declared;

  Goldcorp has sufficiently addressed the environmental impact of the operation, and subsequent closure and remediation requirements that Mineral Resources and Mineral Reserves can be declared, and that the mine plan is appropriate and achievable;

  Closure provisions are appropriately considered in the mine plan;

  The existing infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are sufficiently well- established, or the requirements to establish such, are well understood by Goldcorp, and can support the declaration of Mineral Resources and Mineral Reserves and the current mine plan;

  The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different deposits is sufficient to support estimation of Mineral Resources and Mineral Reserves. The geological knowledge of the area is also considered sufficiently acceptable to reliably inform mine planning;

  The mineralization style and setting is well understood within Project and can support declaration of Mineral Resources and Mineral Reserves;

  The exploration programs completed to date are appropriate to the style of the deposits identified within the Project. The research work supports Goldcorp’s genetic and affinity interpretations for the deposits.

  Additional exploration using these methods and geological interpretations has a likelihood of generating additional exploration success.

March 2011	Page 20-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  The quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration, delineation, underground, and grade control drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation;

  Sampling methods are acceptable, meet industry-standard practice, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

  The quality of the gold, silver, and base metals analytical data is reliable and sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

  Data verification programs undertaken on the data collected from the Project acceptably support the geological interpretations and the database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

  Metallurgical testwork completed on the Project has been appropriate to establish the optimal processing routes, and was performed using samples that are typical of the mineralization styles found within the Project.

  Recovery factors estimated in the conceptual heap leach planning stage have, following production, been confirmed. As a result, the leach recovery factors are considered appropriate to support Mineral Resource and Mineral Reserve estimation, and mine planning;

  Ore hardness, reagent consumptions and process conditions are based on initial production data, and based on current mining and processing data, appropriate to the process operating cost assumptions;

  Mineral Resources and Mineral Reserves for the Project, which have been estimated using RC and core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2010). The Mineral Reserves are acceptable to support mine planning;

  The open pit plans are appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Project;

  Production forecasts are achievable with the current equipment and plant, replacements have been acceptably scheduled;

  There is some upside for the Project if the Inferred Mineral Resources that are identified within the mineral resource open pit can be upgraded to higher confidence Mineral Resource categories;

March 2011	Page 20-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  Exploration potential remains under the current open pits, and may support underground mining; such an alternative is under consideration through planned conceptual-level engineering studies. The mantos mineralization identified at depth may also support a potential underground operation; studies are also planned to investigate this option. Currently no underground Mineral Resources or Mineral Reserves are declared;

  The predicted mine life of 22 years is achievable based on the projected annual production rate and the Mineral Reserves estimated;

  The terms contained within the doré sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world;

  The terms contained within the smelter contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of concentrates elsewhere in the world;

  Capital cost and operating cost estimates are appropriate for the economic circumstances existing at the time they were supplied;

  Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Project support the declaration of Mineral Reserves using the set of assumptions outlined;

  The economic analysis shows that Project economics are positive for the sets of assumptions considered and can support declaration of Mineral Reserves;

  The Project’s financial outcome is most sensitive to variations in operating costs. The next most sensitive parameters are gold prices and production.

In the opinion of the QPs, the Project that is outlined in this Report has met its objectives. Mineral Resources and Mineral Reserves have been estimated for the Project, mining operations have commenced, and mining and recovery factors have been confirmed with production data. This indicates the data supporting the Mineral Resource and Mineral Reserve estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could support mining operations has been achieved.

March 2011	Page 20-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

21.0	RECOMMENDATIONS

The following work programs are recommended for the Project. The total estimated cost of the recommendations is approximately US$6.2M.

The recommendations form part of a single program, with the work phases outlined able to be conducted concurrently. No phase is dependent on the results of another phase.

  Optimization: The main focus of future work should be directed toward optimizing recoveries. (Total estimated cost US$0.1 M);

    Blast hole sampling study;

    Laboratory audit;

  Exploration: Testing the deeper portions of the Peñasquito deposit using core drilling. (Total estimated cost US$3.1 M);

    10 core holes for 12,000 m, assuming US$250/m;

    Mine to Mill Program: The Mine-to-Mill program at Peñasquito will focus on increasing mill throughput. (Total estimated cost US$0.1 M);

      Implement improved drill and blast practices to reduce the amount of oversized rocks and increase the generation of fine particles;

      Assess potential for improved operating practices in the grinding circuit will be identified and implemented to better suit the characteristics (particle size and hardness) of the run-of-mine ore;

      Optimize LOM truck scheduling for the truck fleet, and for a combination of trucking and conveying.

    Underground evaluation. (Total estimated cost US$2.9 M);

      Metallurgical sampling program and testing of mantos mineralization;

      Rock mechanics and laboratory testing to support potential block caving option;

      Structural interpretations;

      Hydrogeology study;

      Mining engineering studies to assess underground sequencing and options for integrating underground production with that of the open pits.

March 2011	Page 21-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

22.0	REFERENCES

22.1	Bibliography

  Bryson, R.H., Brown, F.H., Rivera, R., and Butcher, M.G., 2009: Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México: unpublished NI 43-101 technical report prepared for Goldcorp, effective date 10 March 2009

  Bryson, R.H., Brown, F.H., Rivera, R., and Ristorcelli, S., 2007: Peñasquito Project Technical Report, Concepción del Oro District, Zacatecas State, México: unpublished NI 43-101 technical report prepared for Goldcorp, effective date 31 December 2007

  Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

  Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

  Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 2010,http://www.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf Goldcorp Inc., 2009a: Annual Report, 2008: unpublished report posted to Goldcorp Inc. website, accessed 27 February 2010, http://www.goldcorp.com/_resources/2009_ar/pdfs/ar08_reserves_and_resources.pdf

  Goldcorp Inc., 2009b: Annual Information Form: unpublished report to Toronto Stock Exchange, filed 16 March 2009, 113 p.

March 2011	Page 22-1

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

  Goldcorp Inc., 2010: Annual Information Form: unpublished report to Toronto Stock Exchange, filed 19 March 2010, 130 p.

  Independent Mining Consultants, 2005: Executive Summary of the Technical Report Preliminary Resource Estimate Update for the Peñasco Deposit, Peñasquito Project State of Zacatecas, Mexico: unpublished NI 43-101 technical report prepared by Independent Mining Consultants for Western Silver Corporation, April 2005

  M3 Engineering and Technology Corp., 2004: Western Silver Corporation, Peñasquito Pre-Feasibility Study: unpublished NI 43-101 technical report prepared by Independent Mining Consultants for Western Silver Corporation, April 2004; amended and restated 8 November 2004, further amended and restated 10 December 2004

  Marek, J., Hanks, J.T., Wythes, T.J., Huss, C.E., and Pegnam, M.L., 2005: Peñasquito Feasibility Study Volume I NI 43-101 Technical Report: unpublished NI 43-101 technical report prepared by M3 Engineering and Technology Corp. for Western Silver Corporation, November 2005

  Marlow, J., 2004: Technical Report, Preliminary Resource Estimate, for the Peñasco Deposit Peñasquito Project State of Zacatecas, Mexico: unpublished NI 43-101 technical report prepared for Western Silver Corporation, effective date 3 November 2004

  SNC Lavalin, 2004: Minera Penasquito, S.A. De C.V., Peñasquito Project, Mineral Resource Estimate for Chile Colorado Zone: unpublished NI 43-101 technical report prepared by SNC Lavalin for Western Silver Corporation, March 2004

  Voorhees J.S., Hanks, J.T., Drielick, T.L., Wythes, T.J., Huss, C.E., Pegnam, M.L., and Johnson, J.M., 2008: Peñasquito Feasibility Study, 100,000 Mtpd, NI 43-101 Technical Report: unpublished NI 43-101 technical report prepared by M3 Engineering and Technology Corp. for Glamis Gold Inc., effective date 31 July 2006.

March 2011	Page 22-2

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

22.2	Glossary

Term	Definition
acid rock drainage/ acid mine drainage	Characterized by low pH, high sulphate, and high iron and other metal species.
adit
  A passageway or opening driven horizontally into the side of a hill generally for the purpose of exploring or otherwise opening a mineral deposit. An adit is open to the atmosphere at one end, a tunnel at both ends.

adjacent property
  A property in which the issuer does not have an interest; has a boundary reasonably proximate to the property being reported on; and has geological characteristics similar to those of the property being reported on advanced property
  A property for which the potential economic viability of its mineral resources is supported by a preliminary economic assessment, or the economic viability of its mineral reserves is supported by a prefeasibility study or a feasibility study.

alluvium	Unconsolidated terrestrial sediment composed of sorted or unsorted sand, gravel, and clay that has been deposited by water.
ANFO	A free-running explosive used in mine blasting made of 94% prilled aluminium nitrate and 6% No. 3 fuel oil.
aquifer	A geologic formation capable of transmitting significant quantities of groundwater under normal hydraulic gradients.
autogenous grinding	The process of grinding in a rotating mill which uses as a grinding medium large pieces or pebbles of the ore being ground, instead of conventional steel balls or rods.
azimuth
  The direction of one object from another, usually expressed as an angle in degrees relative to true north. Azimuths are usually measured in the clockwise direction, thus an azimuth of 90 degrees indicates that the second object is due east of the first.

background concentration	Naturally-occurring concentrations of compounds of environmental concern ball mill
  A piece of milling equipment used to grind ore into small particles. It is a cylindrical shaped steel container filled with steel balls into which crushed ore is fed. The ball mill is rotated causing the balls themselves to cascade, which in turn grinds the ore.

beneficiation	Physical treatment of crude ore to improve its quality for some specific purpose. Also called mineral processing.
bullion	Unrefined gold and/or silver mixtures that have been melted and cast into a bar or ingot.
carbon-in-column (CIC)	A method of recovering gold and silver from pregnant solution from the heap leaching process by adsorption of the precious metals onto fine carbon suspended by up-flow of solution through a tank.
carbon-in-leach (CIL)
  A method of recovering gold and silver from fine ground ore by simultaneous dissolution and adsorption of the precious metals onto fine carbon in an agitated tank of ore solids/solution slurry. The carbon flows counter currently to the head of the leaching circuit.

carbon-in-pulp (CIP)
  A method of recovering gold and silver from fine ground ore by adsorption of the precious metals onto fine carbon in an agitated tank of ore solids/solution slurry. This recovery step in the process follows the leaching process which is done in similarly agitated tanks, but without contained carbon.

comminution/crushing/grinding
  Crushing and/or grinding of ore by impact and abrasion. Usually, the word "crushing" is used for dry methods and "grinding" for wet methods. Also, "crushing" usually denotes reducing the size of coarse rock while "grinding" usually refers to the reduction of the fine sizes.

concentrate	The concentrate is the valuable product from mineral processing, as opposed to the tailing, which contains the waste minerals. The concentrate represents a smaller volume than the original ore critical path
  Sequence of activities through a project network from start to finish, the sum of whose durations determines the overall project duration. Note: there may be more than one such path. (The path through a series of activities, taking into account interdependencies, in which the late completion of activities will have an impact on the project end date or delay a key milestone.)

crosscut	A horizontal opening driven across the course of a vein or structure, or in general across the strike of the rock formation; a connection from a shaft to an ore structure.

March 2011	Page 22-3

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Term	Definition
crown pillar.	An ore pillar at the top of an open stope left for wall support and protection from wall sloughing above cut and fill stoping
  If it is undesirable to leave broken ore in the stope during mining operations (as in shrinkage stoping), the lower portion of the stope can be filled with waste rock and/or mill tailings. In this case, ore is removed as soon as it has been broken from overhead, and the stope filled with waste to within a few feet of the mining surface. This method eliminates or reduces the waste disposal problem associated with mining as well as preventing collapse of the ground at the surface.

cut-off grade	A grade level below which the material is not “ore” and considered to be uneconomical to mine and process. The minimum grade of ore used to establish reserves.
cyanidation	A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.
data verification
  The process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used for mineral resource and mineral reserve estimation

decline	A sloping underground opening for machine access from level to level or from the surface. Also called a ramp.
density	The mass per unit volume of a substance, commonly expressed in grams/ cubic centimetre.
depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
development
  Often refers to the construction of a new mine or; Is the underground work carried out for the purpose of reaching and opening up a mineral deposit. It includes shaft sinking, cross-cutting, drifting and raising.

development property
  a property that is being prepared for mineral production or a material expansion of current production, and for which economic viability has been demonstrated by a pre-feasibility or feasibility study.

dilution	Waste of low-grade rock which is unavoidably removed along with the ore in the mining process.
disclosure
  Any oral statement or written disclosure made by or on behalf of an issuer and intended to be, or reasonably likely to be, made available to the public in a jurisdiction of Canada, whether or not filed under securities legislation, but does not include written disclosure that is made available to the public only by reason of having been filed with a government or agency of government pursuant to a requirement of law other than securities legislation.

discounted cash flow (DCF)
  Concept of relating future cash inflows and outflows over the life of a project or operation to a common base value thereby allowing more validity to comparison of projects with different durations and rates of cash flow.

drift	A horizontal mining passage underground. A drift usually follows the ore vein, as distinguished from a crosscut, which intersects it.
easement	Areas of land owned by the property owner, but in which other parties, such as utility companies, may have limited rights granted for a specific purpose.
effective date	With reference to a technical report, the date of the most recent scientific or technical information included in the technical report.
encumbrance
  An interest or partial right in real property which diminished the value of ownership, but does not prevent the transfer of ownership. Mortgages, taxes and judgements are encumbrances known as liens. Restrictions, easements, and reservations are also encumbrances, although not liens.

feasibility study
  A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental, and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

flotation
  Separation of minerals based on the interfacial chemistry of the mineral particles in solution. Reagents are added to the ore slurry to render the surface of selected minerals hydrophobic. Air bubbles are introduced to which the hydrophobic minerals attach. The selected minerals are levitated to the top of the flotation machine by their attachment to the bubbles and into a froth product, called the "flotation concentrate." If this froth carries more than one mineral as a designated main constituent, it is called a "bulk float". If it is selective to one constituent of the ore, where more than one will be floated, it is a "differential" float.

March 2011	Page 22-4

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Term	Definition
flowsheet	The sequence of operations, step by step, by which ore is treated in a milling, concentration, or smelting process.
footwall	The wall or rock on the underside of a vein or ore structure.
free milling	Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to roasting or chemical treatment.
gangue	The fraction of ore rejected as tailing in a separating process. It is usually the valueless portion, but may have some secondary commercial use geosyncline
  A major downwarp in the Earth's crust, usually more than 1000 kilometres in length, in which sediments accumulate to thicknesses of many kilometres. The sediments may eventually be deformed and metamorphosed during a mountain-building episode.

hanging wall	The wall or rock on the upper or top side of a vein or ore deposit.
heap leaching
  A process whereby valuable metals, usually gold and silver, are leached from a heap or pad of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

Indicated Mineral Resource
  An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
  An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

internal rate of return (IRR)	The rate of return at which the Net Present Value of a project is zero; the rate at which the present value of cash inflows is equal to the present value of the cash outflows.
IP
  Geophysical method, induced polarization; used to directly detect scattered primary sulphide mineralization. Most metal sulphides produce IP effects, e.g. chalcopyrite, bornite, chalcocite, pyrite, pyrrhotite

liberation	Freeing, by comminution, of particles of specific mineral from their interlock with other constituents of the ore.
life of mine (LOM)	Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan based on the current evaluation of ore reserves.
lithogeochemistry	The chemistry of rocks within the lithosphere, such as rock, lake, stream, and soil sediments
Measured Mineral Resource
  A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

merger	A voluntary combination of two or more companies whereby both stocks are merged into one.
mill	Includes any ore mill, sampling works, concentration, and any crushing, grinding, or screening plant used at, and in connection with, an excavation or mine.
Mineral Reserve
  A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

March 2011	Page 22-5

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Term	Definition
Mineral Resource
  A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

mining claim	A description by boundaries of real property in which metal ore and/or minerals may be located.
net present value (NPV)
  The present value of the difference between the future cash flows associated with a project and the investment required for acquiring the project. Aggregate of future net cash flows discounted back to a common base date, usually the present. NPV is an indicator of how much value an investment or project adds to a company.

net smelter return royalty (NSR)	A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.
open pit	A mine that is entirely on the surface. Also referred to as open-cut or open-cast mine.
open stope
  In competent rock, it is possible to remove all of a moderate sized ore body, resulting in an opening of considerable size. Such large, irregularly-shaped openings are called stopes. The mining of large inclined ore bodies often requires leaving horizontal pillars across the stope at intervals in order to prevent collapse of the walls.

ounce (oz) (troy)	Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
overburden	Material of any nature, consolidated or unconsolidated, that overlies a deposit of ore that is to be mined.
pebble mill	A grinding mill similar in construction and action as a ball mill, but in which the charge is made up of hard pebbles in place of the more conventional steel balls
petrography	Branch of geology that deals with the description and classification of rocks.
plant
  A group of buildings, and especially to their contained equipment , in which a process or function is carried out; on a mine it will include warehouses, hoisting equipment, compressors, repair shops, offices, mill or concentrator.

portal.	The surface entrance to a tunnel or adit
preliminary economic assessment	a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources preliminary feasibility study, pre-feasibility study
  A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve

Probable Mineral Reserve
  A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
  A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

raise	A vertical or inclined underground working that has been excavated from the bottom upward

March 2011	Page 22-6

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Term	Definition
reclamation	The restoration of a site after mining or exploration activity is completed.
refining
  A high temperature process in which impure metal is reacted with flux to reduce the impurities. The metal is collected in a molten layer and the impurities in a slag layer. Refining results in the production of a marketable material.

resistivity
  Observation of electric fields caused by current introduced into the ground as a means of studying earth resistivity in geophysical exploration. Resistivity is the property of a material that resists the flow of electrical current

right-of-way	A parcel of land granted by deed or easement for construction and maintenance according to a designated use. This may include highways, streets, canals, ditches, or other uses
rod mill	A rotating cylindrical mill which employs steel rods as a grinding medium.
room and pillar
  This method is suitable for level deposits that are fairly uniform in thickness. It consists of excavating drifts (horizontal passages) in a rectilinear pattern so that evenly spaced pillars are left to support the overlying material. A fairly large portion of the ore (40–50%) must be left in place. Sometimes the remaining ore is recovered by removing or shaving the pillars as the mine is vacated, allowing the overhead to collapse or making future collapse more likely royalty
  An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a specific amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

run-of-mine	A term used to describe ore of average grade for the deposit.
semi-autogenous grinding (SAG)	A method of grinding rock into fine powder whereby the grinding media consists of larger chunks of rocks and steel balls.
shaft	A vertical or inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top, which lowers and raises a conveyance for handling men and material shrinkage stoping
  In this method, mining is carried out from the bottom of an inclined or vertical ore body upwards, as in open stoping. However, most of the broken ore is allowed to remain in the stope in order both to support the stope walls and to provide a working platform for the overhead mining operations. Ore is withdrawn from chutes in the bottom of the stope in order to maintain the correct amount of open space for working. When mining is completed in a particular stope, the remaining ore is withdrawn, and the walls are allowed to collapse.

specific gravity	The weight of a substance compared with the weight of an equal volume of pure water at 4°C.
stope	An excavation in a mine, other than development workings, made for the purpose of extracting ore.
strike length	The horizontal distance along the long axis of a structural surface, rock unit, mineral deposit or geochemical anomaly.
strip ratio	The ratio of waste tons to ore tons mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
sublevel caving
  In this method, relatively small blocks of ore within a vertical or steeply sloping vein are undercut within a stope and allowed to settle and break up. The broken ore is then scraped into raises and dropped into mine cars.

supergene	Mineral enrichment produced by the chemical remobilisation of metals in an oxidised or transitional environment.
tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.
tunnel	A horizontal underground passage that is open at both ends; the term is loosely applied in many cases to an adit, which is open at only one end
wacke	A sandstone that consists of a mixed variety of angular and unsorted (or poorly sorted) mineral and rock fragments within an abundant matrix of clay and fine silt.
XYZ coordinates
  A grouping of three numbers which designate the position of a point in relation to a common reference frame. In common usage, the X and Y coordinate fix the horizontal position of the point, and Z refers to the elevation

March 2011	Page 22-7

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

22.3	Abbreviations

Abbreviation	Definition
®	registered name
AA	atomic absorption spectroscopy
ANC	acid-neutralizing capacity
ANP	acid-neutralizing potential
ARD	acid-rock drainage
AuAA	cyanide-soluble gold
AuEq	gold equivalent
AuFA	fire assay
AuPR	preg-rob gold
AuSF	screen fire assay
AusIMM	Australasian Institute of Mining and Metallurgy
BFA	bench face angle
BLEG	bulk leach extractable gold
BLM	US Bureau of Land Management
C.P.G.	Certified Professional Geologist
Capex	capital expenditure
CIL	carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CNwad	acid-dissociable cyanide
CRM	certified reference material
CST	cleaner scavenger tailings
CTOT	carbon total
Cu Eq	copper equivalent
CuCN	cyanide-soluble copper
dmt	dry metric tonne
E	east
EIS	Environmental Impact Statement
EOM	end of month
EOY	end of year
g/dmt	grams per dry metric tonne
GPS	global positioning system
GSM	Groupe Spécial Mobile
H	horizontal
HPGR	high pressure grinding rolls
ICP	inductively-couple plasma
ICP-MS	inductively-coupled plasma mass spectrometry
ICP-OES	inductively-coupled plasma optical emission spectrometry
ID	inverse distance interpolation; number after indicates the power, eg ID6 indicates inverse distance to the 6th power.
JCR	joint condition rating
KV	kriging variance
L–G	Lerchs–Grossmann
LOA	length overall
LOM	life-of-mine
LSK	large-scale kinetic
MIK	multiple-indicator kriging
MWMS	mine water management system
MWMT	meteoric water mobility testing
N	north
NAG	net acid generation/net acid generating
NAPP	net acid-producing potential
NI 43-101	Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”
NN	nearest-neighbor/ nearest neighbour
NNP	net neutralizing potential
NSR	net smelter return
NW	northwest
OK	ordinary kriging
Opex	operating expenditure

March 2011	Page 22-8

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Abbreviation	Definition
P.Eng. or P.E.	Professional Engineer
P.Geol or P.Geo	Professional Geologist
PAG	potentially acid-generating
PLI	point load index
PoO	Plan of Operations
PSI	yield strength
QA/QC	quality assurance and quality control
QLT	quick leach test
QP	Qualified Person
RAB	rotary air blast
RC	reverse circulation
RMR	rock mass rating
ROM	run-of-mine
RPL	Environmental Monitoring Plan
RQD	rock quality designation
S	south
SAG	semi-autogenous grind
SE	southeast
SEIS	Supplemental Environmental Impact Statement
SG	specific gravity
SMU	selective mining unit
SRM	standard reference material
SS	sulphide sulphur
ST	scavenger tailings
STOT	sulphur total
SX-EW	solvent extraction–electrowin
TF	tonnage factor
Topo	topography
UC	uniform conditioning
UHF	ultra-high frequency
USGS	United States Geological Survey
V	vertical
VHF	very high frequency
W	west
XRD	X-ray diffraction
XRF	X-ray fluorescence

22.4	Chemical Symbols

Symbol	Element/Chemical
Ag	silver
Al	aluminum
As	arsenic
Au	gold
B	boron
Ba	barium
Be	beryllium
Bi	bismuth
C	carbon
Ca	calcium
CaCO3	calcium carbonate
CaO	calcium oxide
CaSO4•2H2O	calcium sulphide dehydrate
Cd	cadmium
Ce	cerium
Cl	chlorine
CN	cyanide
CO	carbon monoxide

March 2011	Page 22-9

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

Symbol	Element/Chemical
Co	cobalt
Cr	chromium
Cs	caesium
Cu	copper
Fe	iron
FeOx	iron oxides
Ga	gallium
Ge	germanium
H	hydrogen
Hf	hafnium
Hg	mercury
In	indium
K	potassium
La	lanthium
Li	lithium
Mg	magnesium
Mn	manganese
Mn(OH)2	manganese hydroxide
MnO2	manganese dioxide
Mo	molybdenum
N	nitrogen
Na	sodium
Nb	niobium
NH3	ammonia
Ni	nickel
NOx	nitrogen oxide compounds
O2	oxygen
P	phosphorus
Pb	lead
Pd	palladium
Pt	platinum
Rb	rubidium
Re	rhenium
S	sulphur
Sb	antimony
Sc	scandium
Se	selenium
Sn	tin
SO2	sulphur dioxide
Sr	strontium
Ta	tantalum
Te	tellurium
Th	thorium
Ti	titanium
Tl	thallium
U	uranium
V	vanadium
W	tungsten
Y	yttrium
Zn	zinc
Zr	zirconium

March 2011	Page 22-10

Peñasquito Polymetallic Operation Zacatecas State, Mexico NI 43-101 Technical Report

23.0	DATE AND SIGNATURE PAGE

  The effective date of this Technical Report, entitled “Silver Wheaton Corp. Peñasquito Polymetallic Operation, Zacatecas State, Mexico, NI 43-101 Technical Report” is 31 December 2010.

  “signed and sealed”

  Maryse Belanger, P.Geo

  Dated: 21 March 2011

  “signed and sealed”

  Guillermo Pareja, P.Geo.

  Dated: 21 March 2011

  “signed and sealed”

  Peter Nahan, AusIMM.

  Dated: 21 March 2011

March 2011	Page 23-1

  CERTIFICATE OF QUALIFIED PERSON

  I, Maryse Belanger, P.Geo., as an author of this report entitled " Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report" dated December 31, 2010 prepared for Silver Wheaton Corp. (the "Issuer") do hereby certify that:

1.	I am Director Technical Services at Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Coloumbia, Canada, V6C 2X8.

2.	This certificate applies to the technical report "Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report", dated December 31, 2010 (the "Technical Report").

3.	I graduated with a Bachelor of Science degree (BSc) in Earth Sciences from the Université du Québec à Chicoutimi in 1985. I studied Geostatistics at the Centre de Géostatistique in Fontainbleau, France in 1986.

4.	I have worked as a geologist for a total of 25 years. I am a member in good standing of the Association of Professional Geoscientists of Ontario (APGO) with Registration No. 0125.

5.	I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and by reason of education, experience and professional registration I fulfill the requirements of a "qualified person" as defined in NI 43-101.

6.	I visited the Peñasquito Mine, subject of the report between June 21- 23, 2010.

7.	I am responsible for all of the sections of the Technical Report.

8.	I am not an independent qualified person as described in section 1.4 of NI 43-101.

9.	I have no prior involvement with the property.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30 day of March, 2011

/s/ Maryse Belanger
Maryse Belanger, P.Geo.
Director Technical Services
Goldcorp Inc.

  CERTIFICATE OF QUALIFIED PERSON

  I, Guillermo Pareja, Ph.D., P. Geo., as an author of this report entitled Peñasquito Polymetallic Mine Operation, Zacatecas State, Mexico NI 43-101 Technical Report" dated December 31, 2010 prepared for Silver Wheaton Corp. (the "Issuer") do hereby certify that:

1.	I am Manager, Mineral Resources at Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Columbia, Canada V6C 2X8.

2.	This certificate applies to the technical report " Peñasquito Polymetallic Mine Operation, Zacatecas State, Mexico NI 43-101 Technical Report", dated December 31, 2010 (the "Technical Report").

3.	I graduated with a B.Sc. degree in Geology from Universidad Nacional de Ingenieria, Peru, in 1989, and a Ph.D. in Geology from the Leland Stanford Junior University, USA, in 1998. I am a member in full standing of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) with Registration No. 35049.

4.	I have worked as a geologist since graduation from university in 1989. During that time, I have been employed as exploration geologist, mine geologist, resource geologist and consulting geologist, at several mining companies.

5.	I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and by reason of education, experience and professional registration I fulfill the requirements of a "qualified person" as defined in NI 43-101.

6.	I visited the Peñasquito mine, subject of the report, between July 12 to 16, 2010.

7.	I am responsible for the Resource model estimates in Section 17 of the Technical Report.

8.	I am independent of the issuer as described in section 1.4 of NI 43-101.

9.	I have had no prior involvement with the property.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

  Dated this 30 day of March, 2011

  /s/ Guillermo Pareja
  Guillermo Pareja, Ph.D., P.Geo.
  Manager, Mineral Resources
  Goldcorp Inc.

  CERTIFICATE OF QUALIFIED PERSON

  I, Peter B. Nahan, as an author of this report entitled "Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report" dated December 31, 2010 prepared for Silver Wheaton Corp. (the "Issuer") do hereby certify that:

1.	I am Senior Evaluation Engineer, Goldcorp Inc. Park Place, Suite 3400 — 666 Burrard St., Vancouver,BC, Canada.

2.	This certificate applies to the technical report "Peñasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report", dated December 31, 2010 (the "Technical Report").

3.	My qualifications include 1979 Bachelor's of Science in Mining Engineering obtained from Michigan Technological University in Houghton, Michigan; 1989 Master's of Science in Mining Engineering obtained from Queen's University in Kingston, Ontario. I am a participating member of the Society of Mining and Metallurgical Engineers (SME, 2333520) in the United States, Canadian Institute of Mining, Metallurgy and Petroleum (CIM, 138612) and the Australian Institute of Mining and Metallurgy (AusIMM, 210693). I have been involved with Resource and Reserve for a total of 22 years at properties in the US, England, Canada, Australia, Chile, New Guinea, Indonesia, Tanzania, Dominican Republic and Mexico.

4.	I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and by reason of education, experience and professional registration I fulfill the requirements of a "qualified person" as defined in NI 43-101.

5.	I visited the Peñasquito property on: for 22 days from January 1 through February 21, 2011; 9 days from November 29 through December 7, 2010; for 9 days from July 7 through July 15, 2010; for 9 days from March 8 through March 16, 2010.

6.	I am responsible for Sections 17.2 Reserves through 17.3 Comments on Section 17 of the Technical Report.

7.	I am not an independent qualified person as described in section 1.4 of NI 43101, as I am an employee of the Issuer.

8.	Provided technical support to the Engineering and Geology groups when requested.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

  Dated this 30 day of March, 2011

/s/ Peter Nahan
Peter Nahan	Bsc, Msc in Mining Engineering, Member
of SME, CIM, AusIMM
Mining Engineer — Senior Evaluation Engineer	Goldcorp Inc.